--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

                     PURSUANT TO SECTION 12(b) or 12(g) of
                      the Securities Exchange Act of 1934

                         ------------------------------

                             TENNECO PACKAGING INC.
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                      36-2552989
       (STATE OR OTHER JURISDICTION OF              (I.R.S. EMPLOYER IDENTIFICATION NO.)
        INCORPORATION OR ORGANIZATION)

            1900 WEST FIELD COURT                                  60045
            LAKE FOREST, ILLINOIS                                (ZIP CODE)
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (847) 482-2000
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                         ------------------------------

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) of the Act:

                                                         NAMES OF EACH EXCHANGE ON
      TITLE OF CLASS TO BE SO REGISTERED              WHICH CLASS IS TO BE REGISTERED
      ----------------------------------              -------------------------------
        Common Stock ($.01 Par Value)                     New York Stock Exchange
and associated Preferred Stock Purchase Rights

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) of the Act:

                                      None

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             TENNECO PACKAGING INC.

     I.  INFORMATION INCLUDED IN INFORMATION STATEMENT AND INCORPORATED IN
                  REGISTRATION STATEMENT ON FORM 10 BY REFERENCE

     Cross-reference sheet between Information Statement attached hereto as
                          Annex A and items of Form 10

ITEM NO.               ITEM CAPTION                      LOCATION IN INFORMATION STATEMENT
--------               ------------                      ---------------------------------
   1.      Business.............................   Summary; Management's Discussion and Analysis
                                                   of Financial Condition and Results of
                                                   Operations; and Business.
   2.      Financial Information................   Summary; Unaudited Pro Forma Combined
                                                   Financial Statements; Management's Discussion
                                                   and Analysis of Financial Condition and
                                                   Results of Operations; and Combined Selected
                                                   Financial Data.
   3.      Properties...........................   Business.
   4.      Security Ownership of Certain
             Beneficial Owners and Management...   Management.
   5.      Directors and Executive Officers.....   Management.
   6.      Executive Compensation...............   Management.
   7.      Certain Relationships and Related
             Transactions.......................   Summary; The Spin-off; and Management.
   8.      Legal Proceedings....................   Business.
   9.      Market Price of and Dividends on
             Registrant's Common Equity and
             Related Stockholder Matters........   Summary; The Spin-off; and Description of
                                                   Capital Stock.
  11.      Description of Registrant's
             Securities to be Registered........   Description of Capital Stock.
  12.      Indemnification of Directors and
             Officers...........................   Management.
  13.      Financial Statements and
             Supplementary Data.................   Summary; Unaudited Pro Forma Combined
                                                   Financial Statements; and Combined Financial
                                                   Statements of The Businesses of Tenneco
                                                   Packaging.

             II.  INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     None

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

        (a) Financial Statements and Schedule.

            The following is a list of financial information included in the Information Statement and filed as a part of this Registration Statement on Form 10:


            (1) Unaudited Pro Forma Combined Financial Statements of Packaging
                as of June 30, 1999, and for the six months ended June 30, 1999 and for the year ended December 31, 1998;

            (2) Combined Financial Statements of the Businesses of Tenneco
                Packaging as of June 30, 1999 (unaudited), December 31, 1998 and 1997, and for the six months ended June 30, 1999 and 1998 (unaudited) and the years ended December 31, 1998, 1997 and 1996; and


            (3) Schedule II -- Valuation and Qualifying Accounts.

        (b)Exhibits.


      EXHIBIT
       NUMBER                            DESCRIPTION
      -------                            -----------
       2         -- Form of Distribution Agreement by and between Tenneco
                    Inc. and Tenneco Packaging Inc.*
       3.1       -- Certificate of Incorporation of Tenneco Packaging Inc.,
                    as amended, as currently in effect.**
       3.2       -- Form of Restated Certificate of Incorporation of Tenneco
                    Packaging Inc., to be adopted prior to the spin-off.**
       3.3       -- Amended By-laws of Tenneco Packaging Inc., as currently in effect.**
       3.4       -- Form of Amended and Restated By-laws of Tenneco Packaging
                    Inc., to be adopted prior to the spin-off.**
       4.1       -- Form of Specimen Stock Certificate of Tenneco Packaging
                    Inc. Common Stock.*
       4.2       -- Form of Qualified Offer Plan Rights Agreement by and
                    between Tenneco Packaging Inc. and First Chicago Trust
                    Company of New York, as Rights Agent.**
       4.3       -- Form of Indenture by and between Tenneco Packaging Inc.
                    and The Chase Manhattan Bank, as Trustee (incorporated
                    herein by reference to Exhibit 4.1 to Tenneco Packaging
                    Inc.'s Registration Statement on Form S-4, File No.
                    333-82923).
       4.4       -- Form of Registration Rights Agreement between Tenneco
                    Packaging Inc. and the trustees under the Tenneco
                    Packaging Inc. Rabbi Trust, to be adopted in connection
                    with the spin-off.
       9         -- None.
      10.1       -- Form of Human Resources Agreement by and between Tenneco
                    Inc. and Tenneco Packaging Inc.
      10.2       -- Form of Tax Sharing Agreement by and between Tenneco Inc.
                    and Tenneco Packaging Inc.
      10.3       -- Form of Transition Services Agreement by and between
                    Tenneco Inc. and Tenneco Packaging Inc.*
      10.4       -- Form of Trademark Transition License Agreement by and
                    between Tenneco Inc. and Tenneco Packaging Inc.
      10.5       -- Form of Insurance Agreement by and between Tenneco Inc.
                    and Tenneco Packaging Inc.*
      10.6       -- Form of Tenneco Packaging Inc. Executive Incentive
                    Compensation Plan, to be adopted in connection with the
                    spin-off.
      10.7       -- Form of Tenneco Packaging Inc. Supplemental Executive
                    Retirement Plan, to be adopted in connection with the
                    spin-off.
      10.8       -- Form of Tenneco Packaging Inc. Change in Control
                    Severance Benefit Plan for Key Executives, to be adopted
                    in connection with the spin-off.
      10.9       -- Form of Tenneco Packaging Inc. Deferred Compensation
                    Plan, to be adopted in connection with the spin-off.
      10.10      -- Form of Tenneco Packaging Inc. Stock Ownership Plan, to
                    be adopted in connection with the spin-off.

      EXHIBIT
       NUMBER                            DESCRIPTION
      -------                            -----------
      10.11      -- Professional Services Agreement, dated August 22, 1996, by and between Tenneco Business Services Inc. and Newport
                    News Shipbuilding Inc. (incorporated herein by reference
                    from Exhibit 10.28 of Tenneco Inc.'s Form 10, File No.
                    1-12387).
      10.12      -- Form of Tenneco Packaging Inc. Rabbi Trust, to be adopted in connection with the spin-off.
      10.13      -- Form of Tenneco Packaging Inc. Rabbi Trust II, to be
                    adopted in connection with the spin-off.*
      10.14(a)   -- Contribution Agreement, dated as of January 25, 1999, by and among Tenneco Packaging Inc., PCA Holdings LLC and
                    Packaging Corporation of America (the "Contribution
                    Agreement") (incorporated herein by reference from
                    Exhibit 10.30 of Tenneco Inc.'s Current Report on Form
                    8-K dated April 12, 1999, File No. 1-12387).
      10.14(b)   -- Letter Agreement, dated as of April 12, 1999, by and
                    among Tenneco Packaging Inc., PCA Holdings LLC and
                    Packaging Corporation of America, amending the
                    Contribution Agreement (incorporated herein by reference
                    from Exhibit 10.31 of Tenneco Inc.'s Current Report on
                    Form 8-K dated April 12, 1999, File No. 1-12387).
      10.15      -- Stockholders Agreement, as amended, dated as of April 12,
                    1999, by and among Tenneco Packaging Inc., PCA Holdings
                    LLC and Packaging Corporation of America (incorporated
                    herein by reference from Exhibit 10.32 of Tenneco Inc.'s
                    Current Report on Form 8-K dated April 12, 1999, File No.
                    1-12387).
      10.16      -- Registration Rights Agreement, as amended, dated as of
                    April 12, 1999, by and among Tenneco Packaging Inc., PCA
                    Holdings LLC and Packaging Corporation of America
                    (incorporated herein by reference from Exhibit 10.33 of
                    Tenneco Inc.'s Current Report on Form 8-K dated April 12,
                    1999, File No. 1-12387).
      11         -- None.
      12         -- Computation of Ratio of Earnings to Fixed Charges.
      16         -- None.
      21         -- Subsidiaries of Tenneco Packaging Inc.**
      24         -- None.
      27.1       -- Financial Data Schedule, December 31, 1998.**
      27.2       -- Financial Data Schedule, June 30, 1999.
      99.1       -- Information Statement dated as of October   , 1999
                    attached to this Registration Statement as Annex A.
      99.2       -- Consents to be named as directors of Tenneco Packaging
                    Inc. for: Mark Andrews, Larry D. Brady, Roger B. Porter
                    and Paul T. Stecko (incorporated herein by reference to
                    Exhibit 99.5 to Tenneco Packaging Inc.'s Registration
                    Statement on Form S-4, File No. 333-82923).


---------------

*  To be filed by amendment.


** Previously filed.

                                III.  SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Tenneco Packaging Inc.

                                            By:      /s/ DANA G. MEAD
                                              ----------------------------------
                                                Dana G. Mead
                                                Chairman and Chief Executive
                                                Officer

Date: September 10, 1999

                                    ANNEX A

                             INFORMATION STATEMENT
TENNECO INC.
1275 KING STREET
GREENWICH, CONNECTICUT 06831-2946
(203) 863-1000                                                           TENNECO

                                                                October   , 1999

To All Tenneco Inc. Shareowners:

     On October   , 1999, the Board of Directors of Tenneco declared a dividend of shares of Tenneco Packaging Inc. ("Packaging") to Tenneco shareowners. This spin-off will separate Tenneco's packaging business from its automotive business and represents the final step in the transformation of Tenneco from a highly diversified industrial corporation to independent companies focused on their core businesses. The spin-off will provide each company with independent access to markets for equity and debt financing and will permit investors to make separate investment decisions about each company.

     Following the spin-off, Packaging, as a new independent public company, will own and operate the packaging business that has been owned by Tenneco. Packaging expects, however, to sell its 43% interest in Tenneco's former paperboard business before the spin-off. Tenneco will continue to operate its automotive business.


     We expect that the spin-off will be effective on or about November   ,
1999. If you are a shareowner of Tenneco at the close of business on October   ,
1999, you will receive one share of Packaging common stock for each share of Tenneco common stock held as of that time. You do not need to take any action as a Tenneco shareowner. You should receive your Packaging shares shortly after
November   , 1999. We will apply to the New York Stock Exchange to list the
Packaging shares, which we expect will trade under the symbol "     ." We expect
that regular trading in Packaging stock will begin the first business day after the spin-off. Tenneco has received a ruling from the IRS that the spin-off will be tax-free to Tenneco and its shareowners for federal income tax purposes.



     In connection with the spin-off, Tenneco Inc. will change its name to Tenneco Automotive Inc. ("Automotive") and Tenneco Packaging Inc. will change
its name to                . The spin-off will not change the number of Tenneco
shares that you own, and after the spin-off, the Tenneco stock certificates you currently hold will represent your investment in Automotive. Tenneco shareowners should not send in their Tenneco stock certificates.



     This Information Statement contains detailed information about Packaging and the spin-off, which we encourage you to read carefully. After you read this Information Statement, you may have questions. Please feel free to contact the additional sources of information that you will find on pages 3, 17 and 87.


Yours sincerely,

/s/ DANA G. MEAD
Chairman and Chief Executive Officer

                             INFORMATION STATEMENT

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  SPIN-OFF OF

                             TENNECO PACKAGING INC.

                                (TO BE RENAMED)


               THROUGH A DISTRIBUTION OF ALL OF ITS COMMON STOCK

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


Tenneco Packaging Inc.                                   - On the spin-off date, Tenneco Inc. will distribute
(to be renamed)                                            all of the common stock of Tenneco Packaging Inc.
1900 West Field Court                                      (to be renamed) to owners of Tenneco common stock
Lake Forest, Illinois 60045                                as of the close of business on October, 1999.
(847) 482-2000


                            Proposed Trading Symbol:
                           New York Stock Exchange --

          ------------------------------------------------------------


THE SPIN-OFF AND THE OWNERSHIP OF THE STOCK OF TENNECO PACKAGING INC. (TO BE RENAMED) INVOLVE RISKS. YOU SHOULD READ "RISK FACTORS" BEGINNING ON PAGE 12.


            WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
                            NOT TO SEND US A PROXY.


THE MATERIAL IN THIS INFORMATION STATEMENT MAY BE REVISED OR COMPLETED. WE HAVE FILED A REGISTRATION STATEMENT RELATING TO THE COMMON STOCK OF TENNECO PACKAGING INC. (TO BE RENAMED) WITH THE SECURITIES AND EXCHANGE COMMISSION. WE WILL NOT ISSUE THESE SECURITIES BEFORE THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THESE SECURITIES.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS INFORMATION STATEMENT IS TRUTHFUL OR ACCURATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                October   , 1999

                               TABLE OF CONTENTS


SUMMARY.....................................................     -1-
     Questions and Answers about Packaging, the Spin-off,
      and Tenneco...........................................     -1-
     Packaging..............................................     -4-
     The Spin-off...........................................     -5-
     Summary Historical and Pro Forma Combined Financial
      Data..................................................     -7-
     Recent Developments....................................    -11-
RISK FACTORS................................................    -12-
     Risks Relating to Our Business.........................    -12-
     Risks Relating to Our Stock............................    -14-
     Risks Relating to the Transaction......................    -15-
THE SPIN-OFF................................................    -17-
     Introduction...........................................    -17-
     Reasons for the Spin-off...............................    -17-
     Manner of Spin-off.....................................    -18-
     Corporate Restructuring Transactions...................    -18-
     Debt Realignment.......................................    -19-
     Conditions to the Spin-off.............................    -20-
     Relationship Between Automotive and Packaging After the
      Spin-off..............................................    -21-
     Trading of Packaging Common Stock......................    -24-
     U.S. Federal Income Tax Aspects of the Spin-off........    -25-
     Reasons for Furnishing the Information Statement.......    -28-
CAPITALIZATION AND FINANCING................................    -29-
     Capitalization.........................................    -29-
     Financing..............................................    -29-
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF
  PACKAGING.................................................    -32-
SUPPLEMENTAL FINANCIAL INFORMATION..........................    -38-
COMBINED SELECTED FINANCIAL DATA............................    -39-
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    -42-
BUSINESS....................................................    -59-
     Industry Overview and Key Terms........................    -59-
     Our Products and Markets...............................    -60-
     Growth Strategy........................................    -61-
     Marketing, Distribution and Customers..................    -64-
     Analysis of Revenues...................................    -64-
     Competition............................................    -65-
     International..........................................    -65-
     Properties.............................................    -65-
     Raw Materials..........................................    -66-
     Environmental Regulation...............................    -66-
     Other..................................................    -66-
     Legal Proceedings......................................    -67-
     Containerboard Packaging Interest......................    -67-

MANAGEMENT..................................................    -68-
     Board of Directors.....................................    -68-
     Executive Officers.....................................    -69-
     Stock Ownership of Management..........................    -69-
     Committees of the Board of Directors...................    -70-
     Executive Compensation.................................    -71-
     Liability and Indemnification of Directors and
      Officers..............................................    -75-
PRINCIPAL SHAREOWNERS.......................................    -77-
DESCRIPTION OF CAPITAL STOCK................................    -78-
     Authorized Capital Stock...............................    -78-
     Packaging Common Stock.................................    -78-
     Packaging Preferred Stock..............................    -78-
     Anti-takeover Effects of Certain Provisions............    -79-
ADDITIONAL INFORMATION......................................    -87-
INDEX TO COMBINED FINANCIAL STATEMENTS AND SCHEDULE OF THE
  BUSINESSES OF TENNECO PACKAGING...........................     F-1

                                    SUMMARY

     This summary highlights selected information from this document, but does not contain all the details concerning the spin-off and Packaging, including information that may be important to you. To better understand the spin-off and Packaging, you should carefully review this entire document.

     Unless the context otherwise requires, in this document:


     - "Packaging," "we," "us," and "our" refer to the packaging business of Tenneco, including Tenneco Packaging Inc., for periods before the spin-off. For periods after the spin-off, those terms refer to
                      , formerly known as Tenneco Packaging Inc. and its subsidiaries.



     - "Tenneco" refers to Tenneco Inc. and its subsidiaries. Before the spin-off, this term includes Tenneco's automotive and packaging businesses. After the spin-off it will not include Tenneco's packaging business.



     - We also use the term "Automotive" to refer to Tenneco Inc. and its subsidiaries after the spin-off, which will own and operate its automotive business and which will be renamed Tenneco Automotive Inc.


        QUESTIONS AND ANSWERS ABOUT PACKAGING, THE SPIN-OFF AND TENNECO

Q:  What is Packaging?

A:  We are a global supplier of specialty packaging and consumer products.
     Specialty packaging is an industry term that refers to packaging that is used by commercial customers and designed for a specific application or product. We are currently owned by Tenneco. We will become an independent, publicly traded company upon completion of the spin-off. Also, we own a 43% common equity interest in a joint venture that manufactures containerboard and related packaging products. Containerboard is made primarily from wood pulp and recycled paper and is used to make cartons, boxes and containers. We plan to sell our interest in the containerboard joint venture, and we expect the sale to be completed before the spin-off. See "Business" and "Business -- Containerboard Packaging Interest."

Q:  What is the spin-off?

A: The spin-off is the final step in the transformation of Tenneco from a diversified industrial company to independent companies focused on their core businesses. The spin-off will separate Tenneco's remaining businesses and create two publicly traded companies:

     - Packaging -- a global manufacturer and marketer of specialty packaging and consumer products; and

     - Automotive -- a global designer, manufacturer and distributor of a variety of automotive emissions control and ride control systems.

     In connection with the spin-off, Tenneco will declare and pay to each of its shareowners a dividend of one share of Packaging common stock for each share of Tenneco common stock held as of the close of business on October
       , 1999. Immediately after the spin-off, Tenneco's shareowners will continue to own all of Tenneco's current businesses, but they will own them through their investments in Automotive and Packaging.

Q:  Why is this transaction structured as a spin-off?


A: The spin-off is the most tax-efficient means of separating Tenneco's businesses. Tenneco has received from the IRS a letter ruling that the spin-off is tax-free to Tenneco and its shareowners for federal income tax purposes.


Q:  What steps must Tenneco take to accomplish the spin-off?

A: We will not do the spin-off unless Tenneco has completed its corporate restructuring transactions and it has realigned substantially all of its debt.

Q:  What are the corporate restructuring transactions?

A: As Tenneco is currently organized, ownership of its subsidiaries is based on geographic location and tax considerations rather than on the businesses in which the subsidiaries are involved. Therefore, Tenneco will need to restructure its existing businesses so that:

     - the assets, liabilities and operations of its packaging business and administrative services operations will be owned directly and indirectly by Packaging; and

     - the assets, liabilities and operations of its automotive business will be owned directly and indirectly by Tenneco and its non-packaging subsidiaries.

Q:  What is the debt realignment?


A: Tenneco's historical practice has been to incur debt for its consolidated group at the parent-company level or at a limited number of its subsidiaries, rather than at the operating-company level, and to manage centrally various cash functions. Therefore, before the spin-off, Tenneco will realign substantially all of its existing debt. The purpose of the debt realignment is to allocate the debt between Automotive and us before the companies are separated. Tenneco expects to accomplish the debt realignment through some combination of tender offers, exchange offers, prepayments and other refinancings.


     As part of the debt realignment, Tenneco expects to make a public offer to exchange some of our debt for some of its outstanding public debt. Tenneco also expects to offer to purchase its remaining public debt for cash, repay its other non-public debt and repurchase subsidiary preferred stock. To finance these cash payments, we and Automotive will each make borrowings under new credit facilities and Automotive will issue new subordinated debt.


     If the debt realignment and spin-off had occurred on June 30, 1999, we would have been allocated debt for money borrowed of about $2.2 billion on a pro forma basis. This does not give effect to the application of any proceeds from our planned sale of our remaining interest in the containerboard joint venture. See "The Spin-off -- Debt Realignment."


Q:  Why is Tenneco separating its businesses?

A: Tenneco's board of directors determined that the spin-off is in the best interests of Tenneco's shareowners because divergent industry trends increasingly require Tenneco's packaging and automotive businesses to pursue different strategies. Each business has distinct financial, investment and operating characteristics. Separating the businesses will:

     - enable each company to concentrate its attention and financial resources on its own core business and provide each company with independent access to markets for equity and debt financing;

     - permit investors to make separate investment decisions about the two companies, based on their performance and other characteristics, and enhance the likelihood that each company will achieve appropriate market valuation of each of the two businesses; and

     - allow each company to create employee compensation programs custom-tailored to the operations of their business, including an employee stock ownership plan for Automotive and stock-based and other incentive programs, which will more directly reward employees of each business based on the success of that business. See "The Spin-off -- Reasons for the Spin-off."

Q:  What do Tenneco shareowners have to do to participate in the spin-off?


A:  Nothing. Because the spin-off of our shares is a dividend, no proxy or vote
     is necessary. We expect the spin-off will occur on or about November   ,
     1999. If you owned Tenneco common stock as of close of business (5:00 p.m.
     New York City time) on October   , 1999, your brokerage account will be
     credited with shares of Packaging common stock, or you will be mailed certificates representing shares of Packaging common stock. You do not need to mail in your certificates of Tenneco common stock to receive your Packaging common stock certificates. The spin-off will not change the number of shares of Tenneco common stock that you own. After the spin-off, your Tenneco common stock certificates will represent your investment in Automotive. See "The Spin-off -- Manner of Spin-off."

Q:  Are there risks to owning Packaging common stock?


A: Yes. Our specialty packaging and consumer products business is subject to general business risks relating to our operation of the business. In addition, our separation from Tenneco presents other risks relating to the listing of our stock for the first time and the nature of the spin-off transaction. These risks are described in the "Risk Factors" section beginning on page 12. We encourage you to read this section.


Q:  Will Automotive and Packaging be related after the spin-off?

A: Automotive will not own any of our common stock after the spin-off, and we will not own any Automotive common stock after the spin-off. However, each company's benefit plans and trusts will own a limited amount of the other company's common stock. See "The Spin-off -- Relationship Between Automotive and Packaging After the Spin-off -- Benefit Plan Ownership of Stock." We will also enter into agreements with Tenneco that provide for the separation of our business from the automotive business. Additionally, four experienced members of Tenneco's board of directors will serve on our board of directors as well as Automotive's. See "The
     Spin-off -- Relationship Between Automotive and Packaging After the Spin-off."

Q:  Where can Tenneco shareowners get more information?

A: You may contact First Chicago Trust Company of New York, the agent for the spin-off, at First Chicago Trust Company of New York, Attn: General Correspondence, P.O. Box 2500, Jersey City, NJ 07303-2500, telephone number: (800) 519-3111. You may also direct questions to Tenneco Investor Relations at Tenneco Inc., 1275 King Street, Greenwich, Connecticut 06831,
     Attention: Stan March, telephone number: 203/863-1170.

                                   PACKAGING

     Packaging, a Delaware corporation, is a global supplier of specialty packaging and consumer products with 1998 revenues of approximately $2.8 billion. We operate 89 manufacturing facilities throughout the world and employ over 15,000 people. We are currently owned by Tenneco. We will be an
independent, publicly traded company after the spin-off (NYSE:     ).

OUR BUSINESS


     We operate two units: (a) consumer products and food/foodservice packaging; and (b) protective and flexible packaging. Our industry uses many terms that refer to technical processes and products which we explain in more detail under the section titled "Business -- Industry Overview and Key Terms" beginning on page 59.


     Consumer Products and Food/Foodservice Packaging. We manufacture, market and sell consumer products such as plastic storage bags for food and household items, plastic waste bags, foam and molded fiber disposable tableware, and disposable aluminum cookware. We sell many of these products under such recognized brand names as Hefty(R), Baggies(R), Hefty One-Zip(R), Kordite(TM) and E-Z Foil(R).

     We manufacture food packaging products for the food processing industry, such as molded fiber egg cartons, foam meat trays, aluminum containers and modified atmosphere packaging, which extends the shelf life of meat products. In addition, we provide plastic zipper closures for a variety of flexible packaging applications. We also provide food packaging products for supermarket in-store use. These products include clear rigid display packaging, microwaveable containers, plastic foam trays, and bags. For our foodservice customers, we offer products that help merchandize and serve both on-premises and takeout meals.

     Protective and Flexible Packaging. We manufacture, market and sell packaging used for cushioning, bracing, surface protection and insulation in the automotive, computer, electronic, furniture, durable goods and building and construction products industries. These products include our sheet foams and air encapsulated bubble products, padded mailers and customized packaging systems.

     Our flexible packaging products provide a variety of efficient and attractive solutions for consumer, medical, pharmaceutical, chemical, hygiene and industrial applications. These products include liners for disposable diapers, wrap-around sleeves for glass and plastic bottles, polypropylene medical bags used for sterile intravenous fluid delivery, modified atmosphere films, stand-up pouches, food and hygiene packaging, and disposable surgical kits custom designed for specific procedures.

GROWTH STRATEGY

     We are pursuing a growth strategy driven by highly focused internal programs which are comple-mented by strategic acquisitions. By effectively implementing this growth strategy, we increased the total revenues of our specialty packaging and consumer products business from $845 million in 1995 to approximately $2.8 billion in 1998. During this same period, our income from continuing operations from this business increased from $39 million to $328 million, representing a compound annualized growth rate of 103%. See "Combined Selected Financial Data" and "Business -- Growth Strategy."

OUR CONTAINERBOARD PACKAGING INTEREST


     In April 1999, we contributed our containerboard packaging business to a new joint venture with an affiliate of Madison Dearborn Partners, Inc. We received cash and debt assumption totaling approximately $2 billion and retained a 45% common equity interest in the joint venture. The joint venture manufactures containerboard, as well as corrugated containers and lumber and related wood products. The 1998 pro forma revenues of the joint venture was $1.57 billion. We plan to sell our interest in the venture, now at 43% due to subsequent equity issuances to management. We expect the sale to be completed before the spin-off, with the net proceeds used to retire that portion of Tenneco's debt that would otherwise be allocated to us in Tenneco's debt realignment. See "Business -- Containerboard Packaging Interest" and note (f) to "Unaudited Pro Forma Combined Financial Statements of Packaging."

                                  THE SPIN-OFF

     The spin-off will complete the separation of Tenneco's businesses and create two independent companies -- Packaging and Automotive.

SHARES TO BE DISTRIBUTED...  171,356,195 shares of Packaging common stock (based on Tenneco shares outstanding as of June 30, 1999).

DISTRIBUTION RATIO.........  One share of Packaging common stock for each share of Tenneco common stock held as of the close of business on the Record Date.

RECORD DATE................  October   , 1999.


SPIN-OFF DATE..............  On or about November   , 1999.


TAX TREATMENT..............  Tax-free to Tenneco and Tenneco shareowners.

CORPORATE RESTRUCTURING
TRANSACTIONS...............  Before the spin-off, Tenneco and its subsidiaries will restructure Tenneco's existing businesses, assets and liabilities so that:

                             - the assets, liabilities and operations of
                               Tenneco's packaging business and certain corporate assets and services will be owned directly and indirectly by Packaging; and

                             - the assets, liabilities and operations of
                               Tenneco's automotive business will be owned directly and indirectly by Tenneco and its non-packaging subsidiaries. See "The Spin-off -- Corporate Restructuring Transactions."

DEBT REALIGNMENT...........  Before the spin-off, Tenneco will realign substantially all of its existing debt. Tenneco expects to realign its debt through some combination of tender offers, exchange offers, prepayments and other refinancings. To finance this debt realignment, Packaging and Automotive each expect to make borrowings under a new credit facility, and Automotive expects to issue new subordinated debt. See "The Spin-off -- Debt Realignment."

DISTRIBUTION AND ANCILLARY
AGREEMENTS.................  The distribution agreement to be entered into between Tenneco and Packaging will establish the terms of the spin-off. Packaging and Automotive also will enter into four ancillary agreements, which will facilitate the separation of Tenneco's packaging business from its automotive business and facilitate the operation of Automotive and Packaging as separate companies. The four ancillary agreements cover human resources, tax sharing, transition services and trademark licensing. See "The Spin-off -- Relationship Between Automotive and Packaging After the Spin-off."

LISTING AND TRADING........  Packaging will apply for listing of its common stock on the New York Stock Exchange under the
                             symbol "          ". We expect that "when-issued"
                             trading for Packaging common stock will develop on
                             or about October   , 1999 and continue through the
                             spin-off date. "When-issued" trades are completed only if the stock is issued. We expect that normal NYSE trading in Packaging common stock will begin the first business day after the spin-off. Tenneco expects that its common stock will continue to trade on a regular basis before and after the spin-off. See "The Spin-off -- Trading of Packaging Common Stock."

                             The combined trading prices of Packaging common stock and Automotive common stock after the spin-off may or may not equal the trading price of Tenneco common stock before the spin-off. In addition, the trading price of each company's common stock may fluctuate significantly. See "Risk Factors" and "The Spin-off -- Trading of Packaging Common Stock."

DIVIDEND POLICY............  Packaging's dividend policy will be established by its board of directors from time to time based on the results of Packaging's operations, financial condition and other business considerations that the board of directors considers relevant. Packaging expects that its annual dividend for the foreseeable future will be set to approximate the Standard & Poor's 500 average dividend yield.

                             Automotive's dividend policy will be established by its board of directors from time to time based on the results of Automotive's operations, financial condition and other business considerations that its board of directors deems relevant. Also, because Automotive will be highly leveraged and restricted with respect to the payment of dividends, its annual dividend is expected to be nominal.

                             The combined annual dividends of Packaging and Automotive after the spin-off will be less than Tenneco's annual dividend before the spin-off. See "Risk Factors" and "Description of Capital Stock -- Packaging Common Stock."


CONDITIONS TO THE
SPIN-OFF...................  Tenneco received a ruling from the Internal Revenue
                             Service on August 20, 1999 that the spin-off will be tax-free to Tenneco and its stockholders for federal income tax purposes. The spin-off is subject to, among other things, receipt and continued effectiveness of a determination that the spin-off will be tax-free for federal income tax purposes. The spin-off is also conditioned upon the successful completion of the corporate restructuring transactions and the debt realignment. See "The Spin-off -- Conditions to the Spin-off."

            SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA


     The following summary combined financial data as of December 31, 1998 and 1997, and for the years ended December 31, 1998, 1997, and 1996, were derived from the audited Combined Financial Statements of The Businesses of Tenneco Packaging. The following summary combined financial data as of December 31, 1996, 1995, and 1994, and for the years ended December 31, 1995 and 1994, are unaudited and were derived from Tenneco's accounting records. The following summary combined financial data as of and for each of the six months ended June 30, 1999 and 1998 were derived from the unaudited Combined Financial Statements of The Businesses of Tenneco Packaging. In our opinion, the summary combined financial data of Packaging as of December 31, 1996, 1995, and 1994, and for the years ended December 31, 1995 and 1994, and as of and for the six months ended June 30, 1999 and 1998, include all adjusting entries, consisting only of normal recurring adjustments, necessary to present fairly the information set forth. You should not regard the results of operations for the six months ended June 30, 1999 as indicative of the results that may be expected for the full year.



     The following summary unaudited pro forma combined financial data as of and for the six months ended June 30, 1999, and for the year ended December 31, 1998, reflect the effects of:



     - the debt realignment; and


     - the spin-off and related transactions.


     The unaudited pro forma combined statement of income data have been prepared as if these transactions occurred on January 1, 1998; the unaudited pro forma combined balance sheet data have been prepared as if these transactions occurred on June 30, 1999. The summary unaudited pro forma combined financial data are not necessarily indicative of what our results of operations would have been had the transactions described above actually been consummated on the dates assumed and are not necessarily indicative of the results of operations for any future period.


     Our debt balances in the summary unaudited pro forma combined financial data do not reflect the application of any proceeds from the planned sale of our remaining interest in the containerboard joint venture. We expect the sale to be completed before the spin-off, with the net proceeds used to retire the Tenneco debt that would otherwise be allocated to us in the debt realignment. If the sale occurs after the spin-off, the net proceeds will be used to retire our debt.


     There is other information we believe is relevant to understanding our results of operations following the spin-off. These items relate to corporate overhead costs incurred by Tenneco and its administrative services operations that we expect will differ following the spin-off. For further information you should see "Supplemental Financial Information" beginning on page 38 of this document.


     You should read all of this information in conjunction with the following, each of which is included elsewhere in this document:


     - Unaudited Pro Forma Combined Financial Statements of Packaging (page 32);



     - Combined Selected Financial Data (page 39);



     - Management's Discussion and Analysis of Financial Condition and Results of Operations (page 42); and


     - Combined Financial Statements of the Businesses of Tenneco Packaging (page F-1).


                                          YEARS ENDED DECEMBER 31,
                            -----------------------------------------------------
                             PRO FORMA
                               1998         1998(a)       1997(a)       1996(a)
                             ---------      -------       -------       -------
                               (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME
 DATA(b):
 Net sales and operating
   revenues --
     Specialty............. $     2,785   $     2,785   $     2,553   $     1,987
     Other.................           6             6            10            --
                            -----------   -----------   -----------   -----------
       Total............... $     2,791   $     2,791   $     2,563   $     1,987
                            ===========   ===========   ===========   ===========
 Income from continuing
   operations before
   interest expense, income
   taxes, and minority
   interest --
     Specialty............. $       328   $       328   $       308   $       249
     Other(c)..............         (40)          (45)           (2)          (15)
                            -----------   -----------   -----------   -----------
       Total...............         288           283           306           234
 Interest expense(d).......         160           133           124           102
 Income tax expense
   (benefit)...............          58            67            75            67
 Minority interest.........           1             1             1            --
                            -----------   -----------   -----------   -----------
 Income (loss) from
   continuing operations...          69            82           106            65
 Income (loss) from
   discontinued operations,
   net of income tax(e)....          NA            57            21            71
 Extraordinary loss, net of
   income tax(f)...........          NA            --            --            (2)
 Cumulative effect of
   changes in accounting
   principles, net of
   income tax(g)...........          NA            --           (38)           --
                                          -----------   -----------   -----------
 Net income (loss).........          NA   $       139   $        89   $       134
                                          ===========   ===========   ===========
Average number of shares of
 common stock
 outstanding(h) --
 Basic..................... 168,505,573   168,505,573   170,264,731   169,609,373
 Diluted................... 168,834,531   168,834,531   170,801,636   170,526,112
Earnings (loss) per average
 share of common stock(h)--
 Basic:
   Continuing operations... $       .41   $       .49   $       .63   $       .38
   Discontinued
     operations(e).........          NA           .34           .12           .42
   Extraordinary loss(f)...          NA            --            --          (.01)
   Cumulative effect of
     changes in accounting
     principles(g).........          NA            --          (.23)           --
                                          -----------   -----------   -----------
                                          $       .83   $       .52   $       .79
                                          ===========   ===========   ===========
 Diluted:
   Continuing operations... $       .41   $       .49   $       .63   $       .38
   Discontinued
     operations(e).........          NA           .34           .12           .42
   Extraordinary loss(f)...          NA            --            --          (.01)
   Cumulative effect of
     changes in accounting
     principles(g).........          NA            --          (.23)           --
                                          -----------   -----------   -----------
                                          $       .83   $       .52   $       .79
                                          ===========   ===========   ===========
BALANCE SHEET DATA(b):
 Net assets of discontinued
   operations(e)...........          NA   $       366   $       423   $       459
 Total assets..............          NA         4,798         4,618         4,028
 Short-term debt(d)........          NA           595           158           123
 Long-term debt(d).........          NA         1,312         1,492         1,073
 Debt allocated to
   discontinued
   operations(d)...........          NA           548           473           394
 Minority interest.........          NA            14            15            --
 Combined equity...........          NA         1,776         1,839         1,843

                                                                               SIX MONTHS
                                   YEARS ENDED DECEMBER 31,                  ENDED JUNE 30,
                                 -----------------------------   ---------------------------------------
                                                                  PRO FORMA
                                        1995          1994          1999         1999(a)       1998(a)
                                        ----          ----        ---------      -------       -------
                                 (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME
 DATA(b):
 Net sales and operating
   revenues --
     Specialty.............          $       845   $       636   $     1,404   $     1,404   $     1,361
     Other.................                   --            --            --            --            10
                                     -----------   -----------   -----------   -----------   -----------
       Total...............          $       845   $       636   $     1,404   $     1,404   $     1,371
                                     ===========   ===========   ===========   ===========   ===========
 Income from continuing
   operations before
   interest expense, income
   taxes, and minority
   interest --
     Specialty.............          $        39   $        68   $       190   $       190   $       175
     Other(c)..............                   (6)           17           (43)          (46)           (2)
                                     -----------   -----------   -----------   -----------   -----------
       Total...............                   33            85           147           144           173
 Interest expense(d).......                   91            48            80            68            67
 Income tax expense
   (benefit)...............                   (3)           19            20            24            37
 Minority interest.........                   --            --            --            --            --
                                     -----------   -----------   -----------   -----------   -----------
 Income (loss) from
   continuing operations...                  (55)           18            47            52            69
 Income (loss) from
   discontinued operations,
   net of income tax(e)....                  224            75            NA          (163)           37
 Extraordinary loss, net of
   income tax(f)...........                   --            --            NA            (7)           --
 Cumulative effect of
   changes in accounting
   principles, net of
   income tax(g)...........                   --            --            NA           (32)           --
                                     -----------   -----------                 -----------   -----------
 Net income (loss).........          $       169   $        93            NA   $      (150)  $       106
                                     ===========   ===========                 ===========   ===========
Average number of shares of
 common stock
 outstanding(h) --
 Basic.....................          172,764,198   162,307,189   166,937,362   166,937,362   169,341,555
 Diluted...................          173,511,654   162,912,425   167,319,412   167,319,412   169,936,676
Earnings (loss) per average
 share of common stock(h)--
 Basic:
   Continuing operations...          $      (.32)  $       .11   $       .28   $       .31   $       .41
   Discontinued
     operations(e).........                 1.30           .46            NA          (.98)          .22
   Extraordinary loss(f)...                   --            --            NA          (.04)           --
   Cumulative effect of
     changes in accounting
     principles(g).........                   --            --            NA          (.19)           --
                                     -----------   -----------                 -----------   -----------
                                     $       .98   $       .57                 $      (.90)  $       .63
                                     ===========   ===========                 ===========   ===========
 Diluted:
   Continuing operations...          $      (.32)  $       .11   $       .28   $       .31   $       .41
   Discontinued
     operations(e).........                 1.29           .46            NA          (.98)          .22
   Extraordinary loss(f)...                   --            --            NA          (.04)           --
   Cumulative effect of
     changes in accounting
     principles(g).........                   --            --            NA          (.19)           --
                                     -----------   -----------                 -----------   -----------
                                     $       .97   $       .57                 $      (.90)  $       .63
                                     ===========   ===========                 ===========   ===========
BALANCE SHEET DATA(b):
 Net assets of discontinued
   operations(e)...........          $       393   $       236   $       133   $       133   $       382
 Total assets..............                3,358         1,630         4,749         4,486         4,788
 Short-term debt(d)........                  205            49         1,196(i)         367          335
 Long-term debt(d).........                  880           478         1,000(i)       1,494        1,488
 Debt allocated to
   discontinued
   operations(d)...........                  369           285            --            --           479
 Minority interest.........                   --            --            14            14            15
 Combined equity...........                1,531           703         1,286         1,340         1,829


                                                        (continued on next page)


                                          Years Ended December 31,
                            -----------------------------------------------------
                             Pro Forma
                               1998         1998(a)       1997(a)       1996(a)
                             ---------      -------       -------       -------
                               (Dollars in millions except per share amounts)
STATEMENT OF CASH FLOWS
 DATA(b):
   Net cash provided (used)
     by operating
     activities............          NA   $       577   $       405   $       263
   Net cash provided (used)
     by investing
     activities............          NA          (514)         (654)         (669)
   Net cash provided (used)
     by financing
     activities............          NA           (67)          239           399
   Capital expenditures for
     continuing
     operations............          NA          (194)         (229)         (216)
OTHER DATA:
 EBITDA(j)................. $       463   $       458   $       469   $       365
 Ratio of earnings to fixed
   charges(k)..............        1.71          1.99          2.31          2.15

                                                                               Six Months
                                   Years Ended December 31,                  Ended June 30,
                                 -----------------------------   ---------------------------------------
                                                                  Pro Forma
                                        1995          1994          1999         1999(a)       1998(a)
                                        ----          ----        ---------      -------       -------
                                 (Dollars in millions except per share amounts)
STATEMENT OF CASH FLOWS
 DATA(b):
   Net cash provided (used)
     by operating
     activities............          $       479   $       283            NA   $       (45)  $       288
   Net cash provided (used)
     by investing
     activities............               (1,791)         (146)           NA          (866)         (221)
   Net cash provided (used)
     by financing
     activities............                1,327          (142)           NA           920           (66)
   Capital expenditures for
     continuing
     operations............                 (265)         (134)           NA           (75)         (101)
OTHER DATA:
 EBITDA(j).................          $        78   $       121   $       241   $       238   $       261
 Ratio of earnings to fixed
   charges(k)..............                   NM          1.72          1.76          2.00          2.45


-------------------------

(a) For a discussion of the significant items affecting comparability of the financial information for the years ended December 31, 1998, 1997, and 1996, and for the six months ended June 30, 1999 and 1998, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document.


(b) During the periods presented, we completed numerous acquisitions, the most significant of which were the acquisitions of Mobil Plastics for $1.3 billion in late 1995, Amoco Foam Products for $310 million in August 1996, and the protective and flexible packaging business of N.V. Koninklijke KNP BT for $380 million in April 1997. See Note 6 to the Combined Financial Statements of The Businesses of Tenneco Packaging. See also "Business -- Growth Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


(c) Historical and pro forma income from continuing operations before interest expense, income taxes and minority interest for "Other" includes costs which were incurred by Tenneco's corporate and administrative services operations which were not allocated to Tenneco's operating segments. Because these functions will be a part of Packaging upon the spin-off, they are included in our historical combined financial statements. We expect our costs for these functions will differ following the spin-off. See "Supplemental Financial Information" included elsewhere in this document for further information.



(d) Tenneco's historical practice has been to incur indebtedness for its consolidated group at the parent company level or at a limited number of subsidiaries, rather than at the operating company level, and to centrally manage various cash functions. Accordingly, historical amounts include debt and related interest expense allocated to Packaging from Tenneco based on the portion of Tenneco's investment in Packaging which Tenneco deemed to be debt. This allocation is generally based upon the ratio of Packaging's net assets to Tenneco's consolidated net assets plus debt. An allocation of debt and its related interest expense has also been made to Packaging's discontinued operations based on the ratio of the discontinued operations' net assets to Packaging's combined net assets plus debt. Management believes that the allocation of corporate debt and related interest expense for the historical periods is reasonable. This historical allocation, however, is not indicative of the total amount of debt that Packaging will have upon completion of the debt realignment or of the debt and interest that may be incurred by Packaging as a separate public entity. See "Combined Financial Statements of The Businesses of Tenneco Packaging" included elsewhere in this document.



(e) Discontinued operations for the periods presented consist of our paperboard packaging segment, which was discontinued in June 1999 following the decision to sell Packaging's remaining common equity interest in its containerboard joint venture. Loss from discontinued operations for the six months ended June 30, 1999 includes an after-tax loss of $178 million, or $1.07 per diluted common share, resulting from the contribution of our containerboard assets to the containerboard joint venture. See Note 7 to the Combined Financial Statements of The Businesses of Tenneco Packaging included elsewhere in this document.


(f) Represents our costs related to prepayment of debt. See Note 7 to the Combined Financial Statements of The Businesses of Tenneco Packaging included elsewhere in this document.

(g) In 1999, we implemented the American Institute of Certified Public Accountants Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." In 1997, we implemented the Financial Accounting Standards Board's Emerging Issues Task Force Issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation." See Note 3 to the Combined Financial Statements of The Businesses of Tenneco Packaging included elsewhere in this document for additional information regarding changes in accounting principles.

(h) In the spin-off, Tenneco shareowners will receive one share of our common stock for each share of Tenneco common stock outstanding. Accordingly, basic and diluted earnings per share for Packaging were calculated using Tenneco's historical weighted average shares outstanding and weighted average shares outstanding adjusted to include estimates of additional shares that would be issued if potentially dilutive common shares had been issued, respectively.

                                                        (continued on next page)

(i) Our pro forma debt balances reflect debt allocated to us in the debt realignment before application of any proceeds from the planned sale of our remaining interest in the containerboard joint venture. We expect the sale to be completed before the spin-off, with the net proceeds used to retire the Tenneco debt that would otherwise be allocated to us in the debt realignment. If the sale occurs after the spin-off, the net proceeds will be used to retire our debt. See "Unaudited Pro Forma Combined Financial Statements."


(j) EBITDA represents income from continuing operations before interest expense, income taxes, minority interest and depreciation and amortization. EBITDA is not a calculation based upon generally accepted accounting principles. We derived the amounts included in the EBITDA calculation, however, from amounts included in the Combined Statements of Income of The Businesses of Tenneco Packaging or Unaudited Pro Forma Combined Statements of Income of Packaging included elsewhere in this document. EBITDA should not be considered as an alternative to net income or operating income as an indicator of our operating performance or as an alternative to operating cash flows as a measure of liquidity. We have reported EBITDA because we believe EBITDA is a measure commonly reported and widely used by investors and other interested parties as an indicator of a company's ability to incur and service debt. We believe EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or nonoperating factors. However, the EBITDA measure presented in this document may not always be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation.



(k) For purposes of computing this ratio, earnings generally consist of income from continuing operations before income taxes and fixed charges, excluding capitalized interest. Fixed charges consist of interest expense, the portion of rental expense considered representative of the interest factor and capitalized interest. The historical ratios are based upon the amount of interest expense on corporate debt allocated to us by Tenneco as discussed in (d) above. We derived the pro forma ratios from the Unaudited Pro Forma Combined Financial Statements included elsewhere in this document. For the year ended December 31, 1995, earnings were inadequate to cover fixed charges by $59 million.

                              RECENT DEVELOPMENTS



     Tenneco currently expects that operating income from its Packaging business for the third quarter of 1999 will be $10 to $15 million below operating income from this business for the third quarter of 1998. Based on Packaging's forecast of resin costs, and pricing actions taken, Packaging's management expects the negative impact on margin from increased resin costs to begin to be offset sometime in the fourth quarter of 1999. During the third quarter of 1999, Packaging also incurred increased advertising and promotional expenditures to meet competitive market initiatives in its consumer business.



     Packaging's management is evaluating Packaging's strategy in light of its competitive position as a new stand-alone public company and, as part of this evaluation, is analyzing its business operations and assets. This evaluation and analysis is ongoing and subject to final review and approval. Packaging currently believes that its evaluation could result in an aggregate pre-tax charge of up to approximately $220 million, of which approximately 10% could be cash. Completion of this analysis and final approval of the ultimate plan could result in some or all of the charge being taken as early as the third quarter of 1999.

                                  RISK FACTORS

     In addition to the other information included in this Information Statement, you should be aware of the following risk factors in connection with the spin-off and ownership of our shares.


     We also caution you that this Information Statement contains forward-looking statements. The words "believes," "should be," "anticipates," "plans," "expects," "intends" and "estimates," and similar expressions, identify these forward-looking statements. These forward-looking statements are contained principally under the headings "Summary," "Risk Factors," "Unaudited Pro Forma Combined Financial Statements of Packaging," "Supplemental Financial Information," "Management's Discussion and Analysis and Results of Operations," and "Business." Although we believe that our expectations reflected in these forward-looking statements are based on reasonable assumptions, our expectations may not prove to be correct. Because these forward-looking statements are also subject to risks and uncertainties, actual results may differ materially from the expectations expressed by such forward-looking statements. Important factors that could cause actual results to differ materially from the expectations reflected in our forward-looking statements include those set forth below, as well as:


     - general economic, business and market conditions;

     - operating hazards associated with our business;

     - labor disruptions at our plants or with any of our significant customers or suppliers;

     - customer acceptance of new products;

     - availability or costs of operating funds, including changes in interest rates or market perceptions of us;

     - changes by the Financial Accounting Standards Board or the Securities and Exchange Commission of authoritative generally accepted accounting principles or policies;

     - the impact of laws and regulations, including environmental laws and regulations; and

     - the occurrence or non-occurrence of circumstances beyond our control.


RISKS RELATING TO OUR BUSINESS



CYCLICAL DEMAND -- THE CYCLICAL DEMAND FOR OUR PRODUCTS COULD ADVERSELY AFFECT OUR OPERATING RESULTS BECAUSE LESS DEMAND FOR OUR PRODUCTS COULD REDUCE OUR PROFITABILITY.



     Demand for our products is cyclical in nature because it follows the demand for the goods that are packaged with our products or the demand for services such as construction. Accordingly, our demand is subject to general economic conditions that affect demand in the durable goods, consumer, building, construction and automotive markets. Growth in the economy generally stimulates demand for these products or services, while a weakening economy tends to decrease demand. Consequently, adverse economic conditions could have a material adverse effect on our operating results because less demand for our products would reduce our profitability.



COST OF RAW MATERIALS -- VOLATILE RAW MATERIAL PRICES COULD ADVERSELY AFFECT OUR OPERATING RESULTS BECAUSE HIGHER COSTS TO MANUFACTURE ITS PRODUCTS WOULD LIKELY REDUCE PACKAGING'S PROFITABILITY.



     Plastic resins, aluminum rollstock, linerboard and recycled fiber are the basic raw materials used in the manufacture of most of our products. The costs of these materials may be volatile and are a function of, among other things, the manufacturing capacity for those materials and the costs of their components. If we fail to obtain price increases for our products in a timely manner following a raw material cost increase, if we reduce our product prices without a corresponding reduction in raw material costs or if we are unable to renegotiate favorable raw material supply contracts, our operating results could be adversely affected because higher costs to manufacture our products would likely reduce our profitability. See "Business -- Raw Materials."

GROWTH STRATEGY -- WE CANNOT ASSURE YOU THAT WE WILL SUCCESSFULLY INTEGRATE ACQUIRED BUSINESSES OR THAT FUTURE ACQUISITIONS WILL NOT ADVERSELY AFFECT OUR OPERATING RESULTS AND FINANCIAL CONDITION.

     Our growth strategy contemplates further acquisitions of specialty packaging and consumer products businesses, as well as related businesses. Pursuing an acquisition strategy could affect our operating results and financial condition because of:

     - unanticipated liabilities;

     - the diversion of management attention;

     - increased goodwill amortization;

     - higher interest costs; and

     - our dependence on retaining or hiring and training key personnel and integrating the acquired business.

See "Business -- Growth Strategy."


ADVANCED TECHNOLOGY -- IF WE DO NOT ADAPT TO TECHNOLOGICAL ADVANCES IN OUR INDUSTRY AS QUICKLY AS OUR COMPETITORS, OUR OPERATING RESULTS AND FINANCIAL CONDITION COULD BE ADVERSELY AFFECTED BECAUSE OUR HIGHER OVERHEAD AND MANUFACTURING COSTS WOULD EITHER LIMIT OUR ABILITY TO REDUCE PRICES OR REDUCE OUR PROFIT MARGIN.



     We compete in markets and industries that require sophisticated manufacturing systems and other advanced technology to deliver state-of-the-art specialty packaging solutions. These systems and technologies generally have to be refined and updated as the underlying technologies advance. We cannot assure you that, as various systems and technologies become outdated, we will be able to replace them, to replace them as quickly as our competitors or to develop and market new and better products in the future. As a result, higher overhead and manufacturing costs would either limit our ability to reduce prices or reduce our profit margin, as compared with our competitors.


YEAR 2000 ISSUE -- IF NOT FULLY RESOLVED, THE YEAR 2000 ISSUE COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND OUR RESULTS OF OPERATIONS.


     Many of our computer software systems, as well as some hardware and equipment utilizing date-sensitive data, were designed to use two-digit date fields. Consequently, these systems and equipment will not be able to recognize dates properly beyond the year 1999. If we are unable to complete on a timely and cost-efficient basis the remediation or replacement of critical systems or equipment not yet in compliance, or develop alternative procedures, or if our major suppliers, financial institutions or others with whom we conduct business are unsuccessful in implementing timely solutions, Year 2000 issues could have a material adverse effect on our financial condition and our results of operations. This adverse effect could result from interruptions in our ability to manufacture our products, process and ship orders, and bill and collect accounts receivable.



     For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000" beginning on page 51.


INDEPENDENT PUBLIC COMPANY -- WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO SUCCESSFULLY TRANSITION TO AN INDEPENDENT PUBLIC COMPANY.

     After the spin-off, our major operations will consist of Tenneco's packaging business. We have never operated as a stand-alone company and historically have been able to rely, to some degree, on the earnings, assets and cash flow of Tenneco's other businesses for capital requirements and certain administrative services. Accordingly, our pro forma combined financial statements included in this document may not necessarily reflect the results of operations and financial condition that would have been achieved if we had operated independently during the periods presented.

INTERNATIONAL OPERATIONS -- WE ARE SUBJECT TO RISKS RELATED TO OUR INTERNATIONAL OPERATIONS.


     We have manufacturing and distribution facilities in many countries, principally in North America and Europe. For 1998, about 21% of our revenues were derived from our international operations. International operations are subject to various risks which could have a material adverse effect on those operations or on our business as a whole including:


     - exposure to local economic conditions;


     - exposure to local political conditions, including the risk of seizure of assets by a foreign government;


     - currency exchange rate fluctuations;

     - controls on the repatriation of cash; and

     - export and import restrictions.


     Our success will be dependent, in part, on our ability to anticipate and effectively manage these and other risks.


RISKS RELATING TO OUR STOCK


MARKET VALUE -- THE COMBINED POST-SPIN-OFF VALUE OF PACKAGING AND TENNECO STOCK MAY NOT EQUAL


OR EXCEED THE PRE-SPIN-OFF VALUE OF TENNECO STOCK.



     We cannot assure you that the combined market value or trading prices of Automotive common stock and Packaging common stock after the spin-off, including
the planned one-for-     reverse stock split of Automotive, will be equal to or
greater than the market value or trading price of Tenneco common stock before the spin-off. After completing the spin-off, you will own shares of Automotive common stock and shares of Packaging common stock. After the spin-off, Packaging common stock will be listed and traded on the New York Stock Exchange. Tenneco common stock is now listed and traded on the New York, Chicago, Pacific and London Stock Exchanges. We expect Tenneco will continue to trade on those exchanges after the spin-off, when it will represent your investment in Automotive. After the spin-off, Automotive will be highly leveraged and initially restricted with respect to the payment of dividends. See "The
Spin-off -- Trading of Packaging Common Stock."


DIVIDENDS -- THE COMBINED PACKAGING AND AUTOMOTIVE DIVIDENDS AFTER THE SPIN-OFF WILL BE SIGNIFICANTLY LESS THAN TENNECO DIVIDENDS BEFORE THE SPIN-OFF.

     Our dividend policy will be established by our board of directors from time to time based on our results of operations and our financial condition, as well as other business considerations. We expect that our annual dividend for the foreseeable future will be set to approximate the Standard & Poor's 500 average dividend yield.

     Automotive's dividend policy will also be established by its board of directors from time to time based on its results of operations and financial condition, as well as other business considerations. Also, because Automotive will be highly leveraged and restricted under its loan agreements with respect to the payment of dividends, its annual dividend is expected to be nominal.

     The combined annual dividends of Packaging and Automotive after the spin-off will be less than Tenneco's annual dividend before the spin-off. See "Description of Capital Stock -- Packaging Common Stock."

ANTI-TAKEOVER PROVISIONS -- YOUR OPPORTUNITIES TO SELL YOUR STOCK AT PRICES ABOVE MARKET VALUE MAY BE REDUCED BECAUSE OF FEATURES OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND QUALIFIED OFFER RIGHTS PLAN, AND RESTRICTIONS RELATING TO THE IRS RULING THAT COULD DISCOURAGE ACQUISITION PROPOSALS.

     Provisions of our Restated Certificate of Incorporation and our Amended and Restated Bylaws, along with our Qualified Offer Rights Plan and Delaware statutory law, could discourage potential acquisition proposals and could delay or prevent a change in control of Packaging. In addition, provisions in the tax sharing agreement that we will enter into with Automotive in connection with the spin-off and restrictions relating to the IRS letter ruling could discourage acquisition proposals. These provisions and restrictions could diminish your opportunities to participate in tender offers, including tender offers at a price above the then-current market value of our common stock. These provisions and restrictions may also inhibit fluctuations in the market price of our common stock that could result from takeover attempts. They could also make it more difficult for third parties to cause the immediate removal and replacement of the members of our board of directors and management without the concurrence of our board of directors. See "Description of Capital Stock -- Anti-takeover Effects of Certain Provisions." For more information regarding the IRS letter ruling, see "The Spin-off -- U.S. Federal Income Tax Aspects of the Spin-off -- Tax Ruling beginning on page 25."


RISKS RELATING TO THE TRANSACTION

U.S. FEDERAL INCOME TAX CONSIDERATIONS -- IF THE SPIN-OFF IS TAXABLE, WE COULD BE ADVERSELY AFFECTED BY THE RESULTING CORPORATE TAX LIABILITY, AND YOU COULD BE REQUIRED TO PAY TAX ON YOUR PACKAGING SHARES.


     If the spin-off were not to qualify as a tax-free distribution for U.S. federal income tax purposes, then, in general, a very substantial corporate tax would be payable by the consolidated tax group of which Tenneco is the common parent. Each member of that consolidated group, which includes Packaging, would be severally liable for that tax. Packaging and Automotive will enter into a tax sharing agreement in connection with the spin-off regarding the allocation and, in some circumstances sharing, of that potential tax liability between them. See "The Spin-off -- Relationship Between Automotive and Packaging After the Spin-off" and "The Spin-off -- U.S. Federal Income Tax Aspects of the Spin-off." If the spin-off occurred and it were not to qualify as a tax-free distribution, the resulting tax liability would have a material adverse effect on the financial condition and, as such, business of Packaging and/or Automotive, as applicable.



     Tenneco has received a letter ruling from the IRS to the effect that, among other things, the spin-off will qualify as a tax-free distribution. The ruling is based upon various factual representations and assumptions. We are not aware of any facts or circumstances that would cause the representations and assumptions to be untrue or incomplete in any material respect. If, however, any of those factual representations and assumptions were untrue or incomplete in a material respect, or the facts upon which that ruling is based are materially different from the facts at the time of the spin-off, the spin-off could become taxable to Tenneco and Tenneco shareowners who receive Packaging common stock. In addition, the IRS letter ruling does not address the applicability or effect of any state, local or foreign tax laws.


     If the spin-off were not to qualify as a tax-free distribution, Tenneco shareowners who receive shares of Packaging common stock in the spin-off would be treated as if they had received a taxable distribution in an amount equal to the fair market value of Packaging common stock received, except as described in the next paragraph. See "The Spin-off -- U.S. Federal Income Tax Aspects of the Spin-off."


     Furthermore, if the spin-off otherwise qualifies as a tax-free distribution but there is a change in control of Packaging or Automotive after the spin-off that is considered part of a plan or a series of transactions related to the spin-off, Tenneco -- which after the spin-off will be Automotive -- would incur a very substantial tax liability on the distribution of our common stock to its shareowners. Packaging would be responsible for this resulting tax liability in the case of a Packaging change in control, and Automotive would be responsible for this resulting tax liability in the case of an Automotive change in control. In these circumstances, however, Tenneco shareowners who received common stock would not recognize gain or loss as a result of the spin-off. See "The
Spin-off -- U.S. Federal Income Tax Aspects of the Spin-off" and "The
Spin-off -- Relationship Between Automotive and Packaging After the Spin-off."

FRAUDULENT CONVEYANCE MATTERS -- POTENTIAL LIABILITIES MAY ARISE DUE TO FRAUDULENT TRANSFER CONSIDERATIONS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION AND OUR RESULTS OF OPERATIONS.


     In connection with the spin-off, Tenneco will undertake numerous corporate restructuring transactions and realign its debt, which, along with the spin-off, are subject to federal and state fraudulent conveyance laws. Under these laws, if a court were to determine that one of the parties did not receive fair consideration and, at the time, was insolvent, had unreasonably small capital or was unable to pay its debts as they came due, the court could reverse the transactions or the spin-off or impose a liability on one of the parties, including Packaging. Before the spin-off, we expect to obtain an opinion from a third-party financial advisor that will confirm that Packaging and Automotive will be solvent after giving effect to the spin-off. We cannot assure you, however, that a court would agree with the financial advisor or find the financial advisor's opinion to be binding on any of our creditors.


LEGAL DIVIDEND -- IF THE SPIN-OFF IS NOT A LEGAL DIVIDEND, IT COULD BE HELD INVALID BY A COURT AND ADVERSELY AFFECT OUR FINANCIAL CONDITION AND OUR RESULTS OF OPERATIONS.

     The corporate restructuring transactions, the debt realignment and the spin-off are subject to state corporate distribution statutes. We cannot assure you that a court will not later determine that the spin-off, one or more of the corporate restructuring transactions or the debt realignment was invalid under state corporate law and reverse the transactions. The resulting complications and cost could have a material adverse effect on our financial condition and our results of operations. For example, under Delaware law, a corporation may only pay dividends to its stockholders either: (a) out of its surplus, which is net assets minus capital; or (b) if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, subject to some restrictions. Before the spin-off, we expect to obtain an opinion from a third-party financial advisor that will confirm the permissibility of the spin-off under Delaware corporate law. We cannot assure you, however, that a court would agree with the financial advisor or find the financial advisor's opinion to be binding on our creditors.

                                  THE SPIN-OFF

INTRODUCTION

     The spin-off is the final step in the transformation of Tenneco from a highly diversified industrial corporation to independent companies focused on their core businesses. In July 1998, Tenneco's board of directors authorized its management to develop a broad range of strategic alternatives which could result in the separation of its then-remaining businesses: automotive, specialty packaging and paperboard packaging. Earlier this year, we separated our paperboard packaging business from the rest of Tenneco's operations. First, we contributed our containerboard packaging business, which constituted the majority of our paperboard packaging business, to a new joint venture for cash and debt assumption of approximately $2 billion plus a 45% common equity interest. We currently plan to sell our remaining 43% interest in this joint venture. Second, we sold the balance of our paperboard packaging business, the folding carton operation, for $72.5 million. The cash proceeds from these transactions were used to repay some of Tenneco's consolidated lease and debt obligations.

     The spin-off will complete the separation of Tenneco's businesses and create two independent companies -- Packaging and Automotive. We, Packaging, will own and operate Tenneco's remaining packaging business, and Automotive will own and operate Tenneco's automotive business.

     Tenneco and we will enter into a distribution agreement which establishes the terms of the spin-off and governs various aspects of our post-spin-off relationship with Tenneco (Automotive, after the spin-off). Until the spin-off, Tenneco may terminate the distribution agreement without our approval. In addition, Tenneco and we will enter into ancillary agreements to facilitate further the separation of Tenneco's automotive and packaging businesses and to govern additional aspects of our ongoing relationship with Automotive.


     In this document, descriptions of provisions of the distribution agreement and the ancillary agreements are only summaries and may not contain information about provisions that you think are important. These descriptions are qualified in their entirety by references to the complete text of the agreements, which we encourage you to read. The form of the distribution agreement and the form of each of the ancillary agreements are included as an exhibit to our Registration Statement on Form 10 under the Securities Exchange Act of 1934, as amended, relating to our common stock.


     Tenneco shareowners with inquiries relating to the spin-off should contact First Chicago Trust Company of New York at First Chicago Trust Company of New York, Attn: General Correspondence, P.O. Box 2500, Jersey City, NJ 07303-2500, telephone number: (800) 519-3111, or Tenneco Investor Relations, 1275 King Street, Greenwich, Connecticut 06831, Attention: Stan March, telephone number:
203/863-1170.

REASONS FOR THE SPIN-OFF

     The spin-off is designed to separate Tenneco's packaging business from its automotive business, each of which have distinct financial, investment and operating characteristics, so that each can adopt strategies and pursue objectives appropriate to its specific needs.

     Business Focus and Access to Capital Markets

     As a result of the spin-off, each of Packaging and Automotive will be able to focus all of its attention and financial resources on its own core business and on exploring and implementing the most appropriate growth opportunities. Through independent access to equity and debt financing markets, the companies expect to have greater financial flexibility to pursue acquisitions, joint ventures, alliances and internal growth.

     Investor Understanding; Public Relations

     After the spin-off, investors should be able to better evaluate the financial performance, strategies and other characteristics of each of the companies. This will permit investors to make investment decisions based on each company's performance and potential, and enhance the likelihood that each company will achieve appropriate market valuation. In addition, each company will be able to focus its public relations efforts on cultivating a separate identity.

     Employee Incentives

     The spin-off will allow each company's executive management team to develop compensation systems for employees that are custom-tailored to the different businesses, including an employee stock ownership plan for Automotive and stock-based and other incentive programs. These programs will more directly reward employees based on each company's individual success.

MANNER OF SPIN-OFF


     Tenneco will accomplish the spin-off by distributing the common stock of
Packaging to Tenneco shareowners as a dividend. On October   , 1999, the Tenneco
board of directors formally declared the dividend necessary to effect the spin-off. Each Tenneco shareowner of record as of the close of business on
October   , 1999, which is the "record date," will be entitled to participate in the spin-off. On the spin-off date, those same Tenneco shareowners will each receive one share of Packaging common stock for each share of Tenneco common stock that they hold as of the record date. Although the spin-off will not occur unless certain conditions are satisfied, we expect that the spin-off will take
place on or about November   , 1999. See "-- Conditions to the Spin-off."


     Before the spin-off date, Tenneco will deliver all of the outstanding shares of Packaging common stock to the spin-off agent for transfer and distribution to Tenneco common stock shareowners as of the close of business on the record date. As soon as possible on or after the spin-off date, Tenneco will deliver to the spin-off agent, as agent for those Tenneco shareowners, certificates representing shares of Packaging common stock. The spin-off agent will then mail, on or about the spin-off date, certificates representing the shares of Packaging common stock to Tenneco common stock shareowners as of the close of business on the record date.

     No Tenneco shareowner will be required to pay cash or other consideration for the shares of Packaging common stock to be received in the spin-off, or to surrender or exchange shares of Tenneco common stock in order to receive Packaging common stock.

     Our board of directors will adopt a Qualified Offer Rights Plan before the spin-off, which will entitle each Tenneco shareowner, as of the close of
business on October   , 1999, to one preferred share purchase right for every
share of Packaging common stock he or she receives in the spin-off. Certificates evidencing the number of shares of Packaging common stock issued also will represent the same number of rights issued under the Qualified Offer Rights Plan. See "Description of Capital Stock -- Anti-takeover Effects of Certain Provisions -- Qualified Offer Rights Plan." Unless the context otherwise requires, references in this Information Statement to Packaging's common stock include the related rights issued under our Qualified Offer Rights Plan.

CORPORATE RESTRUCTURING TRANSACTIONS

     Before the spin-off, Tenneco will effect various corporate restructuring transactions designed to restructure its existing businesses so that, in general, the assets, liabilities and operations of (a) its packaging business and administrative services operations will be owned and operated, directly or indirectly, by us and (b) its automotive business will be owned and operated, directly and indirectly, by Tenneco and its non-packaging subsidiaries.

     Packaging's assets upon completion of these corporate restructuring transactions generally will be:


     - those related to the conduct of Tenneco's past and current packaging business and administrative services operations, as reflected on the unaudited pro forma combined balance sheet of Packaging as of June 30, 1999, see "Unaudited Pro Forma Combined Financial Statements of Packaging;"



     - those assets that were acquired after June 30, 1999 and are of a nature or type that would have been included on our June 30, 1999 pro forma balance sheet had they been acquired earlier; and


     - all rights expressly allocated to Packaging and its subsidiaries under the distribution agreement or any of the ancillary agreements.

     Automotive's assets upon completion of the corporate restructuring transactions generally will be:

     - all of Tenneco's assets not expressly allocated to us or our subsidiaries as described above.

     Packaging's liabilities generally will include:


     - those liabilities related to the packaging assets described above and the current and past conduct of Tenneco's packaging and administrative services operations;



     - liabilities for possible violations of securities laws in connection with the spin-off related to disclosures or omissions regarding Packaging's business, results of operations, prospects or management; and


     - those liabilities expressly allocated to Packaging or its subsidiaries under the distribution agreement or any ancillary agreement.

     Automotive's liabilities generally will include:


     - those liabilities related to the automotive assets described above and the current and past conduct of Tenneco's automotive business;



     - liabilities for possible violations of securities laws in connection with the spin-off related to disclosures or omissions regarding Automotive's business, results of operations, prospects or management;


     - those liabilities expressly allocated to Automotive or its subsidiaries under the distribution agreement or any ancillary agreement; and


     - all other liabilities of Tenneco or any of its subsidiaries which do not constitute Packaging liabilities.



     In addition, Packaging and Automotive will each be responsible for one-half of any third-party liability imposed on either party that is both (1) related to the transactions undertaken as part of the spin-off, such as the debt realignment, and (2) based on a claim (a) under Delaware corporate law, such as a claim for a breach of fiduciary duties, or (b) under applicable securities laws, but only to the extent the alleged violation is not specifically related to disclosures or omissions about either party's business operations as provided by such party.


DEBT REALIGNMENT

     After the spin-off, Automotive and Packaging each will, in general, be responsible for the debts, liabilities and obligations related to the business or businesses that it owns and operates following completion of the corporate restructuring transactions. See "-- Corporate Restructuring Transactions." Tenneco's historical practice, however, has been to incur debt for its consolidated group at the parent-company level or at a limited number of its subsidiaries, rather than at the operating-company level, and to manage centrally various cash functions. Accordingly, the distribution agreement will provide for the realignment of Tenneco's debt pursuant to a debt realignment plan.


     The specific goal of the debt realignment will be to reach approximately the relative allocation between Packaging and Automotive of Tenneco's debt at the time of the spin-off (after giving effect to the repurchase of subsidiary preferred stock and payment of transaction fees and expenses) that is reflected in the June 30, 1999 pro forma balance sheets of Packaging and Tenneco that are included elsewhere in this document. See "Unaudited Pro Forma Combined Financial Statements of Packaging" and "-- Corporate

Restructuring Transactions." These pro forma balance sheets will also be attached to the distribution agreement as exhibits. Packaging and Automotive will agree in the distribution agreement to use their respective reasonable commercial efforts to achieve this relative allocation.


     If the debt realignment and spin-off had occurred on June 30, 1999, we would have had pro forma indebtedness for money borrowed of $2.2 billion. We intend to use the net proceeds of our planned sale of our containerboard joint venture interest to retire our debt, although this sale is not part of the debt realignment. If this sale is completed before the spin-off, the net proceeds will be used to retire Tenneco debt that otherwise would be allocated to us in the debt realignment. See "Unaudited Pro Forma Combined Financial Statements of Packaging."



     The debt realignment is expected to be accomplished through some combination of tender offers, exchange offers, prepayments and other refinancings. As part of the debt realignment, the following is expected to occur before the spin-off: (1) Tenneco will offer to purchase for cash
approximately $     million of its public debt (the "Tenneco Debt Tender
Offer"); and (2) Tenneco and its subsidiaries will repay in cash other existing non-public debt; and (3) Tenneco will repurchase outstanding subsidiary preferred stock. These payments are expected to be financed by (a) internally generated cash, (b) borrowings by Automotive under a new credit facility and new subordinated debt financing to be entered into by Automotive in connection with the spin-off, and (c) borrowings by Packaging under one or more new credit facilities to be entered into by Packaging in connection with the spin-off. See "Capitalization and Financing."



     Also before the spin-off, Tenneco expects to make a public offer to
exchange up to $     million of aggregate principal amount of new Packaging debt for an equal amount of certain Tenneco public debt pursuant to a debt exchange offer (the "Debt Exchange Offer"). Our debt is expected to have similar maturities to the Tenneco public debt for which it is being exchanged. Assuming all of the Tenneco public debt subject to the Debt Exchange Offer is tendered and accepted for exchange, upon completion of the Debt Exchange Offer we expect
to have approximately $     million aggregate principal amount of public debt
outstanding, bearing interest at a weighted average of approximately      % and
with a weighted average maturity of approximately           years. The public
offering of our debt in the Debt Exchange Offer is expected to be made by means of a separate prospectus that constitutes a part of our Registration Statement on Form S-4 (File No. 333-82923) which has been filed with the SEC.


     As part of the Tenneco Debt Tender Offer and Debt Exchange Offer, Tenneco expects to solicit consents from the holders of the Tenneco public debt to amendments to the indenture under which Tenneco issued its public debt. These amendments would, among other things, specifically permit Tenneco to consummate the spin-off without compliance with any covenants contained in the indenture.

     Consummation of the Tenneco Debt Tender Offer and Debt Exchange Offer is conditioned on, among other things, acceptance of the Debt Exchange Offer and the Tenneco Debt Tender Offer by holders of at least a majority of the aggregate principal amount of the Tenneco public debt of all series taken together so that the requested amendments to the indenture are approved.


     Accordingly, after giving effect to the debt realignment and the spin-off, Tenneco (in other words, Automotive) will be responsible for all of Tenneco's public debt that remains outstanding and any borrowings under the new Automotive credit facility and subordinated debt financing described above. We will be responsible for our public debt and any borrowings under our new credit facilities. Completion of the debt realignment is a condition to the obligation of Tenneco to complete the spin-off, although Tenneco may substitute one or more different financing transactions for any of the components of the debt realignment described above.


CONDITIONS TO THE SPIN-OFF

     The spin-off is conditioned on, among other things, formal declaration of the spin-off by the Tenneco board of directors. Other conditions to the spin-off will include:

     - execution and delivery of the ancillary agreements and completion of various pre-spin-off transactions, such as the corporate restructuring transactions and the debt realignment;

     - a determination to the effect that for federal income tax purposes, (1) the spin-off will be tax-free to Tenneco and its shareowners under
       Section 355(a) and Section 361(c)(1) of the Internal Revenue Code, and
       (2) specified internal restructuring transactions involving Tenneco or its subsidiaries to be effected pursuant to the corporate restructuring transactions will also be tax-free;


     - approval for listing on the NYSE of our common stock;

     - registration of our common stock under the Exchange Act;

     - receipt of all material consents to the corporate restructuring transactions, the spin-off and transactions contemplated in the distribution agreement; and

     - the absence of any prohibition of the spin-off by any law or governmental authority.


     On August 20, 1999, we received an IRS letter ruling that satisfies the federal income tax condition referred to above provided the ruling remains in effect at the time of the spin-off. Even if all the conditions to the spin-off are satisfied, Tenneco has reserved the right to amend or terminate the distribution agreement and the related transactions before the spin-off. The Tenneco board of directors has not attempted to identify or establish objective criteria for evaluating the particular types of events or conditions that would cause the Tenneco board of directors to consider amending or terminating the spin-off. See "-- Relationship Between Automotive and Packaging After the Spin-off -- Distribution Agreement." Although the conditions described above may be waived by Tenneco to the extent permitted by law, the Tenneco board of directors presently has no intention to proceed with the spin-off unless each of these conditions is satisfied.


RELATIONSHIP BETWEEN AUTOMOTIVE AND PACKAGING AFTER THE SPIN-OFF


     Below are summary descriptions of the distribution agreement and principal ancillary agreements that Tenneco and Packaging will enter into in connection with the spin-off as well as a description of the stock arrangements that will exist between Automotive and Packaging after the spin-off. These agreements are intended to facilitate the separation of Tenneco's packaging business from its automotive business and to facilitate the operation of each of Automotive and Packaging as separate companies.


     Distribution Agreement

     In addition to providing for the terms of the spin-off and the various actions to be taken before the spin-off, the distribution agreement will contain other provisions governing the relationship between Automotive and Packaging before and after the spin-off.


     Responsibility for Liabilities. The distribution agreement will provide that after the spin-off date: (a) Automotive will assume, pay, perform and discharge all its allocated liabilities according to their terms, and (b) Packaging will assume, pay, perform and discharge its allocated liabilities according to their terms. See "--Corporate Restructuring Transactions." The distribution agreement will provide for cross-indemnities so that: (a) Automotive must indemnify Packaging (and its respective subsidiaries, directors, officers, employees and agents, and other related parties) against all losses arising out of or in connection with Automotive's allocated liabilities or the breach of the distribution agreement or any ancillary agreement by Automotive; and (b) Packaging must indemnify Automotive (and its respective subsidiaries, directors, officers, employees and agents, and other related parties) against all losses arising out of or in connection with Packaging's liabilities or the breach of the distribution agreement or any ancillary agreement by Packaging.


     Further Assurances. Automotive and Packaging have each agreed to use all reasonable efforts to take or cause to be taken all action reasonably necessary or advisable to consummate the transactions contemplated by and carry out the purposes of the distribution agreement.


     Information Sharing. The distribution agreement will provide for the transfer and sharing of books and records between Automotive and Packaging and grants to each party access to specified information in the other's possession, subject to confidentiality requirements and legal privilege issues.


     Amendment and Termination. Before the spin-off, the distribution agreement may be amended or terminated by Tenneco in its discretion. After completion of the spin-off, the distribution agreement may be amended or terminated only by a written agreement signed by Automotive and Packaging. Some amendments or terminations after the spin-off also will require the consent of third-party beneficiaries to the extent that the distribution agreement has expressly guaranteed them rights.


     Intercompany Accounts. According to the distribution agreement, in general all intercompany receivables, payables and loans between Tenneco's automotive business, on the one hand, and its packaging business and administration services operations, on the other hand, that did not arise from ordinary trading transactions will be settled, capitalized or converted into ordinary trade obligations as of the close of business on the spin-off date. Further, all intercompany agreements between these businesses, other than those contemplated in connection with the spin-off and specified trade supply agreements will be terminated.


     Expenses. Each of Tenneco (that is, Automotive) and Packaging has agreed to pay the fees, costs and expenses associated with the spin-off that are incurred by it before the spin-off. Because a majority of these expenses will be incurred directly by Tenneco, Tenneco will use a portion of the funds borrowed by Tenneco and Packaging as part of the debt realignment to fund the payments. Accordingly, the allocation of debt described above under "-- Debt Realignment" includes additional debt incurred to fund these fees, costs and expenses.

     Benefit Plan Ownership of Stock


     After the spin-off, a number of benefit plans or trusts maintained by us will own stock in Automotive. The General Employee Benefit Trust ("GEBT"), which will fund all U.S. defined benefit pension plans maintained by us will own at the time of the spin-off approximately 4,100,000 shares of Automotive common stock. The Packaging thrift plans will own at the time of the spin-off approximately 3,000,000 shares of Automotive common stock. Also, the Automotive thrift plan will own some Packaging stock at the time of the spin-off.


     Human Resources Agreement

     The human resources agreement to be entered into between Tenneco and Packaging will govern labor, employment, compensation and benefit matters in connection with the spin-off. Under the human resources agreement, after the spin-off date, each of Automotive and Packaging will:

     - continue employment of each of their respective retained employees (subject to their rights to terminate employees) with the same compensation as before the spin-off date;


     - continue to honor all related existing collective bargaining agreements in accordance with their terms;



     - recognize related incumbent labor organizations, subject to their rights to seek changes in their relationships with the organizations; and



     - continue sponsorship of hourly employee benefit plans in accordance with their terms.



     We will become the sponsor of the Tenneco Retirement Plan (the "TRP") and of the Tenneco Thrift Plan and Tenneco Thrift Plan for Hourly Employees (collectively the "Tenneco Thrift Plan") on the spin-off date. Automotive will establish one or more thrift plans similar to the Tenneco thrift plan to which the account balances of retained and former employees of Automotive in the Tenneco Thrift Plan will be transferred. The benefits accrued by Automotive employees in the Tenneco Retirement Plan will be frozen as of the last day of the calendar month including the spin-off date, and we will amend the Tenneco Retirement Plan to provide that all benefits accrued through that day by Automotive employees are fully vested and non-forfeitable. Generally, each of Automotive and Packaging will retain liabilities with respect to benefits accrued by its current and former employees under the Tenneco Inc. Supplemental Executive Retirement Plan and with respect to the welfare benefits of its current and former employees and their dependents. In addition, as the spin-off date, participation by retained and former employees of

Automotive in the Tenneco Inc. Deferred Compensation Plan will be discontinued, and Automotive will succeed to those liabilities. See "Management -- Executive Compensation."



     Under the human resources agreement, before the spin-off, Tenneco will, generally, cause outstanding restricted stock and performance share equivalent unit awards to become fully earned and vested. Tenneco common stock options held by Packaging employees will be replaced by options to purchase shares of our common stock on terms economically equivalent to the old Tenneco options. Tenneco common stock options held by Automotive employees will be adjusted to maintain equivalent economic terms to the options outstanding immediately prior to the spin-off.


     Tax Sharing Agreement

     The tax sharing agreement to be entered into between Automotive and Packaging will provide for the allocation of tax liabilities between the parties arising before, as a result of and after the spin-off. As a general rule, Automotive will be liable for all taxes not specifically allocated to us under the terms of the tax sharing agreement. Generally, we will be liable for taxes imposed exclusively on us and our affiliates engaged in the packaging and administrative services business (the "Packaging Group"). In the case of U.S. federal income taxes imposed on the combined activities of Automotive and the Packaging Group, we will generally be liable to Automotive for federal income taxes attributable to the activities of the Packaging Group. Liability for foreign income taxes and non-income taxes will generally be allocated to the legal entity on which the taxes are imposed. In the case of state income taxes imposed on the combined activities of the business groups, we will generally be liable for the tax that would be imposed if the Packaging Group had filed combined returns for its group.


     In general, and except as provided below, any taxes imposed on or resulting from any or all of the spin-off, the corporate restructuring transactions and the debt realignment ("transaction taxes") shall be the responsibility of the legal entity on which the taxes are imposed. However, if any transaction taxes arise due to any action taken or permitted by Automotive or Packaging that is inconsistent with any representations or warranties made in connection with the IRS letter ruling requested and received by Tenneco in connection with the spin-off, that entity (Automotive or Packaging) will be responsible for the resulting tax liability. Additionally, if any transaction taxes arise under
Section 355(e) of the Internal Revenue Code of 1986, as amended (the "Code"), as a result of a 50% Ownership Shift (as defined in the section below titled
"-- U.S. Federal Income Tax Aspects of the Spin-off"), then the resulting corporate tax burden will be borne by the entity (Automotive or Packaging) that experienced the 50% Ownership Shift. Any income tax liability that results from the spin-off, corporate restructuring transactions or debt realignment, but which is not due to either a 50% Ownership Shift or an action that is inconsistent with the tax treatment contemplated in the IRS letter ruling received, will be shared equally by Automotive and Packaging.



     Each of Automotive and Packaging will covenant and agree not to take or permit certain actions inconsistent or partially inconsistent with the IRS letter ruling received on or before the period ending two calendar years from the date of the spin-off, unless the action has been consented to by the other. These agreements could restrict the ability of Automotive or Packaging to engage in certain corporate transactions, redeem stock, dispose of assets except in the ordinary course of business, or be the target of an acquisition transaction during that period.


     Transition Services Agreement

     Tenneco's administrative services operations currently provide a number of services to Tenneco's operating units. These services include (a) financial accounting services; (b) employee benefits administration for all major salaried and hourly benefit plans; (c) human resources and payroll services; (d) mainframes and distributed systems operations; (e) telecommunications and network operations and management; (f) help desk support; and (g) disaster recovery support. When the spin-off is complete, Tenneco's administrative services operations will be a part of Packaging. Accordingly, Automotive and Packaging will enter into a transition services agreement under which Packaging will continue to provide Automotive with specified administrative services for
an initial period of      years beginning on the date of the spin-off. After the
initial      year period, Automotive may elect to have Packaging continue to
provide specified services for up to      additional      -year periods at a
price to be negotiated by the parties. During any extension, Automotive may discontinue using and paying for any or all of the services on 120 days notice to Packaging. Because Automotive will retain a portion of the administrative support for Tenneco's European operations, however, Automotive will also agree to provide Packaging with specified administrative services for its European operations for an initial period of six months beginning on the date of the spin-off. After the initial six-month period, Packaging may elect to have Automotive continue to provide specified services for up to six additional months on a month to month basis. The price for all services will be negotiated between the parties and be based on the full cost for the services.


     Trademark Transition License Agreement



     After the spin-off, Automotive, or one of its subsidiaries, will hold the rights to various trademarks, servicemarks, tradenames and similar intellectual property, including rights in the marks "Tenneco," "Ten" and "Tenn" alone and in combination with other terms and/or symbols (collectively, the "Trademarks"), in the United States and throughout the world. In connection with the spin-off, we will enter into a trademark transition license agreement with Automotive. Under this agreement, Automotive, or one of its subsidiaries, will grant to us a limited, royalty-free license to use the Trademarks with respect to packaging businesses for a limited period of time, subject to quality standards and other conditions. The license will expire (1) 60 days after the spin-off, with respect to the use of Trademarks in corporate names, (2) 9 months after the spin-off, with respect to stationery and similar supplies in inventory and (3) 18 months after the spin-off, with respect to signage.



     Insurance Agreement



     The insurance agreement to be entered into between Automotive and Packaging will provide for the separation and administration of existing insurance programs and the purchase of "run-off " policies for fiduciaries and directors and officers. In general, the insurance agreement will provide that Packaging and Automotive will obtain coverage for the period ending in December 1996 through Tenneco's pre-existing policies. For the period between December 1996 and the spin-off, Automotive and Packaging will obtain coverage through Tenneco's existing policies plus supplemental coverage to be purchased by Tenneco. Tenneco also will purchase "run-off" insurance policies that remain in effect for seven years and provide coverage for acts prior to the spin-off by directors, officers and fiduciaries of benefit and pension plans. Packaging and Automotive will each be responsible for administering their respective insurance programs after the spin-off and for purchasing insurance as necessary to cover their respective losses arising after the spin-off. The insurance agreement also allocates responsibility for the payment of premiums and deductibles, and the distribution of insurance proceeds.


     Directors

     When the spin-off is completed, Packaging and Automotive will share four common directors, Dana G. Mead, Paul T. Stecko, Mark Andrews and Roger B. Porter. Each company will adopt policies and procedures for its board of directors to limit the involvement of Messrs. Mead, Stecko, Andrews and Porter in situations that could give rise to potential conflicts of interest, including requesting them to abstain from voting as a director of either Packaging or Automotive on matters which present a conflict of interest between the companies. We believe that the number of these conflict situations will be minimal.

TRADING OF PACKAGING COMMON STOCK

     See "Risk Factors" for a discussion of certain considerations relating to the market for and trading prices of our common stock following the spin-off.

     A regular public market for our common stock has not existed prior to the date of this Information Statement. Shares of our common stock have been
approved for listing on the NYSE under the symbol "     ," and "regular" trading
will begin on the first business day after the spin-off date. In addition, we expect that "when-issued" trading for our common stock will develop on or about the record date and continue through the spin-off date. "When-issued" trading means that shares are traded prior to the time stock certificates are actually available or issued. None of these trades, however, will settle until after the spin-off date, when regular trading in our common stock has begun. If the spin-off does not occur, all when-issued trading will be null and void.


     Tenneco expects that its common stock will continue to trade on a regular basis through and after the spin-off date. Any shares of common stock of Tenneco sold between the record date and the spin-off date will be accompanied by a due bill attached representing our common stock to be distributed in the spin-off. In addition, between the record date and the spin-off date, the common stock of Tenneco may also trade on a when-issued basis, reflecting an assumed post-distribution value for Tenneco common stock.


     Shares of our common stock received by Tenneco shareowners in connection with the spin-off will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of Packaging under the Securities Act of 1933, as amended. Persons who are affiliates of Packaging will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act. There would not, however, be any 90-day waiting period before sales could be made by affiliates under Rule 144 of the Securities Act, as long as the other provisions of Rule 144 are met.

U.S. FEDERAL INCOME TAX ASPECTS OF THE SPIN-OFF

     General


     The following is a summary description of the material federal income tax aspects of the spin-off. This summary is not intended as a complete description of all of the tax consequences of the spin-off or the other transactions contemplated in connection with the spin-off and does not discuss tax consequences under the laws of state, local or foreign governments or any other jurisdiction. Moreover, the tax treatment of a shareowner may vary, depending upon his, her or its particular situation. In this regard, certain shareowners (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, persons who are not citizens or residents of the United States or who are foreign corporations, foreign partnerships or foreign trusts or estates, as defined for United States federal income tax purposes, shareowners that hold shares as part of a position in a "straddle" or as part of a "hedging" or "conversion" transaction for United States federal income tax purposes and shareowners with a "functional currency" other than the United States dollar) may be subject to special rules not discussed below. In addition, this summary applies only to shares which are held as capital assets. The following discussion may not be applicable to a shareowner who acquired his, her or its shares pursuant to the exercise of stock options or otherwise as compensation.


     The following discussion is based on currently existing provisions of the Code, existing, proposed and temporary treasury regulations thereunder and current administrative rulings and court decisions. All of the foregoing are subject to change, which may or may not be retroactive, and any such changes could affect the validity of the following discussion.

     Each shareowner is urged to consult his, her or its own tax advisor as to the particular tax consequences to him, her or it of the spin-off described herein, including the applicability and effect of any state, local or foreign tax laws, and the possible effects of changes of applicable tax laws.

     Tax Ruling


     Tenneco has received an IRS letter ruling to the effect, among other things, that:


     - no gain or loss will be recognized by (and no amount will otherwise be included in the income of) any holder of Tenneco common stock as a result of the spin-off;

     - the aggregate basis of the Automotive common stock (after giving effect to the spin-off) and the Packaging common stock in the hands of each holder of Automotive common stock will be the same as the basis of the Tenneco common stock held by such holder immediately before the spin-off, allocated in proportion to the fair market value of the Tenneco common stock (after giving effect to the spin-off) and the Packaging common stock on the spin-off date;

     - the holding period of the Packaging common stock received in the spin-off by each holder of Tenneco's common stock will include the period during which such holder held Tenneco common stock with respect to which the distribution of Packaging common stock is made, provided that the Tenneco common stock is held as a capital asset by such holder on the spin-off date; and

     - no gain or loss will be recognized by Tenneco on its distribution of Packaging common stock to its shareowners.

     A letter ruling from the IRS, while generally binding on the IRS, may under certain circumstances be retroactively revoked or modified by the IRS. The rulings obtained from the IRS are based on certain facts, representations and assumptions. Generally, an IRS letter ruling would not be revoked or modified retroactively provided that there has been no misstatement or omission of material facts, the facts at the time of the transaction are not materially different from the facts upon which the IRS letter ruling was based and there has been no change in the applicable law. We are not aware of any facts or circumstances that would cause the representations and assumptions to be untrue or incomplete in any material respect. Automotive and Packaging will agree to certain restrictions on their further actions to help preserve the tax-free nature of the spin-off. See "-- Relationship Between Automotive and Packaging After the Spin-off."

     The Spin-off


     We have received an IRS letter ruling to the effect that the spin-off will qualify as a tax-free distribution under Section 355 of the Code. Assuming that the spin-off so qualifies:


     - the holders of Tenneco common stock will not recognize gain or loss upon receipt of shares of Packaging common stock;

     - each holder of Tenneco common stock will allocate his, her or its aggregate tax basis in the Tenneco common stock immediately before the spin-off among Tenneco common stock (after giving effect to the spin-off) and Packaging common stock in proportion to their respective fair market values on the spin-off date;

     - the holding period of each holder of Tenneco common stock for Packaging common stock will include the holding period for his, her or its Tenneco common stock, provided that Tenneco common stock is held as a capital asset at the time of the spin-off; and

     - Tenneco will not recognize any gain or loss on its distribution of Packaging common stock to its shareowners.

     If the spin-off were not to qualify as a tax-free distribution under
Section 355 of the Code, then in general a corporate level federal income tax would be payable by the consolidated group of which Tenneco is the common parent, which tax would be based upon the gain (computed as the difference between the fair market value of the Packaging common stock and Tenneco's adjusted basis in such stock) realized by Tenneco upon its distribution of the Packaging common stock to its shareowners in the spin-off. If Tenneco were to recognize gain on the spin-off, such gain and the resulting tax liability likely would be very substantial.

     Furthermore, if the spin-off were not to qualify as a tax-free distribution under Section 355 of the Code, then each holder of Tenneco common stock who receives shares of Packaging common stock in the spin-off would be treated as if such shareowner received a taxable distribution in an amount equal to the fair market value of Packaging common stock received, which would result in: (a) a dividend to the extent paid out of Tenneco's current and accumulated earnings and profits; then (b) a reduction in such shareowner's basis in Tenneco's common stock to the extent the amount received exceeds the amount referenced in clause
(a); and then (c) gain from the sale or exchange of Tenneco common stock to the extent the amount received exceeds the sum of the amounts referenced in clauses
(a) and (b). Each shareowner's basis in his, her or its Packaging common stock would be equal to the fair market value of such stock at the time of the spin-off.

     Section 355(e) of the Code, which was enacted in 1997, generally provides that a company that distributes shares of a subsidiary in a spin-off that is otherwise tax-free will incur federal income tax liability if 50% or more, by vote or value, of the capital stock of either the company making the distribution or the spun-off subsidiary is acquired (a "50% Ownership Shift") by one person or more than one person acting together pursuant to a plan or series of related transactions that includes the spin-off. This provision can be triggered by certain reorganizations involving the acquisition of the assets of the company making the distribution or the spun-off subsidiary. There is a presumption that any 50% ownership shift that occurs within two years before or after the spin-off is pursuant to a plan that includes the spin-off. However, the presumption may be rebutted by establishing that the spin-off and the acquisitions are not part of a plan or series of related transactions. Among the representations made by Tenneco and Packaging to the IRS in connection with the request for the IRS letter ruling is the representation that the spin-off is not part of such a plan or series of related transactions. If Automotive or Packaging were to undergo a 50% Ownership Shift, particularly if it occurred within two years after the spin-off date, there can be no assurance that the IRS would not assert that the ownership shift occurred pursuant to a plan or series of related transactions and therefore that the spin-off is taxable under Code
Section 355(e).

     If the spin-off is taxable solely under Code Section 355(e), Tenneco will recognize gain equal to the difference between the fair market value of Packaging's common stock and Tenneco's adjusted tax basis in that stock. However, holders of Tenneco common stock would not recognize gain or loss as a result of the spin-off. If Tenneco were to recognize gain in the spin-off, that gain and the resulting tax liability likely would be very substantial.

     The tax sharing agreement to be entered into between Packaging and Automotive will allocate responsibility for the possible corporate tax burden resulting from the spin-off. In the event the spin-off is taxable under Code
Section 355(e) as a result of a 50% Ownership Shift, then the resulting corporate tax burden will be borne by that entity (Automotive or Packaging) with respect to which the 50% Ownership Shift has occurred. Similarly, if the spin-off is taxable due to any other action taken or permitted by Tenneco or Packaging that is inconsistent with the factual representations or assumptions on which the IRS letter ruling is based, that entity (Automotive or Packaging) will be responsible for the resulting tax liability. Any income tax liability that results from the spin-off, but which is not due to either a 50% Ownership Shift or any action taken or permitted by either company that is inconsistent with the IRS letter ruling, will be shared equally by Automotive and Packaging.

     Current Treasury regulations require each holder of Tenneco common stock who receives Packaging common stock pursuant to the spin-off to attach to his, her or its federal income tax return for the year in which the spin-off occurs a detailed statement setting forth such information as may be appropriate in order to show the applicability of Code Section 355(a) to the spin-off. Automotive will convey the appropriate information to each holder of record of Tenneco common stock as of the record date.

     Back-up Withholding Requirements

     United States information reporting requirements and backup withholding at the rate of 31% may apply with respect to dividends paid on, and proceeds from the taxable sale, exchange or other disposition of, Packaging common stock unless the shareowner: (a) is a corporation or comes within certain other exempt categories, and, when required, demonstrates these facts; or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A shareowner who does not supply Packaging with his, her or its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount withheld under these rules will be creditable against the shareowner's federal income tax liability. Shareowners should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. If information reporting requirements apply to a shareowner, the amount of dividends paid with respect to such shares will be reported annually to the IRS and to such shareowner.

REASONS FOR FURNISHING THE INFORMATION STATEMENT

     This Information Statement is being furnished by Tenneco and Packaging solely to provide information to Tenneco shareowners who will receive Packaging common stock in the spin-off. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of Tenneco or Packaging. The information contained in this Information Statement is believed by Tenneco and Packaging to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither Packaging nor Tenneco will update the information except in the normal course of their respective public disclosure practices.

                          CAPITALIZATION AND FINANCING

                                 CAPITALIZATION


     The following table sets forth the unaudited historical capitalization of Packaging as of June 30, 1999, and unaudited pro forma capitalization of Packaging as of June 30, 1999, after giving effect to the debt realignment and the spin-off and related transactions, each as if they occurred on that date. The pro forma capitalization reflects debt allocated to Packaging in the debt realignment before application of any proceeds from Packaging's planned sale of its remaining interest in its containerboard joint venture. You should read this table in conjunction with the "Combined Financial Statements of The Businesses of Tenneco Packaging" and related notes, the "Unaudited Pro Forma Combined Financial Statements of Packaging" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of Packaging, each contained elsewhere in this document.



                                                                     PACKAGING
                                                              ------------------------
                                                                   JUNE 30, 1999
                                                              ------------------------
                                                              HISTORICAL     PRO FORMA
                                                              ----------     ---------
                                                                   (IN MILLIONS)
Short-term debt:
  Allocated from Tenneco....................................    $  358(a)     $   --
  Borrowings under new Packaging credit facilities..........        --         1,187
  Other.....................................................         9             9
                                                                ------        ------
                                                                   367         1,196(b)
                                                                ------        ------
Long-term debt:
  Allocated from Tenneco....................................     1,474(a)         --
  New securities............................................        --           980(c)
  Other.....................................................        20            20
                                                                ------        ------
                                                                 1,494         1,000(b)
                                                                ------        ------
Total debt..................................................     1,861         2,196(b)
                                                                ------        ------
Minority interest...........................................        14            14
                                                                ------        ------
Common stock................................................        --             2
Paid-in capital.............................................        --         1,284
Retained earnings...........................................        --            --
Combined equity.............................................     1,340            --
                                                                ------        ------
       Total equity.........................................     1,340         1,286
                                                                ------        ------
Total capitalization........................................    $3,215        $3,496
                                                                ======        ======


-------------------------
(a) Represents debt allocated to Packaging from Tenneco based on the portion of Tenneco's investment in Packaging which Tenneco deemed to be debt. This allocation is generally based on the ratio of Packaging's net assets to Tenneco's consolidated net assets plus debt. Tenneco's historical practice has been to incur debt for its consolidated group at the parent company level or at a limited number of subsidiaries, rather than at the operating company level, and to centrally manage various cash functions. Management believes that the historical allocation of corporate debt is reasonable. This historical allocation, however, is not indicative of the total amount of debt that Packaging will have upon completion of the debt realignment or of the debt that may be incurred by Packaging as a separate public entity.

(b) Represents debt allocated to Packaging in the debt realignment before application of any proceeds from Packaging's planned sale of its remaining interest in its containerboard joint venture. Packaging expects the sale to be completed before the spin-off, with the net proceeds used to retire the Tenneco debt that would otherwise be allocated to Packaging in the debt realignment. If the sale occurs after the spin-off, the net proceeds will be used to retire Packaging debt.

(c) Represents the $    million aggregate principal amount of new securities
    assumed to be exchanged pursuant to the exchange offers, which will be recorded based on the net carrying amount of the original securities upon consummation of the exchange offers. At this time, Packaging and Tenneco cannot determine the ultimate amount of original securities that will be exchanged, and that amount could vary significantly. The pro forma capitalization assumes that 100% of the original securities are exchanged for new securities in the exchange offers.


                                   FINANCING



     In connection with the spin-off, Packaging intends to enter into the following credit facilities: (1) a $750 million long-term revolving senior credit facility; (2) a $250 million 364-day revolving senior credit facility, and (3) possibly, a $1.5 billion term loan facility. Definitive agreements for these facilities are being negotiated and have not completed. Accordingly, the terms of such arrangements are preliminary and may change as a result of the negotiation of definitive agreements.

     Initial borrowings under one or more of these facilities are expected to occur on or shortly before the spin-off. See "The Spin-off -- Debt Realignment" for a description of how Packaging intends to use the proceeds of the initial borrowings.



     $750 MILLION LONG-TERM SENIOR REVOLVING CREDIT FACILITY



     Packaging expects to enter into a senior credit facility with a syndicate, or group, of banks and financial institutions. This facility is expected to be a revolving credit facility of up to $750 million, which will terminate in September 2004. Part of the total facility will be a swingline facility of up to $50 million, from only one lender in the group, which will provide for borrowings to be made on shorter notice than for the other loans.



     The proceeds of the loans made under this facility will be used by Packaging for refinancing existing indebtedness of Tenneco or its subsidiaries, including Packaging, as part of the debt realignment, for working capital and for other general corporate purposes.



     Maturity. Packaging expects this senior credit facility to provide that all amounts outstanding at the termination of the facility, which will be five years after its signing date, will become due then. Prior to that date, funds may be borrowed, repaid, and reborrowed, without premium or penalty.



     Covenants. Packaging expects this facility will require it to maintain compliance with the following financial tests:



     - minimum interest coverage ratio, which is the ratio of consolidated earnings before interest expense, income taxes, minority interest, depreciation and amortization ("EBITDA") to consolidated cash interest expense, for a given four-quarter period; and



     - maximum total debt to EBITDA ratio, which is the ratio of Packaging's indebtedness, less certain exclusions, to EBITDA, for a given four-quarter period.



     Packaging also expects that the senior credit facility will impose prohibitions or limitations that are customary for similar facilities and transactions, including, among other things, on Packaging's ability to incur specified liens, incur subsidiary indebtedness and guarantee obligations, dispose of all or substantially all of its assets, and discontinue its primary businesses.



     Interest. At Packaging's option, borrowings under this facility, except for competitive bid loans and swingline facility loans, are expected to bear interest at a floating rate based on LIBOR, adjusted for reserve requirements, plus a specified margin or based on a specified prime or reference rate plus a specified margin.



     Each competitive bid loan is expected to bear interest at the rate quoted in the respective bid. Each swingline loan is expected to bear interest at a rate based on the higher of a specified prime or reference rate and the federal funds rate plus an applicable margin.



     $250 MILLION 364 DAY SENIOR REVOLVING CREDIT FACILITY



     Packaging expects to enter into an additional revolving credit facility of up to $250 million.



     Packaging expects this senior credit facility to terminate in September 2000, 364 days after its signing date, and all amounts outstanding at termination to become due then.



     Packaging expects that initial borrowings will occur under this facility at the same time as under Packaging's $750 million Long Term Senior Revolving Facility described above (the "Long-Term Facility") or thereafter during its term, and that proceeds of the loans will be used for the same purposes as the Long-Term Facility.



     Packaging also expects that the financial tests, prohibitions and limitations, interest rates and other material terms of this facility will be the same as for the Long-Term Facility.

     $1.5 BILLION TERM LOAN FACILITY



     A lender has committed to provide Packaging up to $1.5 billion of term loan financing which Packaging intends to use in the event it does not sell its containerboard joint venture interest before the spin-off for general corporate and other purposes. Although the terms of this financing have not been finalized, Packaging expects that borrowings under this facility would be due 18 months after funding and bear interest at a floating rate based on LIBOR, adjusted for reserve requirements, plus a specified margin or based on a specified prime or reference rate plus a specific margin, at Packaging's option. Packaging expects this financing would include covenants similar to those described above for the revolving credit facilities.

         UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS OF PACKAGING


     The following Unaudited Pro Forma Combined Balance Sheet of Packaging as of June 30, 1999, and the Unaudited Pro Forma Combined Statements of Income for the six months ended June 30, 1999 and the year ended December 31, 1998, reflect the effects of:



     - the debt realignment; and


     - the spin-off of Packaging and related transactions.


     The Unaudited Pro Forma Combined Balance Sheet has been prepared as if these transactions occurred on June 30, 1999; the Unaudited Pro Forma Combined Statements of Income have been prepared as if these transactions occurred as of January 1, 1998. The Unaudited Pro Forma Combined Financial Statements are not necessarily indicative of the results that would have actually occurred if these transactions had been consummated as of June 30, 1999 or January 1, 1998, or results which may be attained in the future.


     The Unaudited Pro Forma Combined Financial Statements were derived from the historical Combined Financial Statements of The Businesses of Tenneco Packaging included elsewhere in this document. Net assets included in these historical financial statements that are not already owned directly or indirectly by us will be transferred to us before the spin-off as part of the corporate restructuring transactions. The accounting for the transfer of assets and liabilities pursuant to the corporate restructuring transactions represents a reorganization of companies under common control and, accordingly, all assets and liabilities are reflected at their historical cost in our historical combined financial statements.


     The pro forma adjustments, as described in the Notes to the Unaudited Pro Forma Combined Financial Statements, are based upon available information and upon certain assumptions that management believes are reasonable. Our pro forma debt and interest expense balances do not give effect to the application of any proceeds from the planned sale of our remaining interest in our containerboard joint venture. We expect the sale to be completed before the spin-off, with the net proceeds used to retire the Tenneco debt that would otherwise be allocated to us in the debt realignment. If the sale occurs after the spin-off, the net proceeds will be used to retire our debt. You should also read the Combined Financial Statements of The Businesses of Tenneco Packaging, and related notes, included elsewhere in this document.

                                   PACKAGING
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                 JUNE 30, 1999
                                 (IN MILLIONS)

                                                                       PRO FORMA ADJUSTMENTS
                                                                   -----------------------------
                                                                                      SPIN-OFF        PACKAGING
                                                   PACKAGING          DEBT          AND RELATED       PRO FORMA
                                                   HISTORICAL      REALIGNMENT      TRANSACTIONS      COMBINED
                     ASSETS                        ----------      -----------      ------------      ---------
Current assets:
  Cash and temporary cash
     investments.................................    $   18          $   --           $    --          $   18
  Receivables....................................       375              --               119(b)          494
  Inventories....................................       447              --                --             447
  Prepayments and other..........................        72              --                --              72
                                                     ------          ------           -------          ------
       Total current assets......................       912              --               119           1,031
Plant, property, and equipment, net..............     1,495              --                --           1,495
Goodwill and intangibles, net....................     1,028              --                --           1,028
Other assets and deferred charges................       918              59(a)             85(c)        1,062
Net assets of discontinued
  operations.....................................       133              --                --             133
                                                     ------          ------           -------          ------
       Total assets..............................    $4,486          $   59           $   204          $4,749
                                                     ======          ======           =======          ======
             LIABILITIES AND EQUITY
Current liabilities:
  Short-term debt................................    $  367          $  829(a)        $    --          $1,196(e)
  Trade payables.................................       357              --                --             357
  Other current liabilities......................       336              --                --             336
                                                     ------          ------           -------          ------
       Total current liabilities.................     1,060             829                --           1,889
Long-term debt...................................     1,494            (494)(a)            --           1,000(e)
Deferred income taxes............................       380             (52)(a)            34(c)          362
Other liabilities and deferred credits...........       198              --                --             198
Minority interest................................        14              --                --              14
Equity:
  Combined equity................................     1,340            (224)(a)           119(b)           --
                                                                                           51(c)
                                                                                       (1,286)(d)
  Common stock...................................        --              --                 2(d)            2
  Paid-in capital................................        --              --             1,284(d)        1,284
  Retained earnings..............................        --              --                --(d)           --
                                                     ------          ------           -------          ------
       Total liabilities and equity..............    $4,486          $   59           $   204          $4,749
                                                     ======          ======           =======          ======

See the accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

                                   PACKAGING
                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME


                         SIX MONTHS ENDED JUNE 30, 1999

                 (MILLIONS EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                               PRO FORMA ADJUSTMENTS
                                                             --------------------------
                                                                             SPIN-OFF      PACKAGING
                                               PACKAGING        DEBT       AND RELATED     PRO FORMA
                                               HISTORICAL    REALIGNMENT   TRANSACTIONS     COMBINED
                                               ----------    -----------   ------------    ---------
REVENUES
  Net sales and operating revenues..........  $      1,404       $--           $--        $      1,404
  Other income, net.........................           (18)       --            --                 (18)
                                              ------------       ---           ---        ------------
                                                     1,386        --            --               1,386
                                              ------------       ---           ---        ------------
COSTS AND EXPENSES
  Cost of sales (exclusive of depreciation
     shown below)...........................           924        --            --                 924
  Engineering, research, and development....            18        --            --                  18
  Selling, general, and administrative......           206        --            (3)(c)             203
  Depreciation and amortization.............            94        --            --                  94
                                              ------------       ---           ---        ------------
                                                     1,242        --            (3)              1,239
                                              ------------       ---           ---        ------------
INCOME BEFORE INTEREST EXPENSE, INCOME
  TAXES, AND MINORITY INTEREST..............           144        --             3                 147
Interest expense............................            68        12(f)         --                  80(e)(f)
Income tax expense..........................            24        (5)(g)         1(g)               20
Minority interest...........................            --        --            --                  --
                                              ------------       ---           ---        ------------
INCOME FROM CONTINUING OPERATIONS...........  $         52       $(7)          $ 2        $         47(e)
                                              ============       ===           ===        ============
EARNINGS PER SHARE
  Average shares of common stock --
       Basic................................   166,937,362                                 166,937,362
       Diluted..............................   167,319,412                                 167,319,412
  Income from continuing operations
       Basic................................  $        .31                                $        .28
       Diluted..............................  $        .31                                $        .28


See the accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

                                   PACKAGING
                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1998
                 (MILLIONS EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                            PRO FORMA ADJUSTMENTS
                                                         ---------------------------
                                                                          SPIN-OFF       PACKAGING
                                          PACKAGING         DEBT        AND RELATED      PRO FORMA
                                          HISTORICAL     REALIGNMENT    TRANSACTIONS      COMBINED
                                          ----------     -----------    ------------     ---------
REVENUES
  Net sales and operating revenues.....  $      2,791       $ --            $ --        $      2,791
  Other income, net....................            (3)        --              --                  (3)
                                         ------------       ----            ----        ------------
                                                2,788         --              --               2,788
                                         ------------       ----            ----        ------------
COSTS AND EXPENSES
  Cost of sales (exclusive of
     depreciation shown below).........         1,870         --              --               1,870
  Engineering, research, and
     development.......................            33         --              --                  33
  Selling, general, and
     administrative....................           427         --              (5)(c)             422
  Depreciation and amortization........           175         --              --                 175
                                         ------------       ----            ----        ------------
                                                2,505         --              (5)              2,500
                                         ------------       ----            ----        ------------
INCOME BEFORE INTEREST EXPENSE, INCOME
  TAXES, AND MINORITY INTEREST.........           283         --               5                 288
Interest expense.......................           133         27(f)           --                 160(e)(f)
Income tax expense.....................            67        (11)(g)           2(g)               58
Minority interest......................             1         --              --                   1
                                         ------------       ----            ----        ------------
INCOME FROM CONTINUING OPERATIONS......  $         82       $(16)           $  3        $         69(e)
                                         ============       ====            ====        ============
EARNINGS PER SHARE
  Average shares of common stock --
       Basic...........................   168,505,573                                    168,505,573
       Diluted.........................   168,834,531                                    168,834,531
  Income from continuing operations --
       Basic...........................  $        .49                                   $        .41
       Diluted.........................  $        .49                                   $        .41


See the accompanying Notes to Unaudited Pro Forma Combined Financial Statements.

                                   PACKAGING
                          NOTES TO UNAUDITED PRO FORMA
                         COMBINED FINANCIAL STATEMENTS


(a) To reflect debt allocated to Packaging in the debt realignment. The adjustment to equity reflects the net impact of the debt realignment, the recording of debt issue costs and deferred income taxes related to the exchange offers and other transaction costs. Pro forma long-term debt
    includes $980 million of new securities ($       million aggregate principal
    amount) assumed to be exchanged in the exchange offers, and $20 million of long-term debt of Packaging subsidiaries. Pro forma short-term debt includes $1,187 million borrowed under Packaging's new credit facilities to be entered into as part of this debt realignment and $9 million of short-term debt of Packaging subsidiaries. At this time, Packaging and Tenneco cannot determine the ultimate amount of the original securities which will be exchanged into new securities, and this amount could vary significantly. These pro forma adjustments assume that 100% of the original securities subject to the exchange offers will be exchanged for new securities and the new securities will be recorded at the net carrying amount of the original securities. The results of the exchange offers could vary based on a number of factors, including the level of acceptance of the exchange offers, the interest rate of the exchanged securities and whether the exchanges will be considered extinguishments for accounting purposes. Based on current interest rate markets, Packaging expects that the exchange offers will not be extinguishments for accounting purposes. Therefore, Packaging does not expect to recognize an extraordinary loss attributable to the debt exchange. Other costs, including transaction costs related to the spin-off and contractual employment obligations, are expected to be incurred by Packaging in connection with the corporate restructuring transactions and the spin-off which Packaging estimates will be approximately $70 million after-tax. The effects on Packaging's debt of these costs has been reflected in this pro forma adjustment. However, these charges have not been included in the unaudited pro forma combined statement of income.



(b) To reflect the purchase of Packaging accounts receivable at fair value which had previously been sold to a third party.



(c) To reflect the transfer to Packaging of prepaid pension costs attributable to Automotive employees and the corresponding reduction in net periodic pension costs and the increase in prepaid pension cost attributable to the curtailment of the pension benefits related to Automotive employees. Automotive employees will no longer participate in the Tenneco Retirement Plan following the spin-off and Packaging will become the sponsor of this plan. These prepaid pension costs will be transferred to Packaging in connection with the corporate restructuring transactions. Packaging estimates that a curtailment gain of approximately $30 million will be recognized relating to the freezing of Automotive employees' pension benefits in connection with the spin-off. This gain has not been included in the unaudited pro forma combined statements of income.



(d) To reflect the spin-off of Packaging common stock to holders of Tenneco common stock at an exchange ratio of one share of Packaging common stock for each share of Tenneco common stock.



(e) The Packaging pro forma debt balances do not give effect to the application of any proceeds from the planned sale of Packaging's remaining interest in Packaging's containerboard joint venture. Packaging expects the sale to be completed before the spin-off, with the proceeds used to repay the Tenneco debt that would otherwise be allocated to Packaging in the debt realignment. If the sale occurs after the spin-off, the net proceeds will be used to
    retire Packaging debt. Estimated proceeds ranging from $            to
    $            are anticipated to be received from the sale of Packaging's remaining interest in its containerboard joint venture. For each $50 million of after-tax proceeds received from the sale, pro forma interest expense would be reduced by approximately $3 million on an annual basis and pro forma income from continuing operations would be increased by approximately $2 million on an annual basis, or $0.01 per diluted common share.

                                   PACKAGING
                          NOTES TO UNAUDITED PRO FORMA
                  COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


(f) To reflect the adjustment to interest expense from the allocation of Tenneco debt to Packaging in the debt realignment as follows:



                                               SIX MONTHS ENDED    YEAR ENDED
                                                   JUNE 30,       DECEMBER 31,
                                                     1999             1998
                                               ----------------   ------------
                                                        (IN MILLIONS)
Interest expense on historical debt(1).......        $(68)           $(133)
Interest expense on the new securities(2)....          39               78
Interest expense on Packaging's new credit
  facilities(3)..............................          37               75
Amortization of debt financing costs(4)......           4                7
                                                     ----            -----
Adjustment to interest expense...............        $ 12            $  27
                                                     ====            =====


         ------------------------


         (1) Weighted average outstanding debt and average annual effective interest rates were $1,836 million and 7.3% for the six months ended June 30, 1999, and $1,900 million and 7.0% for the year ended December 31, 1998.



         (2) Weighted average outstanding debt and average annual effective interest rate for the new securities were assumed to be approximately $980 million and 7 3/4% for the six months ended June 30, 1999 and the year ended December 31, 1998.



         (3) Weighted average outstanding debt and average annual effective rate for Packaging's new credit facilities were assumed to be $1,187 million and 6 1/4% for the six months ended June 30, 1999 and the year ended December 31, 1998.



         (4) Represents the amortization of deferred debt financing costs.



    A 1/8% change in the assumed interest rates would change annual pro forma interest expense by approximately $3 million, before the effect of income taxes.



(g) To reflect the income tax expense effects of pro forma adjustments at an assumed statutory tax rate of 40%.

                       SUPPLEMENTAL FINANCIAL INFORMATION


     RESULTS OF OPERATIONS


     Packaging's historical and pro forma earnings before interest expense, income taxes, and minority interest ("EBIT") are shown in the following table:



                                                                 YEAR ENDED       SIX MONTHS ENDED
                                                              DECEMBER 31, 1998    JUNE 30, 1999
                                                              -----------------   ----------------
                                                                           (MILLIONS)
Historical EBIT.............................................        $283                $144
Pro forma EBIT..............................................        $288                $147



     These historical and pro forma results include certain items that Packaging believes require additional explanation. These items include costs which Tenneco incurred at the corporate level but did not fully allocate to its operating divisions, such as administrative services, corporate overhead, and costs related to Tenneco's operation as a public company. Because these functions will become part of Packaging following the spin-off, these costs have been included in Packaging's historical and pro forma EBIT. These items also included a restructuring charge recorded in the fourth quarter of 1998. The following information discusses these items in detail and their financial impact on Packaging's EBIT.



                                                                 YEAR ENDED       SIX MONTHS ENDED
                                                              DECEMBER 31, 1998    JUNE 30, 1999
                                                              -----------------   ----------------
                                                                           (MILLIONS)
     - Restructuring charge -- Packaging recorded a
       restructuring charge in the fourth quarter of 1998
       designed to reduce administrative and operational
       costs. Refer to Note 4, "Restructuring and Other
       Charges," on page F-14 of The Combined Financial
       Statements of the Businesses of Tenneco Packaging for
       further information..................................         $32                $29
     - Restructuring savings -- The portion of the
       restructuring plan designed to reduce operational
       costs is expected to result in lower costs of sales.
       See "Restructuring and Other Charges" in Packaging's
       Management's Discussion and Analysis for a discussion
       of expected savings from restructuring...............         $13                $ 6
     - Corporate overhead reductions -- Packaging's smaller,
       less complex corporate structure is expected to
       result in corporate overhead costs that are lower by
       approximately $12 million than Tenneco incurred
       historically. Also, Packaging's EBIT includes costs
       associated with Tenneco's administrative services
       operations. Although the administrative services
       operations provide a number of services to Tenneco's
       operating units, some of these corporate level costs
       were not previously allocated to Tenneco's operating
       segments. Had all the administrative services
       operations costs been allocated based on a usage
       charge, Packaging estimates that approximately $28
       million would have been billed to Automotive. See
       page F-11, "General and Administrative Expenses" in
       Note 3 to the Combined Financial Statements of the
       Businesses of Tenneco Packaging......................         $40                $20

                        COMBINED SELECTED FINANCIAL DATA


     The following combined selected financial data as of December 31, 1998 and 1997, and for the years ended December 31, 1998, 1997, and 1996, were derived from the audited Combined Financial Statements of The Businesses of Tenneco Packaging. The following combined selected financial data as of December 31, 1996, 1995, and 1994, and for the years ended December 31, 1995 and 1994, are unaudited and were derived from Tenneco's accounting records. The following combined selected financial data as of and for each of the six months ended June 30, 1999 and 1998 were derived from the unaudited Combined Financial Statements of The Businesses of Tenneco Packaging.



     In the opinion of Packaging's management, the combined selected financial data of Packaging as of December 31, 1996, 1995, and 1994, and for the years ended December 31, 1995 and 1994, and as of and for the six months ended June 30, 1999 and 1998, include all adjusting entries, consisting only of normal recurring adjustments, necessary to present fairly the information set forth. You should not regard the results of operations for the six months ended June 30, 1999 as indicative of the results that may be expected for the full year.



     There is other information Packaging believes is relevant to understanding its results of operations following the spin-off. These items relate to corporate overhead incurred by Tenneco and its administrative services operations that Packaging expects will differ following the spin-off. For further information you should see "Supplemental Financial Information" included elsewhere in this document. You should read all of this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements of the Businesses of Tenneco Packaging, and related notes, included elsewhere in this document.



                                                      Years Ended December 31,
                              ------------------------------------------------------------------------
                                1998(a)        1997(a)        1996(a)          1995           1994
                                -------        -------        -------          ----           ----
                                           (Dollars in millions except per share amounts)
STATEMENTS OF INCOME
  DATA(b):
  Net sales and operating
    revenues --
      Specialty.............  $      2,785   $      2,553   $      1,987   $        845   $        636
      Other.................             6             10             --             --             --
                              ------------   ------------   ------------   ------------   ------------
        Total...............  $      2,791   $      2,563   $      1,987   $        845   $        636
                              ============   ============   ============   ============   ============
  Income from continuing
    operations before
    interest expense, income
    taxes, and minority
    interest --
      Specialty.............  $        328   $        308   $        249   $         39   $         68
      Other(c)..............           (45)            (2)           (15)            (6)            17
                              ------------   ------------   ------------   ------------   ------------
        Total...............           283            306            234             33             85
  Interest expense(d).......           133            124            102             91             48
  Income tax expense
    (benefit)...............            67             75             67             (3)            19
  Minority interest.........             1              1             --             --             --
                              ------------   ------------   ------------   ------------   ------------
  Income (loss) from
    continuing operations...            82            106             65            (55)            18
  Income (loss) from
    discontinued operations,
    net of income tax(e)....            57             21             71            224             75
  Extraordinary loss, net of
    income tax(f)...........            --             --             (2)            --             --
  Cumulative effect of
    changes in accounting
    principles, net of
    income tax(g)...........            --            (38)            --             --             --
                              ------------   ------------   ------------   ------------   ------------
  Net income (loss).........  $        139   $         89   $        134   $        169   $         93
                              ============   ============   ============   ============   ============
                                                                              (continued on next page)

                                      Six Months
                                         Ended
                                       June 30,
                              ---------------------------
                                1999(a)        1998(a)
                                -------        -------
                              (Dollars in millions except per share amounts)
STATEMENTS OF INCOME
  DATA(b):
  Net sales and operating
    revenues --
      Specialty.............  $      1,404   $      1,361
      Other.................            --             10
                              ------------   ------------
        Total...............  $      1,404   $      1,371
                              ============   ============
  Income from continuing
    operations before
    interest expense, income
    taxes, and minority
    interest --
      Specialty.............  $        190   $        175
      Other(c)..............           (46)            (2)
                              ------------   ------------
        Total...............           144            173
  Interest expense(d).......            68             67
  Income tax expense
    (benefit)...............            24             37
  Minority interest.........            --             --
                              ------------   ------------
  Income (loss) from
    continuing operations...            52             69
  Income (loss) from
    discontinued operations,
    net of income tax(e)....          (163)            37
  Extraordinary loss, net of
    income tax(f)...........            (7)            --
  Cumulative effect of
    changes in accounting
    principles, net of
    income tax(g)...........           (32)            --
                              ------------   ------------
  Net income (loss).........  $       (150)  $        106
                              ============   ============



                                                      Years Ended December 31,
                              ------------------------------------------------------------------------
                                1998(a)        1997(a)        1996(a)          1995           1994
                                -------        -------        -------          ----           ----
                                           (Dollars in millions except per share amounts)
Average number of shares of
  common stock
  outstanding(h) --
  Basic.....................   168,505,573    170,264,731    169,609,373    172,764,198    162,307,189
  Diluted...................   168,834,531    170,801,636    170,526,112    173,511,654    162,912,425
Earnings (loss) per average
  share of common
  stock(h) --
  Basic:
    Continuing operations...  $        .49   $        .63   $        .38   $       (.32)  $        .11
    Discontinued
      operations(e).........           .34            .12            .42           1.30            .46
    Extraordinary loss(f)...            --             --           (.01)            --             --
    Cumulative effect of
      changes in accounting
      principles(g).........            --           (.23)            --             --             --
                              ------------   ------------   ------------   ------------   ------------
                              $        .83   $        .52   $        .79   $        .98   $        .57
                              ============   ============   ============   ============   ============
  Diluted:
    Continuing operations...  $        .49   $        .63   $        .38   $       (.32)  $        .11
    Discontinued
      operations(e).........           .34            .12            .42           1.29            .46
    Extraordinary loss(f)...            --             --           (.01)            --             --
    Cumulative effect of
      changes in accounting
      principles(g).........            --           (.23)            --             --             --
                              ------------   ------------   ------------   ------------   ------------
                              $        .83   $        .52   $        .79   $        .97   $        .57
                              ============   ============   ============   ============   ============
BALANCE SHEET DATA(b):
  Net assets of discontinued
    operations(e)...........  $        366   $        423   $        459   $        393   $        236
  Total assets..............         4,798          4,618          4,028          3,358          1,630
  Short-term debt(d)........           595            158            123            205             49
  Long-term debt(d).........         1,312          1,492          1,073            880            478
  Debt allocated to
    discontinued
    operations(d)...........           548            473            394            369            285
  Minority interest.........            14             15             --             --             --
  Combined equity...........         1,776          1,839          1,843          1,531            703
STATEMENT OF CASH FLOWS
  DATA(b):
  Net cash provided (used)
    by operating
    activities..............  $        577   $        405   $        263   $        479   $        283
  Net cash provided (used)
    by investing
    activities..............          (514)          (654)          (669)        (1,791)          (146)
  Net cash provided (used)
    by financing
    activities..............           (67)           239            399          1,327           (142)
  Capital expenditures for
    continuing operations...          (194)          (229)          (216)          (265)          (134)
OTHER DATA:
  EBITDA(i).................  $        458   $        469   $        365   $         78   $        121
  Ratio of earnings to fixed
    charges(j)..............          1.99           2.31           2.15             NM           1.72

                                      Six Months
                                         Ended
                                       June 30,
                              ---------------------------
                                1999(a)        1998(a)
                                -------        -------
                              (Dollars in millions except per share amounts)
Average number of shares of
  common stock
  outstanding(h) --
  Basic.....................   166,937,362    169,341,555
  Diluted...................   167,319,412    169,936,676
Earnings (loss) per average
  share of common
  stock(h) --
  Basic:
    Continuing operations...  $        .31   $        .41
    Discontinued
      operations(e).........          (.98)           .22
    Extraordinary loss(f)...          (.04)            --
    Cumulative effect of
      changes in accounting
      principles(g).........          (.19)            --
                              ------------   ------------
                              $       (.90)  $        .63
                              ============   ============
  Diluted:
    Continuing operations...  $        .31   $        .41
    Discontinued
      operations(e).........          (.98)           .22
    Extraordinary loss(f)...          (.04)            --
    Cumulative effect of
      changes in accounting
      principles(g).........          (.19)            --
                              ------------   ------------
                              $       (.90)  $        .63
                              ============   ============
BALANCE SHEET DATA(b):
  Net assets of discontinued
    operations(e)...........  $        133   $        382
  Total assets..............         4,486          4,788
  Short-term debt(d)........           367            335
  Long-term debt(d).........         1,494          1,488
  Debt allocated to
    discontinued
    operations(d)...........            --            479
  Minority interest.........            14             15
  Combined equity...........         1,340          1,829
STATEMENT OF CASH FLOWS
  DATA(b):
  Net cash provided (used)
    by operating
    activities..............  $        (45)  $        288
  Net cash provided (used)
    by investing
    activities..............          (866)          (221)
  Net cash provided (used)
    by financing
    activities..............           920            (66)
  Capital expenditures for
    continuing operations...           (75)          (101)
OTHER DATA:
  EBITDA(i).................  $        238   $        261
  Ratio of earnings to fixed
    charges(j)..............          2.00           2.45


-------------------------

(a) For a discussion of the significant items affecting comparability of the financial information for the years ended December 31, 1998, 1997, and 1996, and for the six months ended June 30, 1999 and 1998, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this document.


(b) During the periods presented, Packaging completed numerous acquisitions, the most significant of which were the acquisitions of Mobil Plastics for $1.3 billion in late 1995, Amoco Foam Products for $310 million in August 1996, and the protective and flexible packaging business of N.V. Koninklijke KNP BT for $380 million in April 1997. See Note 6 to the Combined Financial Statements of The Businesses of Tenneco Packaging. See also, "Business -- Growth Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(c) Income from continuing operations before interest expenses, income taxes and minority interest for "Other" includes costs which were incurred by Tenneco's corporate and administrative services operations which were not allocated to Tenneco's operating segments. Because those functions will be a part of Packaging upon the spin-off, they are included in Packaging's historical

                                                        (continued on next page)
    combined financial statements. Packaging expects its costs will differ following the spin-off. See "Supplemental Financial Information" included elsewhere in this document for further information.


(d) Tenneco's historical practice has been to incur indebtedness for its consolidated group at the parent company level or at a limited number of subsidiaries, rather than at the operating company level, and to centrally manage various cash functions. Accordingly, historical amounts include debt and related interest expense allocated to Packaging from Tenneco based on the portion of Tenneco's investment in Packaging which Tenneco deemed to be debt. This allocation is generally based upon the ratio of Packaging's net assets to Tenneco's consolidated net assets plus debt. An allocation of debt and its related interest expense has also been made to Packaging's discontinued operations based on the ratio of the discontinued operations' net assets to Packaging's combined net assets plus debt. Management believes that the historical allocation of corporate debt and interest expense is reasonable. This historical allocation is not, however, indicative of the total amount of debt that Packaging will have upon completion of the debt realignment or of the debt and interest that may be incurred by Packaging as a separate public entity. See the Combined Financial Statements of The Businesses of Tenneco Packaging included elsewhere in this document.


(e) Discontinued operations for the periods presented consist of Packaging's paperboard packaging segment, which was discontinued in June 1999 following the decision to sell Packaging's remaining interest in Packaging's containerboard joint venture. Loss from discontinued operations for the six months ended June 30, 1999 included an after-tax loss of $178 million, or $1.07 per diluted common share, resulting from the contribution of Packaging's containerboard assets to the joint venture. See Note 7 to the Combined Financial Statements of the Businesses of Tenneco Packaging included elsewhere in this document.


(f) Represents Packaging's costs related to prepayment of debt. See Note 7 to the Combined Financial Statements of The Businesses of Tenneco Packaging included elsewhere in this document.

(g) In 1999, Packaging implemented the American Institute of Certified Public Accountants Statement of Position No. 98-5, "Reporting on the Costs of Start-Up Activities." In 1997, Packaging implemented the Financial Accounting Standards Board's Emerging Issues Task Force Issue No. 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation." See Note 3 to the Combined Financial Statements of The Businesses of Tenneco Packaging included elsewhere in this document for additional information regarding changes in accounting principles.

(h) In the spin-off, Tenneco stockholders will receive one share of Packaging common stock for each share of Tenneco common stock outstanding. Accordingly, basic and diluted earnings per share for Packaging were calculated using Tenneco's historical weighted average shares outstanding and weighted average shares outstanding adjusted to include estimates of additional shares that would be issued if potentially dilutive common shares had been issued, respectively.


(i) EBITDA represents income from continuing operations before interest expense, income taxes, minority interest and depreciation and amortization. EBITDA is not a calculation based upon generally accepted accounting principles. The amounts included in the EBITDA calculation, however, are derived from amounts included in the Combined Statements of Income of The Businesses of Tenneco Packaging included elsewhere in this document. EBITDA should not be considered as an alternative to net income or operating income as an indicator of the operating performance of Packaging, or as an alternative to operating cash flows as a measure of liquidity. Packaging has reported EBITDA because it believes EBITDA is a measure commonly reported and widely used by investors and other interested parties as an indicator of a company's ability to incur and service debt. Packaging believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or nonoperating factors. However, the EBITDA measure presented in this document may not always be comparable to similarly titled measures reported by other companies due to differences in the components of the calculation.



(j) For purposes of computing this ratio, earnings generally consist of income from continuing operations before income taxes and fixed charges, excluding capitalized interest. Fixed charges consist of interest expense, the portion of rental expense considered representative of the interest factor and capitalized interest. The historical ratios are based upon the amount of interest expense on corporate debt allocated to Packaging by Tenneco as discussed in (d) above. For the year ended December 31, 1995, earnings were inadequate to cover fixed charges by $59 million.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS


     The following review of Packaging's financial condition and results of operations should be read in conjunction with the Combined Financial Statements of The Businesses of Tenneco Packaging, and the related notes, presented on pages F-1 through F-31. Packaging includes the assets, liabilities and operations of Tenneco's specialty packaging and paperboard packaging businesses as well as Tenneco's corporate and administrative service operations.


STRATEGIC ALTERNATIVES ANALYSIS

     In July 1998, Tenneco's Board of Directors authorized management to develop a broad range of strategic alternatives which could result in the separation of the automotive, paperboard packaging, and specialty packaging businesses. As part of that strategic alternatives analysis, Tenneco has taken the following actions:


     - In January 1999, Packaging reached an agreement to contribute the containerboard assets of its paperboard packaging segment to a new joint venture with an affiliate of Madison Dearborn Partners, Inc. The contribution to the joint venture was completed in April 1999. Packaging received consideration of cash and debt assumption totaling approximately $2 billion and a 45 percent common equity interest in the joint venture valued at approximately $200 million. Packaging now owns a 43 percent common equity interest due to subsequent management equity issuances.


     - In April 1999, Packaging reached an agreement to sell the paperboard packaging segment's other assets, its folding carton operation, to Caraustar Industries. This transaction closed in June 1999.

     - Also in April 1999, Tenneco announced that its Board of Directors had approved the separation of its automotive and packaging businesses into two separate, independent companies.

     - In June 1999, Tenneco's Board of Directors approved a plan to sell Packaging's remaining interest in its containerboard joint venture. Packaging expects the sale to be completed before the spin-off discussed below.


     The containerboard assets contributed to the new joint venture represented substantially all of the assets of Packaging's paperboard packaging segment and included four mills, 67 corrugated products plants, and an ownership or leasehold interest in approximately 950,000 acres of timberland. Before to the transaction, Packaging borrowed approximately $1.8 billion and used approximately $1.2 billion of those borrowings to acquire assets used by the containerboard business under operating leases and timber cutting rights and to purchase containerboard business accounts receivable that had previously been sold to a third party. The remainder of the borrowings was remitted to Tenneco and used to repay a portion of short-term debt. Packaging then contributed the containerboard business assets, subject to the new indebtedness and the containerboard business liabilities, to the joint venture in exchange for $247 million in cash and the 45 percent interest in the joint venture. As a result of the sale transaction, Packaging recognized a pre-tax loss of $293 million ($178 million after-tax, or $1.07 per diluted common share). This loss was included in discontinued operations in the first quarter of 1999.


     As a result of the decision to sell Packaging's remaining interest in the containerboard joint venture, Packaging's paperboard packaging segment is presented as a discontinued operation in the Combined Financial Statements of The Businesses of Tenneco Packaging contained elsewhere in this document. Refer to Note 7 for further information.


     The separation of Tenneco's automotive and packaging businesses will be accomplished by the spin-off of the common stock of Packaging to Tenneco shareowners. At the time of the spin-off, Packaging will include Tenneco's specialty packaging business ("Speciality"), Tenneco's administrative services operations, and the remaining interest in the containerboard joint venture if the sale has not been completed. Tenneco and Packaging are, however, currently analyzing the alternatives with respect to the administrative services operations.

     Before the spin-off, Tenneco will realign substantially all of its existing debt through some combination of tender offers, exchange offers, prepayments and other refinancings. See "The Spin-off -- Debt Realignment." Tenneco currently expects that, subject to discussions with debt rating agencies, Packaging's debt will be rated investment grade and Automotive's debt will be rated non-investment grade.



     The spin-off is subject to various conditions, as described under "The Spin-off -- Conditions to the Spin-off."


RESTRUCTURING AND OTHER CHARGES

     In the fourth quarter of 1998, Tenneco's Board of Directors approved an extensive restructuring plan designed to reduce administrative and operational overhead costs in every part of Tenneco's business. As a result, Packaging recorded a pre-tax charge to income from continuing operations of $32 million ($20 million after-tax or $.12 per diluted common share). Of the pre-tax charge, $10 million relates to operational restructuring plans and $22 million relates to a staff and cost reduction plan.

     The operational restructuring plans provide for Packaging to eliminate production lines at two plants, exit four joint ventures, and eliminate 104 positions. The staff and cost reduction plan for Packaging involves the elimination of 184 administrative positions in Packaging's business operations and in Packaging's corporate operations including Tenneco's corporate operations that will become a part of Packaging in connection with the spin-off.


     The fixed assets for the production lines to be eliminated, as well as the joint venture investments, were written down to their fair value, less costs to sell, in the fourth quarter of 1998. Fair value for the production lines was estimated at scrap value less removal costs. Fair value for the joint ventures was determined to be zero as Packaging is relinquishing its interests in the ventures. No significant net cash proceeds are expected to be received from the ultimate disposal of these assets, which should be complete by the fourth quarter of 1999. The effect of suspending depreciation for the production lines is approximately $1 million on an annual basis.



     As of December 31, 1998 and June 30, 1999, approximately 158 and 233 employees, respectively, had been terminated. This restructuring is being executed according to Packaging's initial plan and Packaging expects to complete all restructuring actions by the fourth quarter of 1999.



     In the first quarter of 1999, in connection with Packaging's contribution of its containerboard assets to a new joint venture, Tenneco adopted a plan to realign its headquarters functions that will become a part of Packaging in connection with the spin-off. This plan involves the severance of approximately 40 employees, and the closing of the Greenwich, Connecticut headquarters facility. Tenneco reached an agreement to sell its headquarters facility in Greenwich, and recorded an impairment charge in the first quarter of 1999, based on the selling price less costs to sell. The carrying value of the facility before the impairment was $43 million. Annual depreciation will be reduced by $3 million as a result of the sale. The charge for this plan was recorded in Packaging's corporate operations in the amount of $29 million pre-tax, $17 million after-tax, or $.10 per diluted common share. Packaging collected approximately $30 million in the second quarter of 1999 related to the sale of these assets.


     Amounts related to the restructuring plans described above are shown in the following table:


                                                                                        SIX MONTHS ENDED
                                                                                          JUNE 30, 1999
                                                                               -----------------------------------
                              1998                   CHARGED     BALANCE AT                               CHARGED    BALANCE AT
                          RESTRUCTURING     CASH     TO ASSET   DECEMBER 31,   RESTRUCTURING     CASH     TO ASSET    JUNE 30,
                             CHARGE       PAYMENTS   ACCOUNTS       1998          CHARGE       PAYMENTS   ACCOUNTS      1999
                          -------------   --------   --------   ------------   -------------   --------   --------   ----------
                                                                       (MILLIONS)
Severance...............       $20           $5        $--          $15             $16           $12       $--         $19
Asset impairments.......        12           --         12           --              13           --         13          --
                               ---           --        ---          ---             ---           --        ---         ---
                               $32           $5        $12          $15             $29           $12       $13         $19
                               ===           ==        ===          ===             ===           ==        ===         ===

     Packaging expects to realize annual savings of $13 million related to the operational restructuring plans and $40 million related to the fourth quarter 1998 staff and cost reduction plan. In addition, Packaging expects to realize annual savings of $11 million related to its plan to realign its headquarters functions. These annual savings will be fully realized upon completion of the restructuring actions in the fourth quarter of 1999.



SIX MONTHS ENDED JUNE 30, 1999 AND 1998


  RESULTS OF CONTINUING OPERATIONS

     Net Sales and Operating Revenues


                                                          SIX MONTHS ENDED JUNE 30,
                                                        ------------------------------
                                                         1999        1998     % CHANGE
                                                         ----        ----     --------
                                                            (MILLIONS)
Specialty...........................................    $1,404      $1,361          3%
Intergroup sales and other..........................        --          10          NM
                                                        ------      ------
                                                        $1,404      $1,371          2%
                                                        ======      ======



     Packaging's revenue in its specialty segment increased by 3 percent over the first half of 1998. The second half 1998 acquisitions of Sentinel and Champion International's Belvidere, Illinois dual-ovenable paperboard tray manufacturing facility generated $21 million of the revenue increase. Lower prices due to lower raw material costs were offset by overall unit volume growth of 8 percent. The largest increases were in North American protective packaging, Hefty OneZip(R) bags, foodservice containers, disposable tableware and industrial products.



     Income Before Interest Expense, Income Taxes and Minority Interest ("Operating Income")



                                                          SIX MONTHS ENDED JUNE 30,
                                                         ----------------------------
                                                         1999       1998     % CHANGE
                                                         ----       ----     --------
                                                            (MILLIONS)
Specialty............................................    $ 190      $ 175        9%
Other................................................      (46)        (2)       NM
                                                         -----      -----
                                                         $ 144      $ 173      (17%)
                                                         =====      =====



     Packaging's operating income in its specialty segment increased by $15 million over the comparable period of 1998. The second half 1998 acquisitions of Sentinel and Champion International's Belvidere, Illinois dual-ovenable paperboard tray manufacturing facility produced $4 million of operating income during the first half of 1999. First half operating income also reflected $5 million of non-recurring Year 2000 and systems implementation costs, and $3 million of overhead costs related to the separation of the paperboard segment. Adjusting for these two items, Specialty Packaging's operating income improved by 13 percent. This improvement was driven by lower manufacturing costs and strong unit volumes, partially offset by lags in passing through rising raw material costs.



     Packaging's "Other" operating loss for both periods reflects unallocated corporate overhead and costs at Packaging's data center and administrative services operations. In addition, the first half of 1999 includes a $29 million charge recorded in the first quarter to realign Tenneco's headquarters functions as discussed above in the " Restructuring and Other Charges" section.

     Operating Income as a Percentage of Revenue



     Operating income as a percentage of revenue for the first six months of 1999 and 1998 were as follows:



                                                         SIX MONTHS ENDED JUNE 30,
                                                         -------------------------
                                                         1999    1998    % CHANGE
                                                         -----   -----   ---------
Specialty..............................................  13.5%   12.9%        5%
Total..................................................  10.3%   12.6%      (18%)



     Specialty's operating income as a percentage of revenue increased as the operating income of the segment grew at three times the rate of revenue growth. On a consolidated basis, total operating income as a percentage of revenue declined as the operating income decreased 17 percent while revenue grew 2 percent.



     Excluding the first quarter 1999 restructuring charge, operating income as a percentage of revenue was as follows:



                                                         SIX MONTHS ENDED JUNE 30,
                                                         -------------------------
                                                         1999    1998    % CHANGE
                                                         -----   -----   ---------
Specialty..............................................  13.5%   12.9%        5%
Total..................................................  12.3%   12.6%       (2%)


     Interest Expense (net of interest capitalized)


     Interest expense for the first half of 1999 was even with the first half of 1998. Tenneco's historical practice has been to incur indebtedness for its consolidated group at the parent company level or at a limited number of subsidiaries. Accordingly, interest expense in each period includes an allocation of interest on Tenneco corporate debt. This allocation was based, in general, on the ratio of Packaging's net assets to Tenneco's consolidated net assets plus debt. See Note 5 to the Combined Financial Statements of The Businesses of Tenneco Packaging for a further discussion of the allocation of Tenneco consolidated debt and interest expense to Packaging.


     Income Taxes


     Packaging's effective tax rate for the first half of 1999 was 31 percent, compared to 35 percent in last year's period.


  DISCONTINUED OPERATIONS AND EXTRAORDINARY CHARGE


     Loss from discontinued operations in the first half of 1999 was $163 million, net of an income tax benefit of $102 million, or $.98 per diluted common share. This included a loss on the contribution of the containerboard assets of $178 million, net of an income tax benefit of $115 million, or $1.07 per diluted common share.



     Discontinued operations generated income of $37 million, net of income tax expense of $25 million, or $.22 per diluted common share, during the first half of 1998.



     The current year's first six months also includes an extraordinary charge to cover the cost of early retirement of debt in connection with the contribution of the containerboard assets of $7 million, net of income tax expense of $4 million, or $.04 per diluted common share.


     See Note 7 to the Combined Financial Statements of The Businesses of Tenneco Packaging for a further discussion of discontinued operations.


  OUTLOOK



     See "Summary -- Recent Developments" for information concerning Packaging's expectations for third quarter 1999 results of operations.

  CHANGES IN ACCOUNTING PRINCIPLES

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which establishes new accounting and reporting standards for the costs of computer software developed or obtained for internal use. This statement requires prospective application, for fiscal years beginning after December 15, 1998. Packaging adopted SOP 98-1 on January 1, 1999. The impact of this new standard did not have a significant effect on Packaging's financial position or results of operations.


     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities," which requires costs of start-up activities to be expensed as incurred. This statement was effective for fiscal years beginning after December 15, 1998. This statement requires previously capitalized costs related to start-up activities to be expensed as a cumulative effect of a change in accounting principle when the statement is adopted. Packaging previously capitalized costs related to the start-up of new foreign operations and its administrative service operations. Packaging adopted SOP 98-5 on January 1, 1999, and recorded an after-tax charge for the cumulative effect of this change in accounting principle upon adoption of $32 million, net of a $9 million tax benefit, or $.19 per diluted common share. The change in accounting principle decreased the loss before cumulative effect of change in accounting principle by $4 million, net of $2 million in income tax expense, or $.02 per diluted common share, for the six months ended June 30, 1999. If the new accounting method had been applied retroactively, net income for the six months ended June 30, 1998, and the years ended December 31, 1998, 1997, and 1996, would have been lower by $7 million, net of a $5 million income tax benefit, or $.04 per diluted common share, $14 million, net of an $8 million tax benefit, or $.08 per diluted common share, $7 million, net of a $3 million tax benefit, or $.04 per diluted common share, and $7 million, net of a $4 million tax benefit, or $.04 per diluted share, respectively.



     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes new accounting and reporting standards requiring that all derivative instruments, including derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. This statement cannot be applied retroactively and is effective for all fiscal years beginning after June 15, 2000. Packaging is currently evaluating the new standard but has not yet determined the impact it will have on its financial position or results of operations.


  EARNINGS PER SHARE


     Packaging's income from continuing operations was $.31 per diluted common share for the first half of 1999, compared to $.41 per diluted common share for last year's first half. All references to earnings per share in this Management's Discussion and Analysis of Financial Condition and Results of Operations are on a diluted basis unless otherwise noted. The current year's period also included a loss from discontinued operations of $.98 per diluted common share, a $.04 per share extraordinary loss on early retirement of debt in connection with the contribution of the containerboard assets, and $.19 per diluted common share of charges related to the cumulative effect of changes in accounting principles noted above. First half 1998 included $.22 per diluted common share of income from discontinued operations. Net income per diluted common share was $.63 in the first half of 1998, as compared to a loss of $.90 per diluted common share in this year's period.

  LIQUIDITY AND CAPITAL RESOURCES

     Capitalization


                                                   JUNE 30,   DECEMBER 31,     %
                                                     1999         1998       CHANGE
                                                   --------   ------------   ------
                                                         (MILLIONS)
Short-term debt and current maturities...........   $  367       $  595
Long-term debt...................................    1,494        1,312
Debt allocated to discontinued operations........       --          548
                                                    ------       ------       ---
     Total debt..................................    1,861        2,455       (24%)
Minority interest................................       14           14        --%
Combined equity..................................    1,340        1,776       (25%)
                                                    ------       ------
     Total capitalization........................   $3,215       $4,245       (24%)
                                                    ======       ======



     Packaging's debt to total capitalization ratio was 57.8 percent at both June 30, 1999, and December 31, 1998. Debt allocated from Tenneco to Packaging declined due to the contribution by Packaging of its containerboard assets to the joint venture.



     Equity declined primarily as a result of the net loss for the first six months, which included the loss on the containerboard assets as well as the charge associated with the plan to realign the Greenwich, Connecticut headquarters facility. See the Statements of Changes in Combined Equity in the Combined Financial Statements of The Businesses of Tenneco Packaging contained elsewhere in this document for a description of factors affecting equity.


     In June 1999, Tenneco's Board of Directors approved a plan to sell Packaging's remaining interest in its containerboard joint venture. Packaging expects the sale to be completed before the spin-off, with the net proceeds used to retire Tenneco debt that would otherwise be allocated to Packaging in the debt realignment. If the sale occurs after the spin-off, the net proceeds will be used to retire Packaging debt.

     Cash Flows


                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              -----------------
                                                               1999       1998
                                                               ----       ----
                                                                 (MILLIONS)
Cash provided (used) by:
  Operating activities......................................  $  (45)    $ 288
  Investing activities......................................    (866)     (221)
  Financing activities......................................     920       (66)



     Cash flow provided by continuing operating activities declined by $163 million for the first six months of 1999 compared to the same period in 1998, primarily due to higher working capital levels. This was mainly attributable to higher receivables, lower payables and a seasonal build in inventories during the 1999 period.



     Cash flow from Tenneco's discontinued paperboard operations declined by $170 million in the first six months of 1999 compared to the 1998 period. This is primarily attributable to the purchase of containerboard business accounts receivable in contemplation of the contribution of the containerboard business to the joint venture in April 1999. Additionally, lower linerboard and medium prices resulted in lower operating cash flow for the containerboard business.



     Excluding the effects of the discontinued paperboard operations, cash used by investing activities was lower during the first six months of 1999 by $127 million compared to the first six months of 1998. Reduced capital spending, lower systems related expenditures and lower acquisition activity contributed to the decline.



     As described above, Packaging borrowed approximately $1.8 billion in the second quarter in connection with the formation of the containerboard joint venture and used approximately $1.2 billion of that amount to purchase leased assets and timber cutting rights of that business. The remaining proceeds of these borrowings, plus additional cash proceeds of approximately $306 million from the containerboard and folding carton transactions, were used to retire Tenneco's short-term debt in the second quarter. Accordingly, absent the borrowings described above, cash used by financing activities was $840 million for the first six months of 1999.



     Packaging contributed the containerboard business to the new joint venture subject to the approximately $2.2 billion in new debt. The debt reduction which resulted from this contribution is shown on the statements of cash flows as a non-cash financing activity.


     Capital Commitments


     Packaging estimates that expenditures aggregating approximately $110 million will be required after December 31, 1998, to complete facilities and projects authorized at that date, and substantial commitments have been made in connection with those projects.


     Liquidity


     Historically, Packaging's excess net cash flows from operating and investing activities have been used by its parent, Tenneco, to meet consolidated debt and other obligations. Conversely, when Packaging's cash requirements have been in excess of cash flows from operations, Tenneco has utilized its consolidated credit facilities to fund Packaging's obligations. Also, depending on market and other conditions, Packaging has utilized external sources of capital to meet specific funding requirements. Packaging's management believes that, after the spin-off, Packaging's cash flows from operations combined with available borrowing capacity under the new credit facilities described below, will generally be sufficient to meet its future capital requirements for the following year.



     As described under "The Spin-Off-Debt Realignment," Tenneco intends to realign its debt before the spin-off. As part of this debt realignment, Packaging will (1) issue new public debt securities in exchange for certain outstanding series of Tenneco's public debt and (2) make new borrowings under new credit facilities to be entered into in connection with the spin-off. Cash proceeds will be remitted to Tenneco to fund the debt realignment.



     Definitive agreements for these financings are being negotiated and have not been completed. Accordingly, the terms of such arrangements described below are preliminary and may change as a result of the negotiation of definitive agreements. In addition, funding under the financings described below will be subject to the satisfaction of numerous conditions.



     The terms of the new public debt securities will be substantially identical to the terms of the corresponding series of Tenneco's original securities for which they are exchanged, except that (1) Packaging will be the issuer and (2) the interest rates will be different. The terms of the new securities will not restrict Packaging's ability to make dividends or capital expenditures or incur additional unsecured debt.



     In addition, Packaging intends to enter into a five year $750 million long-term revolving credit facility and a $250 million 364-day revolving credit facility in connection with the spin-off. Initial borrowings under these facilities will be used to fund a portion of the debt realignment. After the spin-off, additional borrowings may be used for general corporate purposes. Although the terms of these facilities have not been finalized, Packaging does not expect these facilities to include any general restrictions on its ability to pay dividends or make capital expenditures, although they may include limitations on incurring liens, or incurring debt and guarantee obligations at the subsidiary level. Packaging does expect, however, that these facilities will require it to comply with specified financial ratios, as well as other customary covenants and agreements. Borrowings under these facilities are expected to bear interest at a floating rate based on LIBOR, adjusted for reserve requirements, plus a specified margin or based on a specified prime or reference rate plus a specified margin, at Packaging's option. Borrowings under these facilities may also bear interest based on competitive bids.

     A lender has committed to provide Packaging up to $1.5 billion of term loan financing, which Packaging intends to use in the event it does not sell its containerboard joint venture interest before the spin-off, for general corporate and other purposes . Although the terms of this financing have not been finalized, Packaging expects that borrowings under this facility would be due 18 months after funding and bear interest at a floating rate based on LIBOR, adjusted for reserve requirements, plus a specified margin or based on a specified prime or reference rate plus a specified margin, at Packaging's option. Packaging expects this financing would include covenants similar to those described above for the revolving credit facilities. See "Capitalization and Financing -- Financing" for further information.



     Before the spin-off Packaging expects to enter into a $175 million syndicated lease facility with a third party lessor and various lenders, the proceeds of which will be used to restructure or replace certain existing operating leases and public warehouse arrangements and to facilitate additional leasing arrangements for other operating facilities. Packaging expects that the syndicated lease facility will contain customary terms and conditions, including a residual value guarantee, default provisions and financial covenants.


  ENVIRONMENTAL MATTERS


     Packaging and a number of its subsidiaries and affiliates are parties to environmental proceedings. Expenditures for ongoing compliance with environmental regulations that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments indicate that remedial efforts are probable and the costs can be reasonably estimated. Estimates of the liability are based upon currently available facts, existing technology, and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors. All available evidence is considered including prior experience in remediation of contaminated sites, other companies' clean-up experience and data released by the United States Environmental Protection Agency or other organizations. These estimated liabilities are subject to revision in future periods based on actual costs or new information. These liabilities are included in the combined balance sheet at their undiscounted amounts. Recoveries are evaluated separately from the liability and, when assured, are recorded and reported separately from the associated liability in the combined financial statements.



     As of July 1, 1999, Packaging has been designated as a potentially responsible party at three Superfund sites and it has estimated its share of the liability at these sites to be approximately $2 million in the aggregate. In addition, Packaging also may have liability to remediate several current or former facilities and it has estimated its share of the remediation costs at these facilities to be approximately $4 million in the aggregate. For both the Superfund sites and its current and former facilities, Packaging has established reserves that it believes are adequate for these costs. Although Packaging believes its estimates of remediation costs are reasonable and based on the latest information, the clean-up costs are estimates and are subject to revision as more information becomes available about the extent of remediation required. At certain sites, Packaging expects that other parties will contribute to the remediation costs. In addition, at the Superfund sites, the Comprehensive Environmental Response, Compensation and Liability Act provides that Packaging's liability could be joint and several meaning that Packaging could be required to pay in excess of its share of remediation costs. Packaging's understanding of the financial strength of other potentially responsible parties at both the Superfund sites and at its current and former facilities has been considered, where appropriate, in Packaging's determination of its estimated liability. Packaging believes that any adjustment to the costs associated with its current status as a potentially responsible party at the Superfund sites or as a liable party at its current or former facilities will not be material to its consolidated financial position or results of operations.


     Packaging estimates that its capital expenditures for environmental matters for 1999 and 2000 will not be material.

  DERIVATIVE FINANCIAL INSTRUMENTS

     Foreign Currency Exchange Rate Risk

     Packaging currently manages its exposure to changes in foreign currency rates by making loans with a Tenneco affiliate in the functional currency of the operating company concerned. The Tenneco affiliate then integrates all of Tenneco's foreign currency denominated intercompany loans and enters into foreign currency forward purchase and sale contracts to mitigate its net exposure to changes in foreign exchange rates. This reduces Packaging's need to enter into forward contracts with third parties. Packaging expects that, following the spin-off, its use of foreign currency forward purchase and sale contracts will increase.

     Additionally, Packaging from time to time enters into foreign currency forward purchase and sale contracts to mitigate its exposure to changes in exchange rates on intercompany and third party trade receivables and payables. Packaging does not currently enter into derivative financial instruments for speculative purposes.


     The administration of these activities is concentrated at a London-based Tenneco affiliate. This affiliate enters into forward purchase and sell contracts with Tenneco's operating divisions to hedge the divisions' exposure to changes in foreign currency exchange rates. The affiliate then enters into contracts with third parties to hedge Tenneco's consolidated exposure. At December 31, 1998, Packaging had purchase contracts with this affiliate of approximately one million dollars, primarily in U.S. dollars, and sell contracts of approximately one million dollars, primarily in British pounds. At December 31, 1997, Packaging had purchase contracts of approximately two million dollars, primarily in Belgian francs and German marks, and sell contracts of approximately two million dollars, primarily in British pounds and French francs. Packaging's purchase and sell contracts as of June 30, 1999 and December 31, 1998 were not materially different.


     Interest Rate Risk

     Tenneco's historical practice has been to incur indebtedness for its consolidated group at the parent company level or at a limited number of subsidiaries. Tenneco's financial instruments that are sensitive to market risk for changes in interest rates are its debt securities. Tenneco primarily uses commercial paper to finance its short-term capital requirements. Since commercial paper generally matures in three months or less, Tenneco pays a current market rate of interest on these borrowings. Tenneco finances its long-term capital requirements with long-term debt with original maturity dates ranging up to 30 years. All of Tenneco's existing long-term debt obligations have fixed interest rates. Consequently, Tenneco is not exposed to cash flow or fair value risk from market interest rate changes on its long-term debt portfolio.

     Packaging's interest expense in each period includes an allocation of interest on Tenneco corporate debt. The allocated interest expense carries with it exposure to Tenneco's interest rate risk. The table below provides information about Tenneco's financial instruments that are sensitive to interest rate risk as of December 31, 1998.

                                                      Estimated Maturity Dates                              Fair Value at
                                        ----------------------------------------------------                December 31,
                                        1999    2000     2001    2002    2003     THEREAFTER    Total(b)       1998(a)
                                        ----    ----     ----    ----    ----     ----------    --------    -------------
                                             (Millions Except Effective Interest Rates)
Short-term (excluding current
  maturities).........................  $821    $ --     $ --    $ --    $ --       $   --       $  821        $  821
  Average effective interest rate.....   5.9%     --%      --%     --%     --%          --%
Long-term debt (including current
  maturities).........................  $250    $ 10     $187    $498    $  7       $1,583       $2,535        $2,606
  Average effective interest rate.....   6.4%   12.0%     6.8%    6.8%   11.2%          7.6%

-------------------------
(a) Fair value of short-term debt was considered to be the same as or was not determined to be materially different from the carrying amount. The fair value of fixed-rate long term debt was generally based on the market value of Tenneco debt offered in open market exchanges at December 31, 1998.

(b) At December 31, 1998, short-term and long-term Tenneco debt allocated to Packaging was $583 million and $1,291 million, respectively. Corporate debt allocated to Packaging's discontinued operations was $548 million at December 31, 1998.


     Tenneco's financial instruments that are sensitive to interest rate risk as of June 30, 1999 are not materially different from the table presented above. In connection with the debt realignment, Packaging will enter into a new credit facility which will be subject to interest rate risks.



     In connection with the spin-off, the above described instruments, which are sensitive to interest rate risk, are expected to be refinanced.



     The statements and other information, including the tables, in this "Derivative Financial Instruments" section constitute "forward-looking statements."


  YEAR 2000


     Many computer software systems, as well as some hardware and equipment utilizing date-sensitive data, were designed to use a two-digit date field. Consequently, these systems, hardware and equipment will not be able to properly recognize dates beyond the year 1999 (the "Year 2000 issue"). Packaging's significant technology transformation projects have addressed the Year 2000 issue in those areas where replacement systems are being installed for other business reasons. Where existing systems and equipment are expected to remain in place beyond 1999, Packaging has a detailed process in place to identify and assess Year 2000 issues and to remediate, replace or establish alternative procedures addressing non-Year 2000 compliant systems, hardware and equipment.


     Packaging has substantially completed inventorying its systems and equipment, including computer systems and business applications, as well as date-sensitive technology embedded in its equipment and facilities. Packaging continues to plan for and undertake remediation, replacement or establishment of alternative procedures for non-compliant Year 2000 systems and equipment; and test remediated, replaced or alternative procedures for systems and equipment.

     Packaging believes that approximately 70 percent of its major business applications systems and approximately 90 percent of its manufacturing equipment had achieved Year 2000 compliance as of June 30, 1999. Packaging has confirmed that none of its products are date-sensitive. Remediation, replacement or establishment of alternative procedures for systems and equipment have been and are being undertaken on a business priority basis. This is ongoing and was completed at some locations in 1998 with the remainder expected to be completed through the third quarter of 1999. Testing will occur in the same time frame.


     Based upon current estimates, Packaging believes that costs to address Year 2000 issues and implement the necessary changes to its existing systems and equipment, including costs incurred to date, will range from $25 to $30 million. As of June 30, 1999, approximately $17 million of the costs had been incurred. These costs are being expensed as they are incurred, except that in some instances Packaging may determine that replacing existing computer systems or equipment may be more effective and efficient, particularly where additional functionality is available. These replacements would be capitalized and would reduce the estimated expense associated with Year 2000 issues.



     Packaging has also contacted its major suppliers, financial institutions, and others with whom it conducts business to determine whether they will be able to resolve in a timely manner Year 2000 problems possibly affecting Packaging. A majority of these entities, including critical suppliers, have responded by advising as to the status of their efforts and by stating that they expect to become Year 2000 compliant in a timely manner. Based on these responses, critical suppliers have been assigned a risk rating. This process is ongoing. Packaging intends to continue corresponding with critical high risk third parties to obtain information and updates on their Year 2000 efforts, and to assess new suppliers, financial institutions and others with whom it begins to conduct business.

     If Packaging is unable to complete on a timely and cost-effective basis the remediation or replacement of critical systems or equipment not yet in compliance, or develop alternative procedures, or if those with whom Packaging conducts business are unsuccessful in implementing timely solutions, Year 2000 issues could have a material adverse effect on Packaging's financial condition or results of operations. Possible worst case scenarios include interruptions in Packaging's ability to manufacture its products, process and ship orders, and bill and collect accounts receivable due to internal system failures or the system failures of its suppliers or customers. Packaging believes it will be able to timely resolve its own Year 2000 issues.


     As part of its planning and readiness activities, Packaging is developing Year 2000 contingency plans for critical business processes such as banking, data center operations and just-in-time manufacturing operations. Contingency plans are being developed on a business unit basis, where needed, to respond to previously undetected Year 2000 problems and business interruption from suppliers. Contingency plans will include alternative suppliers, as necessary, as well as assuring the availability of key personnel at year end to address unforeseen Year 2000 problems.

     Prior to the spin-off, Tenneco's administrative services operation has been assisting both Packaging and Automotive with their Year 2000 remediation, replacement and testing activities. Except for mainframe testing, substantially all of these Year 2000 assistance activities have been completed for Automotive. Shortly after the spin-off, Packaging is scheduled to assist Automotive with the completion of the mainframe testing.

  EURO CONVERSION


     The European Monetary Union resulted in the adoption of a common currency, the "Euro," among eleven European nations. The Euro is being adopted over a three-year transition period beginning January 1, 1999. In October 1997, Tenneco established a cross-functional Euro Committee, comprised of representatives of Tenneco's operational divisions, including Packaging, as well as its corporate offices. That Committee had two principal objectives: (1) to determine the impact of the Euro on Tenneco's business operations; and (2) to recommend and facilitate implementation of those steps necessary to ensure that Tenneco would be fully prepared for the Euro's introduction. As of January 1, 1999, Packaging had implemented those Euro conversion procedures that it had determined to be necessary and prudent to adopt by that date, and is on track to becoming fully "Euro ready" on or before the conclusion of the three-year Euro transition period. Packaging believes that the costs associated with transitioning to the Euro will not be material to its combined financial position or the results of its operations.


YEARS 1998 AND 1997

  RESULTS OF CONTINUING OPERATIONS

     Packaging reported income from continuing operations of $82 million for the year ended December 31, 1998, compared to $106 million for the same period in 1997. The 1998 figure includes a $20 million after-tax charge to reduce overhead and manufacturing costs throughout every part of Packaging's business. Excluding the restructuring charge, Packaging's income from continuing operations for the 1998 period was $102 million. The decline resulted from costs related to Packaging's data center consolidation effort, offset by record results in the Specialty segment. Higher interest expense and a higher tax rate also contributed to the earnings decline.

     Net Sales and Operating Revenues

                                                                              %
                                                         1998      1997     CHANGE
                                                        ------    ------    ------
                                                           (MILLIONS)
Specialty...........................................    $2,785    $2,553       9%
Intergroup sales and other..........................         6        10     (40%)
                                                        ------    ------
                                                        $2,791    $2,563       9%
                                                        ======    ======

     Packaging's revenue increase in its Specialty segment of $232 million resulted primarily from full-year inclusion of the protective and flexible packaging businesses acquired from N.V. Koninklijke KNP BT ("KNP") in 1997 and from the May 1998 acquisition of Richter Manufacturing. The KNP businesses contributed $160 million of incremental revenue in 1998 measured through the first anniversary of their acquisition in late April 1997. Richter Manufacturing revenue during 1998 was $39 million. The remaining revenue increase reflects higher unit volumes in numerous product lines which more than offset lower pricing.


     Operating Income



     The following table presents operating income by segment for the years 1998 and 1997:



                                                                             %
                                                           1998    1997    CHANGE
                                                           ----    ----    ------
                                                            (MILLIONS)
Specialty..............................................    $328    $308      6%
Other..................................................     (45)     (2)     NM
                                                           ----    ----
                                                           $283    $306     (8%)
                                                           ====    ====


     As described earlier in this Management's Discussion and Analysis of Financial Condition and Results of Operations, Packaging recorded a pre-tax restructuring charge to income from continuing operations of $32 million ($20 million after-tax) in the fourth quarter of 1998. The restructuring charge affected Packaging's segments as follows: Specialty -- $18 million and Other -- $14 million.

     Excluding these restructuring charges, a comparison of Packaging's 1998 and 1997 operating income is as follows:


                                                                          %
                                                          1998   1997   CHANGE
                                                          ----   ----   ------
                                                          (MILLIONS)
Specialty...............................................  $346   $308     12%
Other...................................................   (31)    (2)    NM
                                                          ----   ----
                                                          $315   $306      3%
                                                          ====   ====


     Packaging's operating income increase in its Specialty segment reflected $24 million from acquired businesses measured through the one-year anniversary of their acquisitions, as well as higher unit volumes, primarily in Hefty One-Zip(R), food service foam, and consumer tableware products. Lower raw material costs approximately offset price reductions to customers. In addition, Specialty incurred approximately $7 million in one-time costs related to an information systems project in North America.

     Packaging's operating loss in its "Other" segment increased in 1998 over 1997 levels primarily as a result of higher costs related to Packaging's data center consolidation effort, which more than offset lower unabsorbed costs at Packaging's administrative services operation.


     Operating Income as a Percentage of Revenue



     Operating income as a percentage of revenue for 1998 and 1997, including the fourth quarter 1998 restructuring charge, were as follows:



                                                             1998   1997   % CHANGE
                                                             ----   ----   --------
Specialty..................................................  11.8%  12.1%     (2%)
Total......................................................  10.1%  11.9%    (15%)



     The Specialty segment's operating income as a percentage of revenue contracted as the growth rate of operating income, including the restructuring charge, was 6 percent compared with the 9 percent growth rate of revenues. On a consolidated basis, total operating income as a percentage of revenue contracted even further, as the operating income, including both the restructuring charge and the increased costs in the other segment, decreased 8 percent while revenue grew 9 percent.



     Excluding the fourth quarter 1998 restructuring charge, operating income as a percentage of revenue for the same periods were as follows:



                                                             1998   1997   % CHANGE
                                                             ----   ----   --------
Specialty..................................................  12.4%  12.1%      2%
Total......................................................  11.3%  11.9%     (5%)


     Interest Expense (net of interest capitalized)

     Interest expense for 1998 was $9 million, or 7 percent, higher than for 1997. As described above, interest expense in each period includes an allocation of interest on Tenneco corporate debt. This allocation was based, in general, on the ratio of Packaging's net assets to Tenneco consolidated net assets plus debt. See Note 5 to the Combined Financial Statements of The Business of Tenneco Packaging contained elsewhere in this document for a further discussion of the allocation of Tenneco consolidated debt and interest expense to Packaging.

     Income Taxes

     Packaging's effective tax rate for 1998 was 45 percent, compared to 41 percent for 1997. The effective tax rate was higher than the statutory rate in both periods primarily as a result of state and local income taxes.

  DISCONTINUED OPERATIONS


     Discontinued operations generated income of $57 million, net of income tax expense of $38 million, or $.34 per diluted common share for 1998.



     Discontinued operations generated income of $21 million, net of income tax expense of $14 million, or $.12 per diluted common share during 1997.


     Fourth quarter 1998 results from discontinued operations for the paperboard packaging business includes a pre-tax charge of $14 million related to Packaging's restructuring plan to reduce administrative and operational overhead costs. The paperboard packaging restructuring plan involves closing four box plants and the elimination of 78 positions at those plants.

     Income from the discontinued paperboard packaging business in 1998 also included a $15 million pre-tax gain on the sale of its remaining 20 percent interest in a recycled paperboard joint venture with Caraustar Industries and a $17 million pre-tax gain on the sale of non-strategic timberland assets. In 1997, income from discontinued operations included a $38 million pre-tax gain on refinancing of two containerboard mill leases and a $5 million pre-tax gain from a timberland management transaction.

     See Note 7 to the Combined Financial Statements of The Businesses of Tenneco Packaging contained elsewhere in this document for a further discussion of discontinued operations.

  CHANGES IN ACCOUNTING PRINCIPLES


     As required by the FASB's Emerging Issues Task Force ("EITF") Issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation," Packaging recorded an after-tax charge of $38 million, net of a tax benefit of $24 million, or $.23 per diluted common share, in the fourth quarter of 1997. EITF Issue 97-13 establishes the accounting treatment and an allocation methodology for consulting and other costs incurred in connection with information technology transformation efforts. This charge was reported as a cumulative effect of change in accounting principle.

  EARNINGS PER SHARE


     Income from continuing operations was $.49 per diluted common share for 1998, compared to $.63 per diluted common share in 1997. Discontinued operations provided income of $.34 and $.12 per diluted common share, for 1998 and 1997, respectively. In 1997, Packaging also recorded a charge for the cumulative effect of a change in accounting principle noted above of $.23 per diluted common share, resulting in net income of $.52 per diluted common share, compared to $.83 per diluted common share in 1998.


  LIQUIDITY AND CAPITAL RESOURCES

     Capitalization


                                                                            %
                                                         1998     1997    CHANGE
                                                         ----     ----    ------
                                                          (MILLIONS)
Short-term debt and current maturities................  $  595   $  158
Long-term debt........................................   1,312    1,492
Debt allocated to discontinued operations.............     548      473
                                                        ------   ------
       Total debt.....................................   2,455    2,123     16%
Minority interest.....................................      14       15     (7%)
Combined equity.......................................   1,776    1,839     (3%)
                                                        ------   ------
       Total capitalization...........................  $4,245   $3,977      7%
                                                        ======   ======


     Packaging's debt to capitalization ratio was 57.8 percent at December 31, 1998, compared to 53.4 percent at December 31, 1997. The increase in the ratio is attributable to additional corporate debt allocated to Packaging from Tenneco during 1998, as well as a decline in equity. See Note 5 to the Combined Financial Statements of The Businesses of Tenneco Packaging for a further discussion of the allocation of Tenneco consolidated debt and interest expense to Packaging. See the Statements of Changes in Combined Equity of The Businesses of Tenneco Packaging for a description of factors affecting equity.

     Cash Flows

                                                              1998    1997
                                                              ----    ----
                                                               (MILLIONS)
Cash provided (used) by:
  Operating activities......................................  $ 577   $ 405
  Investing activities......................................   (514)   (654)
  Financing activities......................................    (67)    239

     Cash flow from operating activities increased by $172 million from 1997 to 1998. Of this amount, $74 million was produced by continuing operations and $98 million was produced by discontinued operations. The increase from continuing operations was primarily attributable to working capital, which increased significantly during 1997 to support the growth in revenues over 1996 levels. Working capital decreased slightly during 1998 as revenue growth moderated. Cash flow from discontinued operations improved due to higher earnings in 1998 resulting from improved containerboard pricing.


     Investing activities used $140 million less cash during 1998 than in 1997. A significantly reduced level of acquisitions was partially offset by a higher level of capital spending for discontinued operations. This increased spending was primarily to acquire some leased timberlands in contemplation of the separation of the containerboard assets from Packaging's other businesses. Acquisitions in 1998 included: Champion International's dual-ovenable paperboard tray manufacturing facility in Belvidere, Illinois; Richter Manufacturing and Sentinel Products. In 1997, acquisitions related primarily to the protective and flexible packaging businesses of KNP.

     Financing activities used $67 million in 1998, compared to providing $239 million in 1997, a change of $306 million. Packaging retired $82 million less debt during 1998. During 1998, Packaging remitted $56 million to Tenneco. During 1997, Tenneco contributed $331 million to Packaging.


YEARS 1997 AND 1996

  RESULTS OF CONTINUING OPERATIONS

     Net Sales and Operating Revenues

                                                                                %
                                                           1997      1996     CHANGE
                                                           ----      ----     ------
                                                             (MILLIONS)
Specialty.............................................    $2,553    $1,987      28%
Intergroup sales and other............................        10        --      NM
                                                          ------    ------
                                                          $2,563    $1,987      29%
                                                          ======    ======

     Packaging experienced increases in revenues from its Specialty segment of $566 million during 1997 over 1996. This growth was primarily generated by unit volume sales growth and revenues earned by companies acquired in 1996 and 1997. The protective and flexible packaging businesses acquired from KNP in late April 1997, along with revenues from the Amoco Foam products business calculated through the first anniversary of its August 1996 acquisition, contributed $491 million to this revenue growth during 1997. Unit volume sales increases, primarily in the consumer markets and clear plastic containers, accounted for significant revenue increases as well. Partially offsetting revenue growth from acquisitions and volumes was lower product pricing, reflecting lower raw material prices, which negatively impacted revenues by $53 million.


     Operating Income


                                                                              %
                                                            1997    1996    CHANGE
                                                            ----    ----    ------
                                                             (MILLIONS)
Specialty...............................................    $308    $249       24%
Other...................................................      (2)    (15)      NM
                                                            ----    ----
                                                            $306    $234       31%
                                                            ====    ====

     Packaging's higher operating income from its Specialty segment in 1997 resulted primarily from $76 million in operating income generated by the protective and flexible packaging businesses acquired from KNP in late April 1997 and the Amoco Foam products acquisition calculated through the first anniversary of its August 1996 acquisition. A portion of the 1997 earnings increase from the foam products acquisition resulted from cost savings realized by the integration of the acquired company into the Specialty segment's existing business.


     Packaging's operating loss in its "Other" segment increased in 1997 compared to 1996 before a charge of $17 million related to the acceleration of employee benefits in connection with Tenneco's December 1996 corporate reorganization. The increase resulted from a higher level of unallocated administrative costs related to Packaging's administrative services operation, which began operation in late 1996.



     Operating Income as a Percentage of Revenue



     Operating income as a percentage of revenue for 1997 and 1996 were as follows:



                                                            1997      1996    % CHANGE
                                                            ----      ----    --------
Specialty...............................................    12.1%     12.5%      (3%)
Total...................................................    11.9%     11.8%       1%

     Specialty segment's operating income as a percentage of revenue contracted from 1996 to 1997 as the growth rate of operating income was 24 percent compared with the 28 percent growth rate of revenues. On a consolidated basis, total operating income as a percentage of revenue expanded slightly, as the operating income grew 31 percent while revenue grew 29 percent.


     Interest Expense (net of interest capitalized)

     Interest expense for 1997 was $22 million or 22 percent higher than for 1996. As described above, interest expense in each period includes an allocation of interest on Tenneco corporate debt. This allocation was based, in general, on the ratio of Packaging's net assets to Tenneco consolidated net assets plus debt. See Note 5 to the Combined Financial Statements of The Businesses of Tenneco Packaging included elsewhere in this document for a further discussion of the allocation of Tenneco consolidated debt and interest to Packaging.

     Income Taxes

     Packaging's effective tax rate for 1997 was 41 percent, compared to 51 percent for 1996. The 1997 and 1996 effective tax rate was higher than the statutory rate as a result of state and local income taxes.

  DISCONTINUED OPERATIONS AND EXTRAORDINARY LOSS


     Discontinued operations generated income of $21 million, net of income tax expense of $14 million, or $.12 per diluted common share, during 1997.



     Discontinued operations generated income of $71 million, net of income tax expense of $47 million, or $.42 per diluted common share, for 1996.


     Income from discontinued operations in 1997 included a $38 million pre-tax gain which resulted from the refinancing of two containerboard mill leases. Income from the discontinued paperboard packaging business in 1996 included a $50 million pre-tax gain on the sale of certain recycled paperboard assets to a joint venture with Caraustar Industries and a pre-tax charge of $6 million to reorganize Packaging's folding carton operations.


     The extraordinary loss reported in 1996 of $2 million, net of an income tax benefit of $1 million, or $.01 per diluted common share, relates to premium paid on early retirement of debt in anticipation of the corporate reorganization effected in the fourth quarter of 1996.


     See Note 7 to the Combined Financial Statements of The Businesses of Tenneco Packaging included elsewhere in this document for a further discussion of discontinued operations.

  EARNINGS PER SHARE


     Income from continuing operations was $.63 per diluted common share in 1997, up from $.38 per diluted common share in 1996. Discontinued operations produced income of $.12 and $.42 per diluted common share, for 1997 and 1996, respectively. Packaging recorded the cumulative effect of a change in accounting principle discussed above of $.23 per diluted common share, resulting in net income of $.52 per diluted common share for 1997. Packaging also recorded an extraordinary loss of $.01 per diluted common share in 1996, related to early retirement of debt, resulting in net income per diluted common share of $.79. Average shares of common stock outstanding increased slightly during 1997. For further information regarding the calculation of earnings per share, see Note 3 to the Combined Financial Statements of The Businesses of Tenneco Packaging.

  LIQUIDITY AND CAPITAL RESOURCES

     Capitalization


                                                                            %
                                                         1997     1996    CHANGE
                                                         ----     ----    ------
                                                          (MILLIONS)
Short-term debt and current maturities................  $  158   $  123
Long-term debt........................................   1,492    1,073
Debt allocated to discontinued operations.............     473      394
                                                        ------   ------
          Total debt..................................   2,123    1,590     34%
Minority interest.....................................      15       --     NM
Combined equity.......................................   1,839    1,843     --
                                                        ------   ------
          Total capitalization........................  $3,977   $3,433     16%
                                                        ======   ======


     Packaging's debt to capitalization ratio was 53.4 percent at December 31, 1997, compared to 46.3 percent at December 31, 1996. The increase in the ratio is attributable to additional corporate debt allocated to Packaging from Tenneco during 1997. See Note 5 to the Combined Financial Statements of The Businesses of Tenneco Packaging for a further discussion of the allocation of Tenneco consolidated debt and interest expense to Packaging.

     Cash Flows

                                                              1997    1996
                                                              ----    ----
                                                               (MILLIONS)
Cash provided (used) by:
  Operating activities......................................  $ 405   $ 263
  Investing activities......................................   (654)   (669)
  Financing activities......................................    239     399

     Operating activities provided $405 million in 1997 and $263 million in 1996. Discontinued operations provided $110 million of the increase. Continuing operations benefited from higher income and cash flow benefits from tax refunds during 1997, resulting primarily from tax benefits derived from the December 1996 reorganization and debt realignment, and a 1996 tax net operating loss, which was carried back to earlier years. These positive benefits were largely offset by increased working capital associated with higher revenue levels and increased cash outflows associated with the fourth quarter 1996 restructuring initiatives.

     Investing activities used $15 million less cash in 1997 than in 1996. Lower capital expenditures for discontinued operations and lower acquisitions for both continuing and discontinued operations were largely offset by lower proceeds from the sale of discontinued operations.

     Financing activities generated $160 million less cash in 1997 than in 1996. Packaging retired $69 million more debt and Tenneco contributed $91 million less cash to Packaging in 1997 than in 1996.

                                    BUSINESS


     We are a global supplier of specialty packaging and consumer products with 1998 revenues of approximately $2.8 billion. We operate 89 manufacturing facilities throughout the world and employ over 15,000 people. We manufacture and sell plastic, aluminum and paper-based consumer products, such as disposable tableware, plastic food storage and waste bags. Our food packaging products include molded fiber cartons, and foam, clear plastic, aluminum and pressed paperboard containers as well as zipper closures and modified atmosphere packaging. We also offer: (a) protective packaging designed to protect and cushion products made and shipped by various manufacturers; and (b) flexible packaging, such as polypropylene medical bags, surgical drapes and printed barrier films used for disposable diaper liners and other products. We pursue a growth strategy driven by highly focused internal programs which are complemented by strategic acquisitions.


INDUSTRY OVERVIEW AND KEY TERMS

     Many of the markets we serve are growing faster than the overall growth of the United States gross domestic product. Most of our revenue comes from products made from different types of plastics, with the balance coming from paper and aluminum products. According to A.C. Nielsen, the unit volume growth trend as of June 12, 1999 for the zippered food storage bag market is 6.0% per year. Additionally, unit volume in the market for foam disposable foodservice packaging is projected to grow 6-7% annually for the next five years, according to a study prepared by a market research group. Several markets within the protective packaging industry are growing 6-8% per year in sales according to U.S. Industry and Trade Outlook '99.

     Specialty packaging is an industry term which generally refers to packaging used by commercial customers that is designed and manufactured for a specific application or product. Examples include:

     - rigid, clear plastic containers used in supermarkets to display bakery goods;

     - sponge-like foam plastic packaging used to cushion and protect computers, TVs and stereos; and

     - flexible plastic bags used for sterile intravenous fluid delivery.

The specialty packaging industry may be divided into sub-categories based on the characteristics of the packaging, the industry in which the packaging is used, or the primary function of the packaging. Examples include flexible packaging, foodservice packaging and protective packaging. Individual packaging products may fall into more than one sub-category of specialty packaging.

     Protective packaging is the industry term used to describe specialty packaging that satisfies the protection and transportation needs of commercial customers. Protective packaging is designed and manufactured to ensure the integrity and safety of the customer's product from the point it leaves the manufacturing floor until it reaches its final destination. Flexible packaging is an industry term used to describe the sub-category of specialty packaging for customers whose products or distribution channels require a custom-designed flexible plastic package. Food/foodservice packaging describes specialty packaging designed and manufactured for customers in the food industry. This includes customers who process and prepare food for consumption, known as food packers and processors. It also includes other customers in the food distribution channel such as wholesalers and supermarkets.

     Specialty packaging generally is constructed from plastic or paper which is engineered, designed and manufactured to meet the customer's specific need in a particular product or application. The basic raw materials used to make plastic specialty packaging are different types of plastics obtained from chemical companies, often in pelletized form, known as plastic resins. Plastic resins come in three general forms based on their chemical composition: polyolefins, polystyrenes and polyvinyl chloride. Polyolefins include polyethylene and polypropylene.

     The plastic resins are subjected to various manufacturing processes that result in intermediate forms of the plastic. It may be solid or a sponge-like material called foam. Depending on its thickness, the material may be called film, sheet or plank.

     The plastic films, sheets and planks are then combined, shaped and cut to produce different specialty packaging:

     - polypropylene medical bags -- layered plastic films combined to produce plastic bags that hold fluid for intravenous delivery;

     - printed barrier films -- flexible printed packaging designed to protect a wide range of products from chemicals to foods;

     - modified atmosphere packaging -- packaging that is principally used with foods to preserve freshness and designed to protect the contents from penetration by oxygen;

     - foam containers -- lightweight containers designed to package individual servings of food, often in the fast-food, take-out food, or other foodservice context;

     - engineered foam plank and foam sheet -- packaging material of different shapes and thicknesses designed to protect and cushion goods, primarily while in transit;


     - polyethylene stretch film -- strong, puncture-resistant packaging used to contain and protect goods for transportation, often used to secure individual goods on pallets;



     - polyolefin foam -- foam packaging that is stronger and more resilient than conventional plastic foam and which may be formed into a soft, rubber-like material that is flexible, elastic and resilient; and


     - converted protective packaging -- packaging designed and configured for a specific product application, such as the plastic foam used to secure home electronics inside the boxes in which they are shipped and foam pipe insulation.

     Many of our packaging products are manufactured using paperboard or other materials created from wood pulp or recycled paper:

     - paperboard honeycomb -- paperboard box material designed and engineered using geometrically shaped paperboard between flat layers of linerboard to enhance the cushioning characteristics of the container;


     - customized packaging systems -- refers to paper or plastic packaging combined with a unique machine or device to package a specific product or type of products;



     - linerboard -- paperboard used for the flat outer face of containerboard packaging;


     - molded fiber -- a material created from recycled paper that may be formed into various shapes, such as egg cartons;

     - pressed paperboard -- plastic coated paperboard used to make food containers; and

     - dual-ovenable paperboard -- plastic coated paperboard that may be heated in either a microwave or a conventional oven.

OUR PRODUCTS AND MARKETS

     We manufacture, market and sell plastic and paper-based consumer products and food/foodservice packaging as well as protective and flexible packaging. Approximately 80% of our revenue comes from products made from different types of plastics, with the balance from paper and aluminum products.

  Consumer Products and Food/Foodservice Packaging

     We manufacture, market and sell consumer products, such as plastic storage bags for food and household items, plastic waste bags, foam and molded fiber disposable tableware and disposable aluminum cookware. We sell many of these products under such recognized brand names as Hefty(R), Baggies(R), Hefty One-Zip(R), Kordite(TM) and E-Z Foil(R). These products are typically used by consumers in their homes, and we market and sell them through a variety of retailers, including supermarkets, mass merchandisers and other stores where consumers purchase household goods.

     Our food packaging products protect food during distribution, assist retailers in merchandising food and help customers prepare and serve meals in their homes. For food processors, we offer dual-ovenable paperboard products, molded fiber egg cartons, foam meat trays, aluminum containers and modified atmosphere packaging, which extends the shelf life of meat products.

     In addition, we provide plastic zipper closures for a variety of flexible packaging applications. Our food packaging products for supermarket in-store use include clear rigid display packaging used in produce, deli and bakery applications, microwaveable containers used for prepared, ready-to-eat meals, plastic foam trays for meat and produce, and bags for produce and bakery applications.

     For our foodservice customers, we offer products that help merchandize and serve both on-premises and takeout meals. These products include tableware products, such as plates, bowls and cups, and a broad line of takeout service containers made from clear plastic, microwaveable plastic, molded fiber, paperboard, foam and aluminum.

  Protective and Flexible Packaging

     We manufacture, market and sell protective packaging for use in the automotive, computer, electronic, furniture, durable goods, building and construction products industries. Our sheet foams and air encapsulated bubble products, for example, are used for cushioning and surface protection. Our paperboard honeycomb and engineered foam plank products protect against shock, vibration and thermal damage. We also offer other converted protective packaging products, including padded mailers, a variety of laminated protective coverings and customized packaging systems.

     Our flexible packaging products provide a variety of cost-effective, efficient and attractive solutions for consumer, medical, pharmaceutical, chemical, hygiene and industrial applications. These products include liners for disposable diapers, wrap-around sleeves for glass and plastic bottles, polypropylene medical bags used for sterile intravenous fluid delivery, modified atmosphere films, stand-up pouches, food and hygiene packaging, and disposable surgical kits custom designed for specific procedures.

     We also offer polyethylene stretch film, specialty aluminum materials and film and foam products for use in the construction industry.

GROWTH STRATEGY

     We have grown, and plan to continue to grow, by pursuing internal growth and strategic acquisitions. By pursuing this growth strategy, we increased the total revenues of our specialty packaging and consumer products business from $845 million in 1995 to approximately $2.8 billion in 1998. During this same period, our income from continuing operations from this business, before interest, income taxes and minority interest, increased from $39 million to $328 million, representing a compound annualized growth rate of 103%. See "Combined Selected Financial Data."

     As a separate, publicly traded company, we expect to have greater flexibility to pursue our growth strategy. The increased flexibility will come from greater focus on a single enterprise and the enhanced access to capital markets that comes from the ability of investors and lenders to analyze and understand a single business platform. We expect growth opportunities will come from additional product development and expansion initiatives, additional strategic acquisitions, joint ventures and strategic alliances.

     Internal Growth

     Since 1995, we have executed a strategy that focuses our business on markets that have strong underlying growth characteristics and attractive margins. We offer our customers "material neutral" solutions. In other words, our goal is not to sell customers a particular product line. Rather, through our custom design centers and broad product line, we strive to create the best packaging solutions for our customers, tailored precisely to their needs. With this approach and our worldwide geographical coverage, we have become a primary supplier to national and international manufacturers and distributors and have developed long-term relationships with key players in the consolidating packaging and food service distribution sector. We intend to use these relationships to quickly identify and capture new growth markets with attractive margins as they develop, which should expand our customer base and our market share.

     We seek to add to our base business by developing new packaging solutions for markets where we believe our experience and familiarity give us a competitive advantage. In addition, we grow market share for our existing products by taking advantage of (a) our broad product line of superior quality products and our long-term relationships with key manufacturers and distributors, (b) our product development and design services, (c) our investment in developing state-of-the-art service capabilities, and (d) our ongoing effort focused on reducing costs and improving the productivity of our operations. Both of our businesses have shown significant recent internal growth.

     Product Breadth/Relationships With Key Manufacturers and Distributors


     Our ability to provide "one-stop shopping" through our broad product line is an important selling point with customers. In addition, we have cultivated long-term relationships with key manufacturers and distributors who recognize our strong positions in multiple product categories. These relationships, coupled with our complete product line, are allowing us to grow our market share for existing products. For example, in foodservice packaging, we hold the number one market share position in the United States and Canada with respect to four of our five main product categories based on unit volume. Management estimates that products representing 80% of sales in our protective packaging business hold the number one or number two market share position in North America, based on sales revenue.


     New Products/Design Services

     We further fuel our internal growth by developing and commercializing proprietary new products and by designing value-added product-line extensions. In 1998, our consumer products and food/foodservice packaging business introduced over 80 new products and product-line extensions. In our protective and flexible packaging business, where custom design services drive revenues, we developed over 500 custom product application in 1998. We believe our new product innovation and design services will remain a key factor in driving future internal growth.


     - Consumer Products and Food/Foodservice Packaging. During the last twelve months, in our consumer products and food/foodservice packaging business, we added jumbo two-gallon bags and sandwich bags to our existing Hefty One-Zip(R) quart and half-gallon food storage and freezer bag offerings. We are also leveraging our patented One-Zip(R) closure system by expanding into other zipper closure applications, such as SlideRite(TM) retail packaging for baby wipes, fresh produce, supermarket deli bags and other recloseable flexible packaging. In the United States we have the leading market share with Hefty(R) disposable tableware, and our E-Z Foil(R) brand disposable aluminum cookware line leads its competition by a wide margin in both sales and market share.


        Our new product innovations include ActiveTech(TM) packaging, a proprietary modified atmospheric package used by food processors for case-ready meat. ActiveTech(TM) packaging extends the shelf life of fresh, unfrozen red meat in a package that maintains the appearance of freshly packaged meat.


     - Protective and Flexible Packaging. In our protective and flexible packaging business, new protective packaging products include engineered foams, and Profiles(R), a foam-based material used in various markets, such as building products and furniture, and custom designed to provide many benefits, including insulation, cushioning and surface protection. Recent flexible packaging innovations include high-end graphic stand-up pouches for soups and detergents and Propyflex(R)medical bags for fluids. Propyflex(R), a non-polyvinyl chloride barrier film, satisfies the requirements for flexibility and transparency even after sterilization and provides a cost-effective packaging by eliminating the need for secondary wrap.

     State-of-the-Art Service Capabilities

     To further take advantage of our broad product line offering and strong alignment with national distributors, we have developed and implemented our Customer Linked Manufacturing system ("CLM"). CLM is a state-of-the-art production planning and order fulfillment system which enables our customers to do business with us easily and efficiently. CLM eliminates costs from the entire supply chain and provides both our customers and us with a competitive advantage.

     Productivity/Cost Reduction


     Our strong focus on improving productivity and reducing costs in our manufacturing and logistics operations is key to supporting the growth of our base business. For example, the manufacturing costs have continuously declined net of inflation for some of our products, such as our foam products, rigid display packaging and performance films. This has allowed us to maintain or improve our profit margins.


     Strategic Acquisitions

     Strategic acquisitions have been, and will continue to be, an important element of Packaging's overall growth strategy. Our management has a proven record of identifying and acquiring businesses and rapidly integrating them into one of our business groups. We pursue acquisitions that offer synergies through, among other things, rationalizing product lines, reconfiguring and upgrading manufacturing capabilities and reducing operating, selling, distribution, purchasing and administrative costs. We also pursue acquisitions that strengthen our brand presence and expand our product offerings and markets.

     Consumer Products and Food/Foodservice Packaging. We plan to grow our consumer products and food/foodservice packaging business by acquiring similar businesses whose products and markets will complement our own. We will focus on acquiring specialized engineering and manufacturing capabilities that augment and enhance our existing processes and allow us to produce top-quality products efficiently. Since the beginning of 1995, our consumer products and food/foodservice packaging business has grown through the following acquisitions:

     - In 1995, we more than doubled our sales with the acquisition of Mobil Plastics. This acquisition expanded our product offerings to include foam containers, meat and poultry trays, disposable plates and bowls, polyethylene film products, produce bags and stretch film, as well as the well-known consumer products Baggies(R) food bags and Hefty(R) waste bags and tableware. This acquisition also added state-of-the-art manufacturing capabilities and new product technologies, including the One-Zip(R) closure system.

     - In August 1996, we acquired Amoco Foam Products Company, which enhanced our distribution capabilities and market coverage, especially among food processors. Amoco Foam's product portfolio included foam tableware, hinged lid containers, food trays and residential and commercial insulation products.

     - In September 1998, we augmented our dual-ovenable paperboard manufacturing capacity by acquiring a Champion International facility in Belvidere, Illinois. As a result, we have the capability to manufacture this product, which may be heated in a conventional or a microwave oven, for a broad spectrum of uses in various products.


     Protective and Flexible Packaging. We intend to continue our global growth strategy of acquiring custom engineering and design capabilities that will provide multi-material packaging solutions to markets with strong underlying growth characteristics. Management estimates that this strategy has made us one of the largest producers of protective packaging in the United States. Since the beginning of 1995, our protective and flexible packaging business has grown through the following acquisitions:


     - In 1995, continuing our growth strategy of acquiring specialty packaging applications, we entered the protective packaging sector by buying Hexacomb, a manufacturer of paperboard honeycomb products.

     - In 1997, we acquired the protective and flexible packaging businesses of KNP BT, which operated in Europe and North America. With this acquisition, we entered the European protective and flexible packaging markets and enhanced our global specialty packaging position. This acquisition also broadened the scope of our protective packaging business to include sheet foam, engineered foam and air encapsulated bubble and mailer applications. We also acquired two honeycomb plants in 1997.

     - In April 1998, we acquired Richter Manufacturing, a West Coast manufacturer and distributor of protective packaging products. This acquisition expanded the geographical coverage of our North American protective packaging operation.


     - In December 1998, we acquired the foam packaging assets of Sentinel Products, a North American producer of specialty polyolefin foams. This acquisition further diversified our protective packaging product offering and increased our manufacturing capacity. We also formed a global joint venture, Sentinel Polyolefin LLC, with Sentinel to produce and market chemically blown polyolefin foam applications in a wide variety of non-packaging markets, including the automotive, sports and leisure, medical and adhesive tape markets.


MARKETING, DISTRIBUTION AND CUSTOMERS

     Our sales and marketing staff of 500 people is organized along three main product groups: consumer products, foodservice and supermarket products, and protective and flexible packaging products.

     The consumer product group sells waste bags, food storage bags, disposable plates and bowls and disposable aluminum cookware primarily to grocery stores and mass merchandisers. These products are sold through a direct sales force and a national network of brokers' and manufacturers' representatives.

     The foodservice, supermarket and food packer and processor sales organizations sell a broad array of disposable, rigid and flexible packaging made from plastic, aluminum, molded fiber and pressed paperboard materials. The products include disposable plates and bowls, carry out containers, rigid display containers, microwavable and dual-ovenable food containers, food and specialty retail bags and foil wrap. Our foodservice and supermarket sales are made primarily through a network of independent distributors. Food packer and processor sales are made primarily direct to large processors, with some sales through distributors.

     The protective and flexible packaging group sells to distributors, fabricators and directly to end-users worldwide.

     No material portion of our business is dependent upon a single customer or even a few customers and no one customer accounted for more than 10% of our aggregate net sales for the fiscal year ended December 31, 1998. In general, the backlog of orders is not significant or material to an understanding of our business.

ANALYSIS OF REVENUES


     The following tables set forth for each of the years 1996 through 1998, and for the six months ended June 30, 1999, information relating to our sales from continuing operations:



                                                                       NET SALES (MILLIONS)
                                                            -------------------------------------------
                                                             SIX MONTHS       YEAR ENDED DECEMBER 31,
                                                                ENDED        --------------------------
                                                            JUNE 30, 1999     1998      1997      1996
                                                            -------------     ----      ----      ----
Disposable plastic, fiber, and aluminum packaging
  products..............................................       $1,038        $2,126    $2,105    $1,862
Plastic and fiber protective/flexible packaging
  products..............................................          311           607       399        78
Other...................................................           55            52        49        47
                                                               ------        ------    ------    ------
     Total..............................................       $1,404        $2,785    $2,553    $1,987
                                                               ======        ======    ======    ======

                                                                       PERCENTAGE OF NET SALES
                                                            ----------------------------------------------
                                                             SIX MONTHS          YEAR ENDED DECEMBER 31,
                                                                ENDED           --------------------------
                                                            JUNE 30, 1999       1998       1997       1996
                                                            -------------       ----       ----       ----
TOTAL SALES
Disposable plastic, fiber, and aluminum packaging
  products..............................................          74%            76%        83%        94%
Plastic and fiber protective/flexible packaging
  products..............................................          22             22         15          4
Other...................................................           4              2          2          2
                                                                 ---            ---        ---        ---
     Total..............................................         100%           100%       100%       100%
                                                                 ===            ===        ===        ===
SALES BY GEOGRAPHIC AREA(a)
United States...........................................          78%            80%        83%        89%
European Union..........................................          18             17         15          8
Canada..................................................           2              1          1          2
Other areas.............................................           2              2          1          1
                                                                 ---            ---        ---        ---
     Total..............................................         100%           100%       100%       100%
                                                                 ===            ===        ===        ===


-------------------------

(a) See Note 14 to the Combined Financial Statements of The Businesses of Tenneco Packaging included elsewhere in this document for information about foreign and domestic operations.


COMPETITION


     We operate in markets that are highly competitive and face substantial competition throughout all of our product lines from numerous global, national and regional companies, ranging from the largest packaging companies to small, emerging companies. Companies that compete with us may have greater financial and other resources than we do, while others are significantly smaller with lower fixed costs and possibly greater operating flexibility. In addition to price, competition with respect to many of our products is based on quality, service supplier response time and timely and complete order fulfillment. In addition, other packaging producers supply alternative materials and structures and serve different geographic regions through various distribution channels.


INTERNATIONAL


     Packaging operates facilities and sells products in countries throughout the world. As a result, Packaging is subject to risks associated with selling and operating in foreign countries, including devaluations and fluctuations in currency exchange rates, imposition of limitations on conversion of foreign currencies into U.S. dollars or remittance of dividends and other payments by foreign subsidiaries, impositions or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, hyperinflation in foreign countries where Packaging does business, and imposition or increase of investment and other restrictions by foreign governments.


PROPERTIES

  Headquarters Locations

     We lease our executive offices at 1900 West Field Court, Lake Forest, Illinois 60045, and our telephone number at that address is (847) 482-2000.

  Manufacturing and Engineering Facilities


     In North America, we operate 65 facilities in 18 states, Canada and Mexico. Plastic and aluminum disposable foodservice and consumer products, stretch films and building products are manufactured at 25 plants. The protective packaging operations convert paperboard into honeycomb products at 12 plants. An additional 13 plants apply extrusion, foaming and converting technologies to produce clear, foamed, flexible or rigid plastic protective packaging from polystyrene, polyolefins, such as polyethylene and polypropylene, and kraft papers. Molded fiber packaging is produced at seven locations, and an eighth location manufactures tooling for the molded fiber plants. Finally, ovenable paperboard products are manufactured at two facilities. A research and development center for food packaging and process development is located in a new facility in Canandaigua, New York. Design centers for protective and flexible packaging and process development are located in Buffalo Grove, Illinois, Grand Rapids and Troy, Michigan and Santa Fe Springs, California. In addition, we participate in two North American joint ventures, Sentinel Polyolefin LLC and Tenneco Packaging de Mexico.


     We own 24 international manufacturing operations. Eleven protective packaging plants in Belgium, England, France, Germany, Italy, The Netherlands, Poland, Spain and Hungary make plastic air encapsulated bubble and foam sheet products, including mailers. Five flexible products plants in Egypt and Germany make high quality flexible films, bags, labels and pouches, printed and converted paper bags and disposable medical packaging. Omni-Pac is a European subsidiary operation that manufactures molded fiber and cushion packaging with manufacturing facilities in Elsfleth, Germany and Great Yarmouth, England. Our Alupak subsidiary operation in Belp, Switzerland produces smoothwall aluminum portion packs and specialty food packaging applications. Single-use thermoformed plastic food containers and films are manufactured at four facilities in England, Scotland and Wales. We also have a wood products operation in Romania. In addition, we operate or participate in several international joint ventures, including a folding carton plant in Dongguan, China, a recycling venture in Budapest, Hungary and a corrugated converting facility in Shaoxing, China.

     We believe that substantially all of our plants and equipment are, in general, well maintained and in good operating condition. They are considered adequate for present needs, and as supplemented by planned construction, are expected to remain adequate for the near future.

     We are of the opinion that we, or our subsidiaries, have generally satisfactory title to the properties owned and used in our businesses, subject to liens for current taxes and easements, restrictions and other liens which do not materially detract from the value of the properties or our interest in the properties or the use of those properties in our businesses.

RAW MATERIALS


     Plastic resins, such as polystyrene, polyethylene, polypropylene and polyvinyl chloride, aluminum rollstock, linerboard and recycled fiber constitute the principal raw materials used in the manufacture of most of our products. Generally, these raw materials are readily available from a wide variety of suppliers. The costs of these materials may be volatile, and are a function of, among other things, the manufacturing capacity for those materials and the costs of their components, which may also vary. Costs for our plastic resin and recycled fiber tend to fluctuate with economic factors which generally affect us and our competitors. The availability of raw materials was adequate in 1998 and the first three months of 1999 and is expected to remain adequate throughout the remainder of 1999.



ENVIRONMENTAL REGULATION


     The packaging industry, in general, and we are subject to existing and potential federal, state, local and foreign legislation designed to reduce air emissions. In addition, various consumer and special interest groups have lobbied from time to time for the implementation of these and other similar measures. Although we believe that the legislation and regulations promulgated to date and the initiatives to date have not had a material adverse effect on us, we cannot assure you that any such future legislative or regulatory efforts or future initiatives would not have a material adverse effect on us.

OTHER

     As of July 1, 1999, we employed approximately 15,000 people, 14% of whom were covered by collective bargaining agreements. Four of those agreements, covering a total of 247 employees, are scheduled for renegotiation before December 31, 1999. In Europe, approximately 2,240 employees are governed by works councils. We regard our employee relations as generally satisfactory. We own a number of domestic and foreign patents and trademarks and other intellectual property relating to our products which are important to the manufacture, marketing and distribution of our products. In addition, our administrative services operations hold numerous software licenses and own computer equipment.

     Our administrative services operations design, implement and administer administrative service programs and data processing, providing the following services: (a) financial accounting services; (b) employee benefits administration for all major salaried and hourly benefit plans; (c) human resources and payroll services; (d) mainframes and distributed systems operations; (e) telecommunications and network operations and management; (f) help desk support; and (g) disaster recovery support. After the spin-off, Packaging will continue to provide some of these services to Automotive. See "The Spin-off -- Relationship Between Automotive and Packaging After the Spin-off." We are currently analyzing our alternatives with respect to this operation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LEGAL PROCEEDINGS

  Potential Environmental Liability


     See "-- Management's Discussion and Analysis of Financial Condition and Results of Operations" for information about Packaging's potential environmental liability.


     Packaging and its subsidiaries are parties to various other legal proceedings arising from their operations. We believe that the outcome of these other proceedings, individually and in the aggregate, will not have a material adverse effect on our financial position or results of operations.

CONTAINERBOARD PACKAGING INTEREST


     On April 12, 1999, we contributed all of our containerboard packaging business to a new joint venture, in which it now owns a 43 percent common equity interest. For a description of the contribution and Packaging's plans to sell its remaining joint venture interest, see "Unaudited Pro Forma Combined Financial Statements of Packaging" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                   MANAGEMENT

BOARD OF DIRECTORS

     Upon completion of the spin-off, our Board of Directors will consist of six members. Each director will serve an annual term that will expire at our annual shareowners' meeting in each year and until his or her successor has been elected and qualified. Information concerning the individuals who will serve as our directors as of the date of the spin-off is provided below.

     DANA G. MEAD, CHAIRMAN OF THE BOARD -- Mr. Mead is currently the Chairman and Chief Executive Officer of Tenneco and has served as an executive officer of Tenneco since April 1992, when he joined Tenneco as Chief Operating Officer. Prior to joining Tenneco, Mr. Mead served as an Executive Vice President of International Paper Company, a manufacturer of paper, pulp, and wood products, from 1988, and served as Senior Vice President of that company from 1981. He is also a director of Packaging Corporation of America, Textron Inc., Zurich Allied AG, Pfizer Inc. and Newport News Shipbuilding Inc. Mr. Mead is 63 years old and has been a director of Tenneco since 1992. Upon completion of the spin-off, he will resign as Chief Executive Officer of Tenneco, but will continue, on a non-executive basis, as the Chairman of the Board of Automotive and Packaging through March 2000.


     MARK ANDREWS -- Mr. Andrews has been Chairman of Andrews Associates, Inc., a government consulting firm, since February 1987. From 1963 to 1980, he served in the U.S. House of Representatives, and from 1980 to 1986 he served in the U.S. Senate. He is also a director of Union Storage Co. Mr. Andrews is 73 and has been a director of Tenneco since 1987. Mr. Andrews will continue as a director of Automotive upon the spin-off.



     LARRY D. BRADY -- Mr. Brady was President of FMC Corporation, a producer of chemicals and machinery for industry, agriculture, and government, from 1993 to June 1999. In August 1999, he became the President and Chief Operating Officer of UNOVA, Inc., an industrial technologies company. Before 1993, Mr. Brady served in various executive capacities with FMC Corporation for more than five years. Mr. Brady is 56 years old and has been a director of Tenneco since January 1998. Mr. Brady will not be continuing as a director of Automotive after the spin-off.



     ROGER B. PORTER -- Mr. Porter is Director of the Center for Business and Government at Harvard University and is the IBM Professor of Business and Government. Mr. Porter has served on the faculty at Harvard University since 1977. Mr. Porter also held senior economic policy positions in the Ford, Reagan and Bush White Houses, serving as special assistant to the President and executive secretary of the Economic Policy Board from 1974 to 1977, as deputy assistant to the President and director of the White House Office of Policy Development from 1981 to 1985, and as assistant to the President for economic and domestic policy from 1989 to 1993. He is also a director of RightCHOICE Managed Care, Inc., National Life Insurance Company, and Zions Bancorporation. Mr. Porter is 53 years old and has been a director of the Tenneco since January 1998. He will continue as a director of Automotive upon the spin-off.


     PAUL T. STECKO -- Mr. Stecko became the Chief Executive Officer of Packaging Corporation of America, Packaging's containerboard joint venture, in connection with the April 1999 formation of that venture. From November 1998 to April 1999, Mr. Stecko served as President and Chief Operating Officer of Tenneco. From January 1997 to that time, Mr. Stecko served as President and Chief Executive Officer of Packaging. Prior to joining Tenneco, Mr. Stecko spent 16 years with International Paper Company. He is also a director of State Farm Mutual Insurance Company and the Chairman of the Board of Packaging Corporation of America. Mr. Stecko is 54 years old and has been a director of Tenneco since November 1998. He will continue as a director of Automotive upon the spin-off.

     RICHARD L. WAMBOLD -- Mr. Wambold will be the Chief Executive Officer of Packaging upon the spin-off and has been serving as its President since June 1999. From June 1997 to May 1999, he was Executive Vice President and General Manager of Packaging's specialty packaging and consumer products units. Prior to joining Packaging in 1994, Mr. Wambold was Executive Vice President of Case Corporation's construction equipment and worldwide parts business.

EXECUTIVE OFFICERS

     The following table provides information concerning the persons who will serve as our executive officers upon completion of the spin-off. Each of the named persons has been, or before the spin-off will be, elected to the office indicated opposite his name. The executive officers will serve at the discretion of our Board. Officers are elected at the annual meeting of directors held immediately following the annual meeting of shareowners.


                                    AGE AT
             NAME                JUNE 30, 1999                         POSITION
             ----                -------------                         --------
Richard L. Wambold.............       47         Chief Executive Officer
Paul J. Griswold...............       47         Senior Vice President -- Protective and Flexible
                                                 Packaging
James V. Faulkner, Jr. ........       55         Vice President and General Counsel
James D. Morris................       45         Vice President and GM Operations
Peter Lazaredes................       48         Vice President -- Supermarket and Foodservice
                                                 Packaging
[To be provided by
  amendment]...................                  Chief Financial Officer



     RICHARD L. WAMBOLD -- See "-- Board of Directors," above, for information concerning Mr. Wambold.



     PAUL J. GRISWOLD -- Mr. Griswold was named Senior Vice
President -- Protective and Flexible Packaging in May 1997. Since joining Packaging in 1994, he has held various senior management positions in Packaging's protective and flexible packaging units. With over 20 years of packaging-related experience, Mr. Griswold began his career at International Paper Company, holding positions in sales, marketing and operations, and was later Vice President, Packaging for Pepsi Cola International.



     JAMES V. FAULKNER, JR. -- Mr. Faulkner joined Packaging in 1995 as its Vice President and General Counsel. Prior to that he was Vice President -- Law for Tenneco. Mr. Faulkner began his legal career with Lord, Day & Lord and was later Associate General Counsel of Union Pacific Corporation and Senior Vice President of USPCI, a wholly owned subsidiary of Union Pacific. He has 25 years experience in staff and operational legal positions.


     JAMES D. MORRIS -- Mr. Morris will be Vice President and GM Operations upon the spin-off. Since 1995 he has held various senior management positions in Packaging's specialty packaging unit, including oversight of manufacturing, engineering and product development. He also has responsibility for the sales, marketing and business planning of the processor packer operations of the specialty packaging unit. Mr. Morris joined Packaging in connection with its 1995 acquisition of Mobil Plastics. He spent 20 years with Mobil in assignments which included manager of polyethylene manufacturing, regional manufacturing manager and plant manager.

     PETER J. LAZAREDES -- Mr. Lazaredes will be Vice President -- Supermarket and Foodservice Packaging upon the spin-off. Since 1996 he has held various senior management positions in Packaging's speciality packaging unit, including responsibility for the marketing and sales of rigid and flexible containers to the foodservice and institutional markets. Mr. Lazaredes joined Packaging in 1996 from Amoco Foam Products where he was General Manager of the tableware business unit from 1992. He spent 15 years with Amoco in sales and marketing positions for packaging, fabrics and fibers divisions.

STOCK OWNERSHIP OF MANAGEMENT


     The following table shows, as of June 30, 1999, the number of shares of Tenneco common stock beneficially owned by: (1) each person who will be a director of Packaging upon the spin-off; (2) each person who is named in the Summary Compensation Table below; and (3) all persons who will be directors or executive officers of Packaging upon the spin-off, as a group. The table also shows: (a) Tenneco common stock equivalents held by these directors and executive officers under benefit plans; and (2) the total number of shares of Tenneco common stock and common stock equivalents held. Upon the spin-off, holders of Tenneco common stock will receive one share of Packaging common stock for each share of Tenneco common stock held.



                                            SHARES OF            TENNECO       TOTAL TENNECO
                                       TENNECO COMMON STOCK    COMMON STOCK     SHARES AND
DIRECTORS                                 OWNED(1)(2)(3)      EQUIVALENTS(4)    EQUIVALENTS
---------                              --------------------   --------------   -------------
Mark Andrews.........................           14,155              1,600           15,755
Larry D. Brady.......................            2,000              3,381            5,381
Dana G. Mead.........................          765,821             44,737          810,558
Roger B. Porter......................            2,000              3,420            5,420
Paul T. Stecko.......................          314,362                 --          314,362
Richard L. Wambold...................           90,872                 --           90,872

EXECUTIVE OFFICERS
Paul J. Griswold.....................           31,460                 --           31,460
James V. Faulkner, Jr................           22,086                 --           22,086
James D. Morris......................           27,827                 --           27,827
Peter J. Lazaredes...................           17,147                 --           17,147

All executive officers and directors
  as a group.........................        1,287,730(5)          53,138        1,340,868(5)


---------------

(1) Each director and executive officer has sole voting and investment power over the shares beneficially owned (or has the right to acquire shares as described in note (2) below) as set forth in this column, except for: (a) restricted shares; and (b) shares that executive officers and directors have the right to acquire pursuant to stock options. Generally, Tenneco restricted shares will be vested prior to the spin-off. In connection with the spin-off the Tenneco stock options held by the executive officers listed above will be replaced with Packaging stock options which have equivalent economic terms. Tenneco stock options held by directors will be replaced in the same manner, except that one-half of the options held by Messrs. Mead, Andrews and Porter will continue as Tenneco options, adjusted to maintain equivalent economic terms upon the spin-off, and options held by Mr. Stecko will terminate unless exercised prior to the spin-off.



(2) Includes restricted shares. At June 30, 1999, Messrs. Andrews, Mead, Wambold, Griswold, Morris and Lazaredes held 6,547; 66,025; 15,000; 10,000; 5,000; and 5,000 restricted shares, respectively. Also includes shares that are subject to options which are exercisable within 60 days of June 30, 1999 for Messrs. Andrews, Brady, Mead, Porter, Stecko, Wambold, Griswold, Faulkner, Morris and Lazaredes to purchase 2,000; 2,000; 616,176; 2,000; 288,814; 49,077; 19,357; 19,312; 14,993; and 8,603 shares, respectively.



(3) Less than one percent of the outstanding shares of Tenneco common stock.



(4) Common stock equivalents are distributed in shares of Tenneco common stock or, in some circumstances cash after the individual ceases to serve as a director or officer. Common stock equivalents held by directors who are not employees of Tenneco will be vested and distributed prior to the spin-off.



(5) Includes 1,022,332 shares that are subject to options that are exercisable within 60 days of June 30, 1999, by all executive officers and directors as a group, and includes 107,572 restricted shares for all executive officers and directors as a group.


COMMITTEES OF THE BOARD OF DIRECTORS


     Our Board will establish three standing committees as permitted by our Bylaws, which will have the following described responsibilities and authority:



     The Audit Committee, comprised solely of outside directors, will have the responsibility, among other things, to: (1) recommend the selection of our independent public accountants; (2) review and approve the scope of the independent public accountants' audit activity and extent of non-audit services;
(3) review with management and such independent public accountants the adequacy of our basic accounting system and the effectiveness of our internal audit plan and activities; (4) review with management and the independent public accountants our certified financial statements and exercise general oversight of our financial reporting process; and (5) review with us litigation and other legal matters that may affect our financial condition and monitor compliance with our business ethics and other policies.



     The Compensation/Nominating/Governance Committee, comprised solely of outside directors, will have the responsibility, among other things, to: (1) establish the salary rate of officers and employees of Packaging and its subsidiaries; (2) examine periodically our compensation structure; and (3) supervise our welfare and pension plans and compensation plans. It will also have significant corporate governance responsibilities, among other things, to: (a) review and determine the desirable balance of experience, qualifications and expertise among members of the our Board; (b) review possible candidates for membership on our Board and recommend a slate of nominees for election as directors at our annual shareowners' meeting; (c) review the function and composition of the other committees of our Board and recommend membership on these committees; and (d) review the qualifications and recommend candidates for election as our officers.


     The Three-year Independent Director Evaluation Committee, comprised solely of outside directors, will have the responsibility, among other things, to review our Qualified Offer Rights Plan, which will be adopted prior to the spin-off, at least every three years and, if it deems it appropriate, recommend that the full Board modify or terminate that plan.

EXECUTIVE COMPENSATION


     The following table shows the compensation paid by Tenneco and/or its direct and indirect subsidiaries, including Packaging, for 1998, to: (a) the person who will become our Chief Executive Officer upon the spin-off; and (b) each of the persons who will be included among the four most highly compensated executive officers of Packaging upon the spin-off, based on 1998 compensation, other than our Chief Executive Officer. The table shows the amounts paid to these persons for all services provided to Tenneco and its subsidiaries, including Packaging.



                           SUMMARY COMPENSATION TABLE



                                                                                             LONG-TERM
                                                                                           COMPENSATION
                                                      ANNUAL COMPENSATION             -----------------------
                                             --------------------------------------   RESTRICTED
                                                                     OTHER ANNUAL       STOCK                      ALL OTHER
        NAME AND PRINCIPAL POSITION          SALARY(1)    BONUS     COMPENSATION(2)   AWARDS(3)    OPTIONS(4)   COMPENSATION(5)
        ---------------------------          ---------   --------   ---------------   ----------   ----------   ---------------
Richard L. Wambold.........................  $355,472    $220,000      $152,685        $187,800      45,000         $11,643
Chief Executive Officer
Paul J. Griswold...........................  $275,500    $125,000      $ 31,165        $187,800      20,000         $ 9,812
Senior Vice President --
Protective and Flexible Packaging
James V. Faulkner, Jr. ....................  $266,568    $ 82,000      $ 25,760              --      10,000         $17,674
Vice President and
General Counsel
James D. Morris............................  $206,004    $115,000      $ 29,405        $187,800      20,000         $14,139
Vice President and
GM Operations
Peter J. Lazaredes.........................  $182,773    $ 73,000      $ 30,730        $177,800      20,000         $12,704
Vice President --
Supermarket and
Protective Packaging


---------------

(1) Includes base salary plus amounts paid in lieu of matching contributions to the Tenneco Thrift Plan.



(2) Includes amounts attributable to: (a) the value of personal benefits provided by Tenneco to executive officers, such as the personal use of Tenneco-owned property and relocation expenses; (b) reimbursement for taxes; and (c) amounts paid as dividend equivalents on performance share equivalent units ("Dividend Equivalents"). The amount of each personal benefit that exceeds 25% of the estimated value of the total personal benefits provided by Tenneco, reimbursement for taxes, and amounts paid as Dividend Equivalents to the individuals named in the table for 1998 was as follows:
    $58,908 for relocation expenses, $47,171 for reimbursement of taxes, $15,600 in Dividend Equivalents and $30,000 perquisite allowance for Mr. Wambold; $342 for reimbursement of taxes, $10,320 in Dividend Equivalents and $20,000 perquisite allowance for Mr. Griswold; $5,760 in Dividend Equivalents and $20,000 perquisite allowance for Mr. Faulkner; $6,600 in Dividend Equivalents and $20,000 perquisite allowance for Mr. Morris, and $17,530 in relocation expenses, $1,200 in Dividend Equivalents and $12,000 perquisite allowance for Mr. Lazaredes.



(3) Includes the dollar value of grants of restricted shares based on the price of Tenneco common stock on the date of grant. At December 31, 1998, Messrs. Wambold, Griswold, Faulkner, Morris and Lazaredes held 28,000 18,600 4,800 10,500 and 6,000 restricted shares and/or performance share equivalent units, respectively. The value at December 31, 1998 (based on a per share/equivalent unit price of $34.063 on that date) of all restricted shares/performance units held was $953,764 for

    Mr. Wambold, $633,572 for Mr. Griswold, $163,502 for Mr. Faulkner, $357,662 for Mr. Morris and $204,378 for Mr. Lazaredes. Generally, restricted shares and performance share equivalent units will be vested prior to the spin-off. Dividends/Dividend Equivalents will be paid on the restricted shares/performance share equivalent units held by each individual.



(4) In connection with the spin-off, the Tenneco stock options held by the persons listed above will be replaced with options to purchase Packaging common stock, the number and exercise price of which will be adjusted so that the new Packaging options have equivalent economic terms as the old Tenneco options.



(5) Includes amounts attributable during 1998 to benefit plans of Tenneco as follows:



    (a) The amounts contributed pursuant to Tenneco's Thrift Plan for the accounts of Messrs. Wambold, Griswold, Faulkner, Morris and Lazaredes were $10,000; $6,650; $8,000; $10,000 and $10,000, respectively.



    (b) The dollar values paid by Tenneco for insurance premiums under the Tenneco group life insurance plan (including dependent life) for Messrs. Wambold, Griswold, Faulkner, Morris and Lazaredes were $1,643; $3,162; $9,674; $4,139 and $2,704, respectively.



                            OPTIONS GRANTED IN 1998



     The following table shows the number of options to purchase Tenneco common stock that were granted by Tenneco during 1998 to the persons named in the Summary Compensation Table above.



                                 SHARES OF
                                  COMMON             PERCENT OF
                                   STOCK               TOTAL
                                UNDERLYING        OPTIONS GRANTED
                                  OPTIONS       TO TENNECO EMPLOYEES     EXERCISE      EXPIRATION       GRANT DATE
           NAME                GRANTED(#)(1)        IN 1998 (%)         PRICE($)(2)       DATE       PRESENT VALUE(3)
           ----                -------------    --------------------    -----------    ----------    ----------------
Mr. Wambold................       45,000                2.6%              $36.63          2008           $463,050
Mr. Griswold...............       20,000                1.1%              $36.63          2008           $205,800
Mr. Faulkner...............       10,000                 .5%              $36.63          2008           $102,900
Mr. Morris.................       20,000                1.1%              $36.63          2008           $205,800
Mr. Lazaredes..............       10,000                 .5%              $36.63          2008           $102,900
                                  10,000                 .5%              $37.31          2018           $104,500


---------------

(1) In connection with the spin-off, the Tenneco stock options held by the persons listed above will be replaced with options to purchase Packaging common stock, the number and exercise price of the options will be adjusted so that the new Packaging options have equivalent economic terms as the old Tenneco options.



(2) All options were granted with exercise prices equal to 100% of the fair market value on the date of grant.



(3) The Black-Scholes valuation was performed using the following assumptions:
    25.6% volatility, 5.7% risk free interest rate, 3.2% expected dividend rate and 10 year option life. Mr. Lazaredes's option grant that expires in 2018 is valued assuming that such options are exercised by the 10th year.



                            OPTIONS AT 1998 YEAR-END



     The following table shows the number of options to purchase Tenneco common stock held as of December 31, 1998 by the persons named in the Summary Compensation Table above. No Tenneco options were exercised in 1998, and there were no in-the-money options as of December 31, 1998.



                                                                        TOTAL NUMBER OF
                                                                   UNEXERCISED OPTIONS HELD
                                                                    AT DECEMBER 31, 1998(1)
                                                                -------------------------------
                            NAME                                EXERCISABLE       UNEXERCISABLE
                            ----                                -----------       -------------
Mr. Wambold.................................................      29,820             107,023
Mr. Griswold................................................      10,949              58,109
Mr. Faulkner................................................      14,043              31,501
Mr. Morris..................................................       6,662              48,330
Mr. Lazaredes...............................................       5,269              19,634


---------------

(1) In connection with the spin-off, the Tenneco stock options held by the persons listed above will be replaced with options to purchase Packaging common stock, the number and exercise price of which will be adjusted so that the new Packaging options have equivalent economic terms to the old Tenneco options.

                            LONG-TERM INCENTIVE PLAN


                PERFORMANCE SHARE EQUIVALENT UNIT AWARDS IN 1998



     The following table shows information concerning performance-based awards made to the persons named in the Summary Compensation Table above, during 1998 by Tenneco.



                                                   PERFORMANCE
                                   NUMBER OF        OR OTHER              ESTIMATED FUTURE PAYOUTS
                                 SHARES, UNITS    PERIOD UNTIL      UNDER NON-STOCK PRICE BASED PLANS(1)
                                   OR OTHER       MATURATION OR    ---------------------------------------
NAME                             RIGHTS(1)(2)       PAYOUT(3)      THRESHOLD(4)    TARGET(4)    MAXIMUM(4)
----                             -------------    -------------    ------------    ---------    ----------
Mr. Wambold..................         6,500          4 years            25%           100%         150%
Mr. Griswold.................         5,000          4 years            25%           100%         150%
Mr. Faulkner.................         2,400          4 years            25%           100%         150%
Mr. Morris...................         3,000          4 years            25%           100%         150%
Mr. Lazaredes................         1,000          4 years            25%           100%         150%


---------------

(1) Estimated future payouts are based on earnings per share ("EPS") from continuing operations; however, generally, performance share equivalent units will be deemed to be earned at the target level and vested prior to the spin-off.



(2) Each performance share equivalent unit represents one share of Tenneco's common stock that may be earned and the number of performance share equivalent units listed in this column represents the maximum number of performance share equivalent units that may be earned under this award.



(3) Performance share equivalent units are earned at the rate of 25% per year based on achievement of annual EPS goals; however, generally performance share equivalent units will be deemed to be earned at the target level and vested prior to the spin-off.



(4) Represents maximum performance share equivalent units earned where the goals were consistently within the indicated performance range on an individual year and accumulated four-year basis; however, generally performance share equivalent units will be deemed to be earned at the target level and vested prior to the spin-off.



                               PENSION PLAN TABLE



     The following table shows the aggregate estimated annual benefits payable upon normal retirement pursuant to the Tenneco Retirement Plan and the Tenneco Inc. Supplemental Executive Retirement Plan to persons in specified remuneration and years of credited participation classifications. The Tenneco Retirement Plan will be assumed by Packaging in connection with the spin-off, and Packaging will adopt a supplemental executive retirement plan that is substantially identical to Tenneco's current plan.



                                                  YEARS OF CREDITED PARTICIPATION
                                      --------------------------------------------------------
ANNUAL REMUNERATION                      15          20          25          30          35
-------------------                   --------    --------    --------    --------    --------
$250,000..........................    $ 58,928    $ 78,571    $ 98,214    $117,857    $137,500
 300,000..........................      70,714      94,285     117,857     141,428     165,000
 350,000..........................      82,500     110,000     137,500     165,000     192,500
 400,000..........................      94,285     125,714     157,142     188,571     220,000
 450,000..........................     106,071     141,428     176,785     212,142     247,500
 500,000..........................     117,857     157,142     196,428     235,714     275,000
 550,000..........................     129,642     172,857     216,071     259,285     302,500
 600,000..........................     141,428     188,571     235,714     282,857     330,000
 650,000..........................     153,214     204,285     255,357     306,428     357,500
 700,000..........................     165,000     220,000     275,000     330,000     385,000


---------------

(1) The benefits shown above are computed as a straight life annuity and are based on years of credited participation and the employee's average compensation (salary and bonus). These benefits are not subject to any deduction for Social Security or other offset amounts. The years of credited participation for Messrs. Wambold, Griswold, Faulkner, Morris and Lazaredes are 21, 4, 5, 24 and 18, respectively. See the Summary Compensation Table on page 71 for salary and bonus information for these individuals.



(2) If Mr. Wambold completes 5 years of service commencing January 1, 1997 he will be entitled to benefits commencing at age 55 determined by multiplying his average salary plus bonus, determined over a three-year period, by 25% plus 2.5% for each year of service in the period commencing January 1, 1997, up to a maximum of 50%. Mr. Faulkner is entitled to special early retirement benefits and if he remains with Packaging through December 31, 2002 his benefit will be determined by adding three years of participation and age to his actual participation and age.

     Compensation of Directors


     Fee Structure. Following the spin-off, each director who is not also an employee of Packaging or its subsidiaries, an "outside director," will be paid a yearly retainer fee of $35,000 for service on our Board of Directors. In general, 100% of that fee will be paid in the form of stock-settled common stock equivalents (the "directors' stock equivalents"), as described below. A director may elect, however, to have up to 40% or $14,000, of the fee paid in cash. These outside directors will also receive cash attendance fees and committee chair and membership fees, and reimbursement of their expenses for attending meetings of the Board of Directors. Outside directors will receive $1,000 for each meeting of the Board of Directors attended, and each one who serves as a Chairman of the Audit Committee or the Compensation/ Nominating/Governance Committee will be paid a fee of $7,000 per chairmanship. Outside directors who serve as members of these committees will be paid $4,000 per committee membership. Members of the Three-year Independent Director Evaluation Committee will receive $1,000 plus expenses for each meeting of that committee attended.



     Common Stock Equivalents/Options. As described above, all or a portion of an outside director's retainer fee will be paid in common stock equivalent units. These directors' stock equivalents will be payable in shares of our common stock after an outside director ceases to serve as a director. Final distribution of these shares may be made either in a lump sum or in installments over a period of years. The directors' stock equivalents are issued at 100% of the fair market value on the date of the grant. Each outside director will also receive an annual grant of an option to purchase up to 3,000 shares of our common stock as additional incentive compensation. Directors options: (a) will be granted with per share exercise prices equal to 100% of the fair market value of a share of our common stock on the day the option is granted; (b) will have terms of ten years; and (c) will fully vest six months from the grant date. Once vested, the directors options will be exercisable at any time during the option term.



     We expect that restricted shares of Tenneco common stock and director's stock equivalents held by directors will be vested prior to the completion of the spin-off, and these directors will be paid an amount in cash to defray taxes incurred on that vesting.



     Deferred Compensation Plan. We will have a voluntary deferred compensation plan for outside directors. Under this plan, an outside director may elect, prior to the commencement of the next calendar year, to have some or all of the cash portion, that is up to 40% or $14,000, of his or her retainer fee and some or all of his or her meeting fees credited to a deferred compensation account. The plan will provide these directors with various investment options. The investment options will include stock equivalent units of the our common stock, which may be paid out in either cash or shares of our common stock.



     Employment Contracts and Termination of Employment and Change-in-Control Arrangements



     We will maintain a key executive change-in-control severance benefit plan similar to the existing Tenneco plan and incorporating some provisions of the Tenneco benefits protection trust. The purpose of the plan is to enable us to continue to attract, retain and motivate highly qualified employees by eliminating, to the maximum practicable extent, any concern on the part of those employees that their job security or benefit entitlements will be jeopardized by a "change-in-control" of Packaging, as that term will be defined in the plan. The plan will be designed to achieve this purpose through the provision of severance benefits for key employees and officers whose positions are terminated following a change-in-control, as provided in the plan. Under the plan, we expect that Messrs. Wambold, Griswold, Faulkner, Morris and Lazaredes would have become entitled to receive payments from us in the amount of $1,705,200; $1,215,000; $1,076,199; $935,001; and $774,000, respectively, had their positions been terminated on December 31, 1998 following a change-in-control. In addition, restricted shares held in the name of those individuals under the restricted stock plans we will adopt would have automatically reverted to us, and we would have been obliged to pay those individuals the fair market value of the shares. Their performance share equivalent units would also have been fully vested and paid. The spin-off does not constitute a "change-in-control" of Tenneco or Packaging for purposes of the Tenneco or Packaging change-in-control severance benefit plans. The Tenneco benefits protection trust will be terminated prior to the spin-off.

     Benefit Plans Following the Spin-off



     We will succeed to sponsorship of the Tenneco Retirement Plan and the Tenneco Thrift Plan. The plans are qualified under Section 401(a) of the Code. The Tenneco Retirement Plan is a defined benefit pension plan. The Thrift Plan is comprised of 401(k) plans with employer matching contributions as specified in the plans. Packaging will also continue its sponsorship of a defined benefit pension plan covering hourly employees.



     We will also succeed to sponsorship of two non-qualified deferred compensation plans as to our employees or directors (1) the 1997 Tenneco Inc. Board of Directors Deferred Compensation Plan; and (2) the Tenneco Inc. Deferred Compensation Plan. Packaging will succeed to liabilities for benefits under the Tenneco Inc. Supplemental Retirement Plan as to all participants other than those who are employees or former employers of Automotive. The 1997 Tenneco Inc. Board of Directors Deferred Compensation Plan and the Tenneco Inc. Deferred Compensation Plan will be merged as of the spin-off. All of these plans are unfunded; however, we will adopt one or more rabbi trusts, from which assets may be available to pay benefits in specified circumstances.



     We will adopt an executive incentive compensation plan similar to Tenneco's plan to provide annual cash bonuses to eligible employees.



     We will adopt an employee stock purchase plan similar to the one maintained by Tenneco, under which approximately 4,000,000 shares of our common stock will be available for purchase. Tenneco will approve this plan as our sole shareowner prior to the spin-off.



     We will adopt a plan calling for the grant of stock options, restricted stock, performance share equivalent units and other stock rights patterned after the 1996 Tenneco Inc. Stock Ownership Plan. Approximately 20,000,000 shares of our common stock will be available for grant under this plan. This plan will be approved by Tenneco as our sole shareowner prior to the spin-off.


LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Elimination of Liability of Directors

     The Certificate provides that a director of Packaging will not be liable to us or our shareowners for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware ("DGCL") as the same exists or may thereafter be amended. Based on the DGCL, as presently in effect, a director of Packaging will not be personally liable to us or our shareowners for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to Packaging or our shareowners;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions; or

     - for any transactions from which the director derived an improper personal benefit.

     While the Certificate provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate such duty. Accordingly, the Certificate will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions of the Certificate described above apply to an officer of Packaging only if he or she is a director of Packaging and is acting in his or her capacity as director and do not apply to officers of Packaging who are not directors.

     Indemnification of Directors and Officers

     The Bylaws provide that we will indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may thereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of Packaging or, while a director or officer of Packaging, is or was serving at the request of Packaging as a director, officer, employee or agent of another company or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by that Covered Person. The Bylaws also provide that, notwithstanding the foregoing, but except as described in the second following paragraph, we will be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by that Covered Person only if the commencement of the proceeding (or part thereof) by the Covered Person was authorized by our Board.

     The Bylaws further provide that we will pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition; provided, however, that, to the extent required by law, the payment of expenses in advance of the final disposition of the proceeding will be made only upon receipt of an undertaking by that Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under the relevant section of the Bylaws or otherwise.

     Pursuant to the Bylaws, if a claim for indemnification or payment of expenses thereunder is not paid in full within 30 days after a written claim therefor by the Covered Person has been received by Packaging, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, will be entitled to be paid the expense of prosecuting such claim. The Bylaws provide that, in any such action, we will have the burden of proving that the Covered Person is not entitled to the requested indemnification or payment of expenses under applicable law.

     The Bylaws also provide:

     - that the rights conferred on any Covered Person thereby are not exclusive of any other rights which that Covered Person may have or thereafter acquire under any statute, provision of the Certificate, the Bylaws, agreement, vote of shareowners or disinterested directors or otherwise;

     - that our obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another company, partnership, joint venture, trust, enterprise or nonprofit entity will be reduced by any amount that Covered Person may collect as indemnification or advancement of expenses from such other company, partnership, joint venture, trust, enterprise or nonprofit enterprise; and

     - that any repeal or modification of the relevant provisions of the Bylaws will not adversely affect any right or protection thereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

     The Bylaws also expressly state that the provisions thereof will not limit our right, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

                             PRINCIPAL SHAREOWNERS


     All of our capital stock is currently owned by Tenneco. In the spin-off, Tenneco shareowners will receive one share of our common stock per share of Tenneco common stock. The following table sets forth information about those persons that we expect to hold more than 5% of our common stock upon completion of the spin-off. It is based on our knowledge of those persons who owned more than 5% of Tenneco's common stock on June 30, 1999. Before giving effect to the spin-off, the following table sets forth, as of June 30, 1999, the name, address, and Tenneco common stock ownership for each person known by Tenneco to be the beneficial owner of more than five percent of Tenneco's outstanding common stock (the only class of voting securities outstanding).


NAME AND ADDRESS                                            SHARES OF COMMON    PERCENT OF COMMON
OF BENEFICIAL OWNER(1)                                       STOCK OWNED(1)    STOCK OUTSTANDING(1)
----------------------------------------------------------  ----------------   --------------------
Barrow, Hanley, Mewhinney & Strauss, Inc..................     20,761,040(2)          12.18%(2)
  One McKinney Plaza
  3232 McKinney Avenue
  15th Floor
  Dallas, Texas 75204-2429
Morgan Stanley Dean Witter & Co. .........................     10,662,171(3)           6.26%(3)
  1585 Broadway
  New York, New York 10036


------------------------
(1) The foregoing information is based on information contained in filings made with the Securities and Exchange Commission.


(2) Barrow, Hanley, Mewhinney & Strauss, Inc. has indicated that it has sole voting power over 5,104,460 shares, shared voting power over 16,227,200 shares, and sole dispositive power over 20,761,040 shares. Barrow, Hanley also advised Tenneco that it is a registered investment advisor and these shares are held on behalf of various clients.



(3) Morgan Stanley Dean Witter & Co. has indicated that it has sole voting power over 10,504,928 shares.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     Under our Restricted Certificate of Incorporation (the "Certificate"), our authorized capital stock will consist of 350,000,000 shares of common stock and 50,000,000 shares of preferred stock. We will not issue any preferred stock in the spin-off. Based on the number of shares of Tenneco outstanding on June 30, 1999, Tenneco will distribute up to approximately 171,356,195 shares of Packaging common stock in the spin-off. The Certificate provides that Packaging shareowners do not have any preemptive right to subscribe to an additional issue of Packaging stock or to any securities of Packaging convertible into Packaging stock.

PACKAGING COMMON STOCK

     Packaging common shareowners will be entitled to one vote for each share on all matters on which shareowners generally are entitled to vote, and except as otherwise required by law or provided with respect to any series of preferred stock, Packaging common shareowners will possess 100% of the voting power. The Certificate does not provide for cumulative voting.

     Subject to the preferential rights of any outstanding preferred stock, Packaging common shareowners will be entitled to such dividends as may be declared from time to time by the Packaging Board and paid from funds legally available therefor, and Packaging common shareowners will be entitled to receive pro rata all assets of Packaging available for distribution upon liquidation. All shares of Packaging common stock received in the spin-off will be fully paid and nonassessable.

     There is no established public trading market for Packaging common stock, although a "when issued" market is expected to develop prior to the spin-off date. We have applied to the New York Stock Exchange for the listing of Packaging common stock upon official notice of issuance and we expect to receive approval of such listing prior to the spin-off.

     Our dividend policy will be established by our board of directors from time to time. Subject to legal and contractual restrictions, its decisions regarding dividends will be based on all considerations that in its business judgment are relevant at the time, including past and projected earnings, cash flows, economic, business and securities market conditions and anticipated developments concerning our business and operations. We expect that our dividend policy for the foreseeable will be set to approximate the Standard & Poor's 500 average dividend yield. For additional information concerning the payment of dividends by us, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Our cash flow and our consequent ability to pay any dividends on Packaging common stock will be substantially dependent upon our earnings and cash flow available after debt service and the availability of such earnings by way of dividends, distributions, loans and other advances.

     Under the DGCL, we may pay dividends out of "surplus" (as determined in accordance with the DGCL) or, if there is no surplus, out of net profits for the fiscal year in which the dividends are declared and/or the preceding fiscal year (subject to certain restrictions).

     The Certificate provides that the business and affairs of Packaging will be managed by or under the direction of a Board of Directors, consisting of not less than five nor more than sixteen directors, the exact number to be determined from time to time by the Board of Directors.

PACKAGING PREFERRED STOCK

     Under the Certificate, the Packaging Board of Directors is authorized to issue preferred stock, in one or more series, and to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. See "-- Anti-takeover Effects of Certain Provisions."

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS

     The Certificate, the Bylaws, the rights to be issued in accordance with the Qualified Offer Rights Plan and Delaware statutory law contain provisions that could make the acquisition of control of Packaging by means of a tender offer, a proxy contest or otherwise more difficult. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the Certificate, the Bylaws and the Qualified Offer Rights Plan Agreement which are attached as exhibits to our Registration Statement on Form 10 under the Exchange Act relating to our common stock.

     Special Meetings

     The Bylaws provide that, subject to the rights of the holders of any series of preferred stock of Packaging to elect additional directors under specified situations, special meetings of shareowners will be called by the Packaging Board. The business permitted to be conducted at any special meeting of shareowners is limited to the purposes specified in our notice of meeting.

     Advance Notice Provisions for Shareowner Nominations and Shareowner
Proposals

     The Bylaws establish an advance notice procedure for shareowners to make nominations of candidates for election of directors before an annual meeting or special meeting of shareowners or to bring other business before an annual meeting or special meeting of shareowners (the "Shareowner Notice Procedure").

     The Shareowner Notice Procedure provides that nominations of persons for election to the Board of Directors and the proposal of business to be considered by the shareowners may be made at an annual meeting of shareowners only:

     - pursuant to Packaging's notice of meeting;

     - by or at the direction of the Board of Directors; or

     - by any shareowner who was a shareowner of record at the time the requisite notice is delivered, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the Shareowner Notice Procedure.

     Under the Shareowner Notice Procedure, the shareowner must have given timely notice of any nomination or proposal in writing to the Secretary of Packaging. For shareowner notice in respect of the annual meeting of Packaging's shareowners to be timely, the notice must generally be delivered to the Secretary of Packaging not less than 90 days nor more than 120 days prior to the first anniversary of the previous year's annual meeting. The Shareowner Notice Procedure also provides that for the purpose of our first annual meeting of shareowners held after 1999, the anniversary date shall be deemed to be May 11, 1999.

     Under the Shareowner Notice Procedure, a shareowner's notice to Packaging in respect of an annual meeting, must contain the following information:

     - as to each person whom the shareowner proposes to nominate for election as a director all information relating to the person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to the Exchange Act (and the person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

     - as to any other business that the shareowner proposes to bring before the meeting:

      - a brief description of the business desired to be brought before the meeting;

      - the text of the proposal (including the text of any resolutions proposed for consideration and in the event that the business includes a proposal to amend the Bylaws, the language of the proposed amendment);

      - the reasons for conducting the business at the meeting; and

      - any material interest in the business of the shareowner and the beneficial owner, if any, on whose behalf the proposal is made; and

     - as to the shareowner giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

      - the name and address of the shareowner and of the beneficial owner;

      - the class and number of shares of capital stock which are owned beneficially and of record by the shareowner and the beneficial owner;

      - a representation that the shareowner is a holder of record of Packaging stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the business or nomination; and

      - a representation whether the shareowner or the beneficial owner, if any, intends or is part of a group which intends:

        - to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Packaging's capital stock required to approve the proposal or elect the nominee and/or

        - otherwise to solicit proxies from shareowners is support of the proposal or nomination.

     The Shareowner Notice Procedure provides that Packaging may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director.

     The Shareowner Notice Procedure provides that nominations of persons for election to the Board of Directors may be made at a special meeting of shareowners at which directors are to be elected pursuant to Packaging's notice of meeting

     - by or at the direction of the Board of Directors; or

     - provided that the Board of Directors has determined that directors shall be elected at such meeting, by any shareowner who is a shareowner of record at the time the requisite notice is delivered, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in the Shareowner Notice Procedure.

     Under the Shareowner Notice Procedure, the shareowner must have given timely notice thereof in writing to the Secretary of Packaging. For shareowner notice in respect of a special meeting of shareowners at which directors are to be elected to be timely, the notice must be delivered to the Secretary of Packaging not earlier than 120 days prior to such special meeting and not later than the later of 90 days prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The shareowner notice must contain the information required under the Shareowner Notice Procedure in respect of an annual meeting of shareowners.

     The Shareowner Notice Procedure provides that:

     - only the persons who are nominated in accordance with these procedures are eligible to be elected at an annual or special meeting of shareowners to serve as directors and only that business shall be conducted at a meeting of shareowners as shall have been brought before the meeting in accordance with these procedures; and

     - the chairman of the meeting shall have the power and duty:

      - to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed in accordance with these procedures; and

      - if any proposed nomination or business was not made or proposed in compliance with such procedures, to declare that the nomination shall be disregarded or that the proposed business shall not be transacted.

     By requiring advance notice of nominations by shareowners, the Shareowner Notice Procedure will afford the Packaging Board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Packaging Board, to inform shareowners about such qualifications. By requiring advance notice of other proposed business, the Shareowner Notice Procedure will also provide a more orderly procedure for conducting annual meetings of shareowners and, to the extent deemed necessary or desirable by the Packaging Board, will provide the Packaging Board with an opportunity to inform shareowners, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the Packaging Board's position regarding action to be taken with respect to such business, so that shareowners can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

     Although the Bylaws do not give the Packaging Board any power to approve or disapprove shareowner nominations for the election of directors or proper shareowner proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareowner proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to Packaging and its shareowners.

     Record Date Procedure for Shareowner Action by Written Consent

     The Bylaws establish a procedure for the fixing of a record date in respect of action proposed to be taken by Packaging's shareowners by written consent in lieu of a meeting. The Bylaws provide that any person seeking to have the shareowners authorize or take corporate action by written consent without a meeting shall, by written notice, request that a record date be fixed for such purpose. The Packaging Board may fix a record date for such purpose which shall be no more than 10 days after the date upon which the resolution fixing the record date is adopted by the Packaging Board. If the Packaging Board fails within 10 days after Packaging receives such notice to fix a record date for such purpose, the Bylaws provide that the record date shall be the day on which the first written consent is delivered to Packaging unless prior action by the Packaging Board is required under the DGCL, in which event the record date shall be at the close of business on the day on which the Packaging Board adopts the resolution taking such prior action. The Bylaws also provide that the Secretary of Packaging or, under certain circumstances, two inspectors designated by the Secretary shall promptly conduct such ministerial review of the sufficiency of any written consents of shareowners duly delivered to Packaging and of the validity of the action to be taken by shareowner consent as he deems necessary or appropriate.

     Shareowner Meetings

     The Bylaws provide that the Packaging Board and the chairman of a meeting may adopt rules for the conduct of stockholder meetings and specify the types of rules that may be adopted such as:

     - the establishment of an agenda;

     - rules relating to presence at the meeting of persons other than shareowners;

     - restrictions on entry at the meeting after commencement thereof; and

     - the imposition of time limitations for questions by participants at the meeting.

     Preferred Stock

     The Certificate authorizes the Packaging Board to provide for series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

     We believe that the ability of the Packaging Board to issue one or more series of preferred stock will provide Packaging with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by Packaging's shareowners, unless such action is required by the rules of any stock exchange or automated quotation system on which Packaging's securities may be listed or traded. The NYSE currently requires shareowner approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in a 20% increase in the number of shares of common stock outstanding or in the amount of voting securities outstanding. If the approval of Packaging's shareowners is not required for the issuance of shares of preferred stock or Packaging common stock, the Packaging Board may determine not to seek shareowner approval.

     Although the Packaging Board has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Packaging Board will make any determination to issue such shares based on its judgment as to the best interests of Packaging and its shareowners. The Packaging Board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the Packaging Board, including a tender offer or other transaction that some, or a majority, of Packaging's shareowners might believe to be in their best interests or in which shareowners might receive a premium for their stock over the then current market price of such stock.

     Business Combinations

     The Certificate prohibits "Business Combinations" (as defined in the Certificate) with "Interested Stockholders" (as defined in the Certificate) without the approval of the holders of at least 66 2/3% in voting power of the outstanding shares of stock entitled to vote in the election of directors ("Voting Stock") not owned by an Interested Stockholder unless:

     - approved by a majority of the "Continuing Directors" (as defined in the Certificate); or

     - certain detailed requirements have been satisfied as to:

        - the value and type of consideration to be paid to Packaging's shareowners;

        - the maintenance of Packaging's dividend policy;

        - the public disclosure of the Business Combination; and

        - the absence of any major change in Packaging's business or equity capital structure without the approval of a majority of the Continuing Directors.

The Certificate generally defines an "Interested Stockholder" as any person who:

     - is or has announced or publicly disclosed a plan or intention to become the beneficial owner of Voting Stock representing five percent or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock; or

     - is an affiliate or associate of Packaging and at any time within the two-year period immediately prior to the date in question was the beneficial owner of Voting Stock representing five percent or more of the votes entitled to be cast by the holders of all then outstanding shares of Voting Stock.

The Certificate defines a "Continuing Director" as any member of the Packaging Board who is not an affiliate or associate or representative of the Interested Stockholder and was a member of Packaging Board prior to the time that the Interested Stockholder became an Interested Stockholder, and any successor thereto who is not an affiliate or associate or representative of the Interested Stockholder and is recommended or elected to succeed the Continuing Director by a majority of Continuing Directors.

     Amendment of Certain Provisions of the Certificate and By-laws


     Under the DGCL and the Certificate, the Packaging Board or shareowners may amend the Bylaws. The Certificate also provides that any proposal to amend the provisions of the Certificate regarding Business Combinations proposed by or on behalf of an Interested Stockholder requires the affirmative vote of the holders of 66 2/3% in voting power of the outstanding shares of Voting Stock, excluding Voting Stock beneficially owned by any Interested Stockholder, unless the amendment is unanimously recommended by the members of the Packaging Board and each of the members of the Packaging Board qualifies as a Continuing Director. Approval by the Packaging Board, together with the affirmative vote of the holders of a majority in voting power of the outstanding shares of Voting Stock, is required to amend all other provisions of the Certificate. The Business Combination supermajority voting requirement could have the effect of making more difficult any amendment by shareowners of the Business Combination provisions of the Certificate described above, even if a majority of Packaging's shareowners believe that such amendment would be in their best interest.


     Qualified Offer Rights Plan

     Prior to the spin-off, the Packaging Board will adopt a Qualified Offer Rights Plan and cause to be issued, with each share of Packaging common stock to be distributed in the spin-off, one preferred share purchase right (a "Right"). Each Right will entitle the registered holder to purchase from Packaging one one-thousandth of a share of Series A Junior Participating Preferred Stock of
Packaging (the "Series A Junior Preferred Stock") at a price of $          per
one one-thousandth of a share of Series A Junior Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights will be set forth in a Qualified Offer Plan Rights Agreement between Packaging and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent"). The
Rights will expire on           (the "Final Expiration Date"), unless the Final
Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by Packaging, in either case as described below.

     In connection with the adoption of the Qualified Offer Rights Plan, the Packaging Board will also adopt a "TIDE" (Three-year Independent Director Evaluation) mechanism. Under the TIDE mechanism, an independent Packaging Board committee will review, on an ongoing basis, the Qualified Offer Rights Plan and developments in rights plans generally, and, if it deems appropriate, recommend modification or termination of the Qualified Offer Rights Plan. This independent committee will report to the Packaging Board at least every three years as to whether the Qualified Offer Rights Plan continues to be in the best interests of the Packaging shareowners.

     Holders of the Rights cannot exercise the Rights until the "Distribution Date." Under the Qualified Offer Rights Plan, a "Distribution Date" occurs upon the earlier of:

     - 10 days following a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person"; or

     - 10 business days (or such later date as may be determined by action of the Packaging Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of Packaging common stock.

     Except in certain situations, a person or group of affiliated or associated persons becomes an "Acquiring Person" upon acquiring beneficial ownership of 20% or more of the outstanding shares of Packaging common stock. Until the Distribution Date, the Rights will be evidenced by Packaging common stock certificates.

     Holders of the Rights cannot exercise the Rights in connection with a "Qualified Offer," which:



     - is an all-cash tender offer for all outstanding Packaging common stock that is fully financed and that remains open for a period of at least 60 business days;



     - results in the offeror owning at least 85% of the outstanding shares of Packaging common stock after consummation of the offer (excluding certain shares);


     - assures a prompt second-step acquisition of shares not purchased in the initial offer at the same price as the initial offer; and

     - meets certain other requirements.

     The Qualified Offer Rights Plan provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with Packaging common stock. Until the Distribution Date (or earlier expiration of the Rights), new Packaging common stock certificates issued after the Record Date upon transfer or new issuances of Packaging common stock will contain a notation incorporating the Qualified Offer Rights Plan by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Packaging common stock outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the shares of Packaging common stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of Packaging common stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.


     The Qualified Offer Rights Plan provides that the Purchase Price payable, and the number of shares of Series A Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights shall adjust from time to time to prevent dilution:


     - in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Junior Preferred Stock;

     - upon the grant to holders of the Series A Junior Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Junior Preferred Stock at a price, or securities convertible into Series A Junior Preferred Stock with a conversion price, less than the then-current market price of the Series A Junior Preferred Stock; or

     - upon the distribution to holders of the Series A Junior Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series A Junior Preferred Stock) or of subscription rights or warrants (other than those referred to above).


     The Qualified Offer Rights Plan provides that the number of outstanding Rights shall adjust in the event of a stock dividend on Packaging's common stock payable in shares of Packaging common stock or subdivisions, consolidations or combinations of Packaging's common stock occurring, in any such case, prior to the Distribution Date.



     The terms of the shares of Series A Junior Preferred Stock do not vest Packaging with the authority to redeem such shares. Each share of Series A Junior Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of:


     - $          per share; and

     - 1000 times the dividend declared per share of Packaging common stock.

     In the event of liquidation, dissolution or winding up of Packaging, the holders of the Series A Junior Preferred Stock will be entitled to a minimum preferential payment of the greater of:

     - $     per share (plus any accrued but unpaid dividends); and

     - 1000 times the payment made per share of Packaging common stock.

     Each share of Series A Junior Preferred Stock will have 1000 votes, voting together with the Packaging common stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Packaging common stock are converted or exchanged, each share of Series A Junior Preferred Stock will be entitled to receive 1000 times the amount received per share of Packaging common stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Series A Junior Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Series A Junior Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Packaging common stock.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights the Acquiring Person may beneficially own (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Packaging common stock having a market value of two times the exercise price of the Right.

     In the event that, after a person or group has become an Acquiring Person, a person acquires Packaging in a merger or other business combination transaction or Packaging sells 50% or more of its consolidated assets or earning power, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom Packaging has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Packaging common stock, the Packaging Board may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Packaging common stock or Series A Junior Preferred Stock (or a series of Packaging's preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Packaging common stock, or a fractional share of Series A Junior Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Series A Junior Preferred Stock or Packaging common stock will be issued (other than fractions of Series A Junior Preferred Stock which are integral multiples of one one-thousandth of a share of Series A Junior Preferred Stock, which may, at Packaging's election be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Series A Junior Preferred Stock or Packaging common stock.

     At any time prior to the time an Acquiring Person becomes such, the Packaging Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") payable, at Packaging's option in cash, shares of Packaging common stock or such other form of consideration as the Packaging Board shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Packaging Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, Packaging may, except with respect to the Redemption Price, amend the Qualified Offer Rights Plan in any manner. After the Rights are no longer redeemable, Packaging may, except with respect to the Redemption Price, amend the Qualified Offer Rights Plan in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a Packaging shareowner, including, without limitation, the right to vote or to receive dividends.

     A copy of the Qualified Offer Rights Plan Agreement is being filed with the Securities and Exchange Commission as an Exhibit to Packaging's Registration Statement on Form 10. A copy of the Qualified Offer Rights Plan Agreement is available free of charge from Packaging. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Qualified Offer Rights Plan, as the same may be amended from time to time, which is hereby incorporated herein by reference. The Rights are being registered under the Exchange Act, together with Packaging common stock, pursuant to such Registration Statement. In the event that the Rights become exercisable, Packaging will register the shares of Packaging Junior Preferred Stock for which the Rights may be exercised, in accordance with applicable law.

     Anti-takeover Legislation

     Section 203 of the DGCL provides that, subject to certain exceptions specified therein, a corporation shall not engage in any "business combination" with any "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless:

     - prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

     - on or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Section 203 of the DGCL generally defines an "interested stockholder" to include:

     - any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

     - the affiliates and associates of any such person.

     Section 203 of the DGCL generally defines a "business combination" to include:

     - mergers and sales or other dispositions of 10% or more of the assets of the corporation with or to an interested stockholder;

     - certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries;

     - certain transactions which would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholder; and

     - receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges, or other financial benefits.

     Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the certificate of incorporation or shareowner-adopted by-laws may exclude a corporation from the restrictions imposed thereunder. Neither the Certificate nor the Bylaws exclude Packaging from the restrictions imposed under
Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring Packaging to negotiate in advance with the Packaging Board since the stockholder approval requirement would be avoided if the Packaging Board approves, prior to the time the shareowner becomes an interested stockholder, either the business combination or the transaction which results in the shareowner becoming an interested stockholder.

                             ADDITIONAL INFORMATION


     Tenneco is (and, following the spin-off, Automotive and Packaging will be) subject to the informational requirements of the Exchange Act. Under the Exchange Act, Tenneco files (and Automotive and Packaging will file) reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission" or "SEC"). You may inspect and copy the reports, proxy statements and other information filed by Tenneco (and to be filed by Automotive and Packaging) with the SEC at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's Regional Offices, including the following: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. You may obtain copies of such information by mail at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W. Street, N.W., Washington, D.C. 20549 or accessed electronically on the SEC's Web site at (http://www.sec.gov). Packaging common stock is expected to approved for listing on the New York Stock Exchange and reports and other information concerning Packaging may then be inspected at the New York Stock Exchange offices, 20 Broad Street, New York, New York, 10005.


     We intend to furnish holders of Packaging common stock with annual reports containing consolidated financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent public accounting firm, as well as quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.


     We have filed with the SEC a Registration Statement on Form 10 under the Exchange Act covering Packaging common stock and the associated Rights.



     THIS INFORMATION STATEMENT DOES NOT CONTAIN ALL OF THE INFORMATION IN THE REGISTRATION STATEMENT AND THE RELATED EXHIBITS AND SCHEDULES. THIS INFORMATION STATEMENT SUMMARIZES THE PROVISIONS OF THE CONTRACTS, AGREEMENTS OR OTHER DOCUMENTS THAT IT REFERS YOU TO. FOR MORE INFORMATION AS TO THESE MATTERS, YOU SHOULD READ THE APPLICABLE EXHIBIT OR SCHEDULE TO THE REGISTRATION STATEMENT. YOU MAY INSPECT THE REGISTRATION STATEMENT AND THE RELATED EXHIBITS FILED BY PACKAGING WITH THE SEC AT THE PUBLIC REFERENCE FACILITIES OF THE SEC LISTED ABOVE.


     No person is authorized to give any information or to make any representations with respect to the matters described in this Information Statement other than those contained herein or in the documents incorporated by reference herein and, if given or made, such information or representation must not be relied upon as having been authorized by Packaging or Tenneco. Neither the delivery of this Information Statement nor consummation of the spin-off contemplated hereby shall, under any circumstances, create any implication that there has been no change in the affairs of Packaging or Tenneco since the date hereof, or that the information herein is correct as of any time subsequent to its date.

             INDEX TO COMBINED FINANCIAL STATEMENTS AND SCHEDULE OF
                      THE BUSINESSES OF TENNECO PACKAGING


                                                              PAGE
                                                              ----
Report of independent public accountants....................  F-2
Combined statements of income for each of the three years in the period ended December 31, 1998, and the six months
  ended June 30, 1999 (unaudited) and 1998 (unaudited)......  F-3
Combined balance sheets -- December 31, 1998 and 1997, and
  June 30, 1999 (unaudited).................................  F-4
Combined statements of cash flows for each of the three
  years in the period ended December 31, 1998, and the six
  months ended June 30, 1999 (unaudited) and 1998
  (unaudited)...............................................  F-5
Statements of changes in combined equity for each of the
  three years in the period ended December 31, 1998, and six months ended June 30, 1999 (unaudited)....................  F-6
Statements of comprehensive income for each of the three
  years in the period ended December 31, 1998, and the six
  months ended June 30, 1999 (unaudited) and 1998
  (unaudited)...............................................  F-7
Notes to combined financial statements......................  F-8
Financial statement schedule -- Valuation and Qualifying
  Accounts..................................................  S-1

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Tenneco Inc.:

     We have audited the accompanying combined balance sheets of the Businesses of Tenneco Packaging (see Note 1) as of December 31, 1998 and 1997, and the related combined statements of income, cash flows, changes in combined equity and comprehensive income for each of the three years in the period ended December 31, 1998. These combined financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Businesses of Tenneco Packaging as of December 31, 1998 and 1997, and the results of their combined operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

     As discussed in Note 3 to the combined financial statements, in the fourth quarter of 1997, the Businesses of Tenneco Packaging changed their method of accounting for certain costs incurred in connection with information technology transformation projects.

     Our audits were made for the purpose of forming an opinion on the basic combined financial statements taken as a whole. The supplemental schedule listed in the index to the combined financial statements and schedule is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic combined financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic combined financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic combined financial statements of the Businesses of Tenneco Packaging taken as a whole.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
July 2, 1999

                      THE BUSINESSES OF TENNECO PACKAGING

                         COMBINED STATEMENTS OF INCOME
                      (MILLIONS EXCEPT PER SHARE AMOUNTS)


                                                                                         SIX MONTHS
                                                    YEARS ENDED DECEMBER 31,           ENDED JUNE 30,
                                                   --------------------------    --------------------------
                                                    1998      1997      1996        1999           1998
                                                    ----      ----      ----        ----           ----
                                                                                        (UNAUDITED)
REVENUES
  Net sales and operating revenues --
     Specialty.................................    $2,785    $2,553    $1,987      $1,404         $1,361
     Other.....................................         6        10        --          --             10
                                                   ------    ------    ------      ------         ------
                                                    2,791     2,563     1,987       1,404          1,371
  Gain (loss) on sale of businesses and assets,
     net.......................................        (9)       --        15         (21)            (1)
  Other income, net............................         6         6        34           3              9
                                                   ------    ------    ------      ------         ------
                                                    2,788     2,569     2,036       1,386          1,379
                                                   ------    ------    ------      ------         ------
COSTS AND EXPENSES
  Cost of sales (exclusive of depreciation
     shown below)..............................     1,870     1,796     1,417         924            931
  Engineering, research, and development.......        33        34        22          18             13
  Selling, general, and administrative.........       427       270       232         206            174
  Depreciation and amortization................       175       163       131          94             88
                                                   ------    ------    ------      ------         ------
                                                    2,505     2,263     1,802       1,242          1,206
                                                   ------    ------    ------      ------         ------
INCOME BEFORE INTEREST EXPENSE, INCOME TAXES,
  AND MINORITY INTEREST........................       283       306       234         144            173
     Interest expense (net of interest
       capitalized)............................       133       124       102          68             67
     Income tax expense........................        67        75        67          24             37
     Minority interest.........................         1         1        --          --             --
                                                   ------    ------    ------      ------         ------
INCOME FROM CONTINUING OPERATIONS..............        82       106        65          52             69
Income (loss) from discontinued operations, net
  of income tax................................        57        21        71        (163)            37
                                                   ------    ------    ------      ------         ------
Income (loss) before extraordinary loss........       139       127       136        (111)           106
Extraordinary loss, net of income tax..........        --        --        (2)         (7)            --
                                                   ------    ------    ------      ------         ------
Income (loss) before cumulative effect of
  change in accounting principle...............       139       127       134        (118)           106
Cumulative effect of change in accounting
  principle, net of income tax.................        --       (38)       --         (32)            --
                                                   ------    ------    ------      ------         ------
NET INCOME (LOSS)..............................    $  139    $   89    $  134      $ (150)        $  106
                                                   ======    ======    ======      ======         ======
EARNINGS (LOSS) PER SHARE
Basic earnings per share of common stock --
  Continuing operations........................    $  .49    $  .63    $  .38      $  .31         $  .41
  Discontinued operations......................       .34       .12       .42        (.98)           .22
  Extraordinary loss...........................        --        --      (.01)       (.04)            --
  Cumulative effect of change in accounting
     principle.................................        --      (.23)       --        (.19)            --
                                                   ------    ------    ------      ------         ------
                                                   $  .83    $  .52    $  .79      $ (.90)        $  .63
                                                   ======    ======    ======      ======         ======
Diluted earnings per share of common stock --
  Continuing operations........................    $  .49    $  .63    $  .38      $  .31         $  .41
  Discontinued operations......................       .34       .12       .42        (.98)           .22
  Extraordinary loss...........................        --        --      (.01)       (.04)            --
  Cumulative effect of change in accounting
     principle.................................        --      (.23)       --        (.19)            --
                                                   ------    ------    ------      ------         ------
                                                   $  .83    $  .52    $  .79      $ (.90)        $  .63
                                                   ======    ======    ======      ======         ======


  The accompanying notes to combined financial statements are an integral part of these combined statements of income.

                      THE BUSINESSES OF TENNECO PACKAGING

                            COMBINED BALANCE SHEETS
                                   (MILLIONS)


                                                                  DECEMBER 31,
                                                                ----------------     JUNE 30,
                                                                 1998      1997        1999
                                                                 ----      ----      --------
                                                                                    (UNAUDITED)
                           ASSETS
Current assets:
  Cash and temporary cash investments.......................    $    7    $   11      $   18
  Receivables --
     Customer notes and accounts, net.......................       336       301         320
     Affiliated companies...................................        44        74          20
     Income taxes...........................................        15        36           7
     Other..................................................        52        10          28
  Inventories...............................................       412       404         447
  Deferred income taxes.....................................         6        41          46
  Prepayments and other.....................................        45        47          26
                                                                ------    ------      ------
                                                                   917       924         912
                                                                ------    ------      ------
Other assets:
  Long-term notes receivable, net...........................        22        21          16
  Goodwill and intangibles, net.............................     1,052     1,009       1,028
  Pension assets............................................       742       654         795
  Other.....................................................       143       129         107
                                                                ------    ------      ------
                                                                 1,959     1,813       1,946
                                                                ------    ------      ------
Plant, property, and equipment, at cost.....................     2,057     1,856       2,025
  Less -- Reserves for depreciation and amortization........       501       398         530
                                                                ------    ------      ------
                                                                 1,556     1,458       1,495
                                                                ------    ------      ------
Net assets of discontinued operations.......................       366       423         133
                                                                ------    ------      ------
                                                                $4,798    $4,618      $4,486
                                                                ======    ======      ======
LIABILITIES AND COMBINED EQUITY
Current liabilities:
  Short-term debt (including current maturities on long-term
     debt)..................................................    $  595    $  158      $  367
  Payables --
     Trade..................................................       255       252         257
     Affiliated companies...................................         6         6         100
  Taxes accrued.............................................        13        12          14
  Accrued liabilities.......................................       188       192         215
  Other.....................................................        85       124         107
                                                                ------    ------      ------
                                                                 1,142       744       1,060
                                                                ------    ------      ------
Long-term debt..............................................     1,312     1,492       1,494
                                                                ------    ------      ------
Deferred income taxes.......................................       291       270         380
                                                                ------    ------      ------
Postretirement benefits.....................................       163       114         149
                                                                ------    ------      ------
Deferred credits and other liabilities......................       100       144          49
                                                                ------    ------      ------
Commitments and contingencies
Minority interest...........................................        14        15          14
                                                                ------    ------      ------
Combined equity.............................................     1,776     1,839       1,340
                                                                ------    ------      ------
                                                                $4,798    $4,618      $4,486
                                                                ======    ======      ======


  The accompanying notes to combined financial statements are an integral part of these combined balance sheets.

                      THE BUSINESSES OF TENNECO PACKAGING

                       COMBINED STATEMENTS OF CASH FLOWS
                                   (MILLIONS)


                                                                   YEARS ENDED          SIX MONTHS
                                                                  DECEMBER 31,        ENDED JUNE 30,
                                                              ---------------------   ---------------
                                                              1998    1997    1996     1999     1998
                                                              ----    ----    ----     ----     ----
                                                                                        (UNAUDITED)
OPERATING ACTIVITIES
Income from continuing operations...........................  $  82   $ 106   $  65   $    52   $  69
Adjustments to reconcile income from continuing operations
  to cash provided (used) by continuing operations --
    Depreciation and amortization...........................    175     163     131        94      88
    Deferred income taxes...................................     77     118       4        89      27
    (Gain) loss on sale of businesses and assets, net.......      9      --     (15)       21       1
    Allocated interest, net of tax..........................     85      78      63        44      44
    Changes in components of working capital --
       (Increase) decrease in receivables...................     28      (1)    (59)     (103)     37
       (Increase) decrease in inventories...................      8     (12)     (5)      (45)     (5)
       (Increase) decrease in prepayments and other current
         assets.............................................     (1)    (30)      8         1      (5)
       Increase (decrease) in payables......................    (13)    (44)     13       (44)    (21)
       Increase (decrease) in taxes accrued.................    (23)    (36)     40         1      (6)
       Increase (decrease) in interest accrued..............     --      (1)     (1)       (1)     --
       Increase (decrease) in other current liabilities.....     35      (5)     (8)       (2)      9
    Other...................................................    (90)    (38)     30       (90)    (58)
                                                              -----   -----   -----   -------   -----
Cash provided (used) by continuing operations...............    372     298     266        17     180
Cash provided (used) by discontinued operations.............    205     107      (3)      (62)    108
                                                              -----   -----   -----   -------   -----
Net cash provided (used) by operating activities............    577     405     263       (45)    288
                                                              -----   -----   -----   -------   -----
INVESTING ACTIVITIES
Net proceeds related to the sale of discontinued
  operations................................................     --      10     123       306      --
Net proceeds from sale of businesses and assets.............     22      14      23        28      12
Expenditures for plant, property, and equipment.............   (194)   (229)   (216)      (75)   (101)
Acquisitions of businesses and assets.......................   (101)   (285)   (323)       (2)    (58)
Expenditures for plant, property, and equipment and business
  acquisitions -- discontinued operations...................   (203)   (108)   (169)   (1,129)    (51)
Investments and other.......................................    (38)    (56)   (107)        6     (23)
                                                              -----   -----   -----   -------   -----
Net cash provided (used) by investing activities............   (514)   (654)   (669)     (866)   (221)
                                                              -----   -----   -----   -------   -----
FINANCING ACTIVITIES
Issuance of long-term debt..................................      3       4      --     1,760       2
Retirement of long-term debt................................    (18)    (18)     (7)      (29)    (14)
Net increase (decrease) in short-term debt excluding current
  maturities on long-term debt..............................      4     (78)    (16)       (1)      5
Cash contributions from (distributions to) Tenneco..........    (56)    331     422      (810)    (59)
                                                              -----   -----   -----   -------   -----
Net cash provided (used) by financing activities............    (67)    239     399       920     (66)
                                                              -----   -----   -----   -------   -----
Effect of foreign exchange rate changes on cash and
  temporary cash investments................................     --      (1)     (1)        2      --
                                                              -----   -----   -----   -------   -----
Increase (decrease) in cash and temporary cash
  investments...............................................     (4)    (11)     (8)       11       1
Cash and temporary cash investments, beginning of period....     11      22      30         7      11
                                                              -----   -----   -----   -------   -----
Cash and temporary cash investments, end of
  period....................................................  $   7   $  11   $  22   $    18   $  12
                                                              =====   =====   =====   =======   =====
Cash paid during the period for interest....................  $   6   $   9   $   8   $     2   $   4
Cash paid during the period for income taxes (net of
  refunds)..................................................  $  21   $ (68)  $  60   $    17   $  10
NON-CASH INVESTING AND FINANCING ACTIVITIES
Common equity interest received related to the sale of
  containerboard operations.................................  $  --   $  --   $  --   $   194   $  --
Principal amount of long-term debt assumed by buyers of
  containerboard operations.................................  $  --   $  --   $  --   $(1,760)  $  --


-------------------------
Note: Cash and temporary cash investments include highly liquid investments with a maturity of three months or less at the date of purchase.

  The accompanying notes to combined financial statements are an integral part of these combined statements of cash flows.

                      THE BUSINESSES OF TENNECO PACKAGING

                    STATEMENTS OF CHANGES IN COMBINED EQUITY
                                   (MILLIONS)


                                                        YEARS ENDED DECEMBER 31,
                                                       --------------------------     SIX MONTHS ENDED
                                                        1998      1997      1996       JUNE 30, 1999
                                                        ----      ----      ----      ----------------
                                                                                        (UNAUDITED)
Balance, January 1.................................    $1,839    $1,843    $1,531          $1,776
  Net income (loss)................................       139        89       134            (150)
  Accumulated other comprehensive income (loss)....        22       (24)       (7)            (29)
  Allocated interest, net of tax...................       111       102        86              49
  Change in allocated corporate debt...............      (333)     (549)     (137)            573
  Cash contributions from (distributions to)
     Tenneco.......................................       (56)      331       422            (810)
  Noncash contributions from (distributions to)
     Tenneco.......................................        54        47      (186)            (69)
                                                       ------    ------    ------          ------
Balance, end of period.............................    $1,776    $1,839    $1,843          $1,340
                                                       ======    ======    ======          ======


The accompanying notes to combined financial statements are an integral part of these
                   statements of changes in combined equity.

                      THE BUSINESSES OF TENNECO PACKAGING


               COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                   (MILLIONS)


                                                                      YEARS ENDED DECEMBER 31,
                                    ---------------------------------------------------------------------------------------------
                                                1998                            1997                            1996
                                    -----------------------------   -----------------------------   -----------------------------
                                     ACCUMULATED                     ACCUMULATED                     ACCUMULATED
                                        OTHER                           OTHER                           OTHER
                                    COMPREHENSIVE   COMPREHENSIVE   COMPREHENSIVE   COMPREHENSIVE   COMPREHENSIVE   COMPREHENSIVE
                                       INCOME          INCOME          INCOME          INCOME          INCOME          INCOME
                                    -------------   -------------   -------------   -------------   -------------   -------------
NET INCOME (LOSS).................                      $139                            $ 89                            $134
                                                        ----                            ----                            ----
ACCUMULATED OTHER COMPREHENSIVE
  INCOME:
  CUMULATIVE TRANSLATION
    ADJUSTMENT
  Balance, January 1..............      $(21)                           $  3                             $10
    Translation of foreign
      currency statements.........        24              24             (25)            (25)             (6)             (6)
    Hedges of net investment in
      foreign subsidiaries........        --              --               2               2              (2)             (2)
    Income tax benefit
      (expense)...................        --              --              (1)             (1)              1               1
                                        ----                            ----                             ---
  Balance, end of period..........         3                             (21)                              3
                                        ----                            ----                             ---
  ADDITIONAL MINIMUM PENSION
    LIABILITY ADJUSTMENT
  Balance, January 1..............        --                              --                              --
    Additional minimum pension
      liability adjustment........        (4)             (4)             --              --              --              --
    Income tax benefit
      (expense)...................         2               2              --              --              --              --
                                        ----                            ----                             ---
  Balance, end of period..........        (2)                             --                              --
                                        ----                            ----                             ---
Balance, end of period............      $  1                            $(21)                            $ 3
                                        ====            ----            ====            ----             ===            ----
Other comprehensive income
  (loss)..........................                        22                             (24)                             (7)
                                                        ----                            ----                            ----
COMPREHENSIVE INCOME (LOSS).......                      $161                            $ 65                            $127
                                                        ====                            ====                            ====



                                                                                SIX MONTHS ENDED JUNE 30,
                                                              -------------------------------------------------------------
                                                                          1999                            1998
                                                              -----------------------------   -----------------------------
                                                               ACCUMULATED                     ACCUMULATED
                                                                  OTHER                           OTHER
                                                              COMPREHENSIVE   COMPREHENSIVE   COMPREHENSIVE   COMPREHENSIVE
                                                                 INCOME          INCOME          INCOME          INCOME
                                                              -------------   -------------   -------------   -------------
                                                                                       (UNAUDITED)
NET INCOME (LOSS)...........................................                      $(150)                          $106
                                                                                  -----                           ----
ACCUMULATED OTHER COMPREHENSIVE INCOME:
  CUMULATIVE TRANSLATION ADJUSTMENT
  Balance, January 1........................................      $  3                            $(21)
    Translation of foreign currency statements..............       (29)             (29)            (5)             (5)
    Hedges of net investment in foreign subsidiaries........        --               --             --              --
    Income tax benefit (expense)............................        --               --             --              --
                                                                  ----                            ----
  Balance, end of period....................................       (26)                            (26)
                                                                  ----                            ----
  ADDITIONAL MINIMUM PENSION LIABILITY ADJUSTMENT
  Balance, January 1........................................        (2)                             --
    Additional minimum pension liability adjustment.........        --               --             --              --
    Income tax benefit (expense)............................        --               --             --              --
                                                                  ----                            ----
  Balance, end of period....................................        (2)                             --
                                                                  ----                            ----
Balance, end of period......................................      $(28)                           $(26)
                                                                  ====            -----           ====            ----
Other comprehensive income (loss)...........................                        (29)                            (5)
                                                                                  -----                           ----
COMPREHENSIVE INCOME (LOSS).................................                      $(179)                          $101
                                                                                  =====                           ====


  The accompanying notes to combined financial statements are an integral part of these combined statements of comprehensive income (loss).

                      THE BUSINESSES OF TENNECO PACKAGING

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     The accompanying combined financial statements represent the financial position, results of operations, and cash flows for all of the Businesses of Tenneco Packaging ("Packaging") owned directly or indirectly by Tenneco Inc. ("Tenneco") and its subsidiaries (see "Control" below). Packaging includes the assets, liabilities, and operations of Tenneco's specialty packaging and paperboard packaging businesses as well as Tenneco's corporate and administrative service operations.

     Unless the context otherwise requires, the term "Tenneco" refers to: (i) for periods prior to the spin-off, as defined below, Tenneco's automotive and packaging businesses, and administrative service operations and (ii) for periods after the spin-off, Tenneco's automotive business.

2. STRATEGIC ALTERNATIVES ANALYSIS

     In July 1998, Tenneco's Board of Directors authorized management to develop a broad range of strategic alternatives which could result in the separation of the automotive, paperboard packaging, and specialty packaging businesses. As part of that strategic alternatives analysis, Tenneco has taken the following actions:

     - In January 1999, Tenneco reached an agreement to contribute the containerboard assets of its paperboard packaging segment to a new joint venture with an affiliate of Madison Dearborn Partners, Inc. The contribution to the joint venture was completed in April 1999. Tenneco received consideration of cash and debt assumption totaling approximately $2 billion and a 45 percent common equity interest in the joint venture (now 43 percent due to subsequent management equity issuances) valued at approximately $200 million.

     - In April 1999, Tenneco reached an agreement to sell the paperboard packaging segment's other assets, its folding carton operation, to Caraustar Industries. This transaction closed in June 1999.

     - Also in April 1999, Tenneco announced that its Board of Directors had approved the separation of its automotive and packaging businesses into two separate, independent companies.

     - In June 1999, Tenneco's Board of Directors approved a plan to sell Packaging's remaining interest in its containerboard joint venture. Packaging expects the sale to be completed before the spin-off discussed below.

     As a result of the decision to sell Packaging's remaining interest in the containerboard joint venture, Packaging's paperboard packaging segment is presented as a discontinued operation in the accompanying combined financial statements. Reference is made to Note 7 for information related to discontinued operations.

     The separation of Tenneco's automotive and packaging businesses will be accomplished by the spin-off of the common stock of Packaging to Tenneco shareowners (the "Spin-off"). At the time of the Spin-off, Packaging will include Tenneco's specialty packaging business, Tenneco's administrative services operations, and the remaining interest in the containerboard joint venture if the sale has not been completed. Tenneco and Packaging are, however, currently analyzing the alternatives with regard to the administrative services operations.


     Before the Spin-off, Tenneco will realign substantially all of its existing debt through some combination of tender offers, exchange offers, prepayments and other refinancings. The debt realignment will be financed by internally generated cash, borrowings by Tenneco under a new credit facility, the issuance by Tenneco of subordinated debt, and borrowings by Packaging under new credit facilities.



     The Spin-off is subject to conditions, including formal declaration of the Spin-off by the Tenneco Board of Directors, Tenneco's receipt, and the continued effectiveness of a determination that the Spin-off

                      THE BUSINESSES OF TENNECO PACKAGING
will be tax-free for U.S. federal income tax purposes and the successful completion of the debt realignment and corporate restructuring transactions. In August 1999, Tenneco received a letter ruling from the Internal Revenue Service that the Spin-off will be tax-free for U.S. federal income tax purposes to Tenneco and its shareowners (unaudited).


     Packaging will modify or enter into certain contractual agreements with Tenneco related to becoming a separate publicly held company. These agreements include a distribution agreement, a tax sharing agreement, a human resources agreement, an insurance agreement, and a transition services agreement.

     These agreements will provide, among other things, that (i) Packaging will become the sponsor of the Tenneco Retirement Plan, the Tenneco Supplemental Executive Retirement Plan, and the Tenneco Thrift Plan; and (ii) Packaging will provide certain administrative services, including payroll, accounts payable, benefits administration, accounting, and travel-related services to Tenneco for a specified period of time.

3. SUMMARY OF ACCOUNTING POLICIES

  Control

     All of the outstanding common stock of Packaging is owned directly or indirectly by Tenneco. Thus, Packaging is under the control of Tenneco.

  Unaudited Interim Information


     The unaudited interim combined financial statements as of June 30, 1999, and for the six month periods ended June 30, 1999 and 1998, included herein, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of Packaging's management, the unaudited interim combined financial statements contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The interim financial results are not necessarily indicative of operating results for an entire year.


  Income Taxes

     Packaging utilizes the liability method of accounting for income taxes whereby it recognizes deferred tax assets and liabilities for the future tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts in the combined financial statements. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period. The estimates utilized in the recognition of deferred tax assets are subject to revision in future periods based on new facts or circumstances.

     Packaging and Tenneco, together with certain of their respective subsidiaries which are owned 80% or more, have entered into an agreement to file a consolidated U.S. federal income tax return. This agreement provides, among other things, that (1) each company in a taxable income position will be currently charged with an amount equivalent to its U.S. federal income tax computed on a separate return basis and (2) each company in a tax loss position will be reimbursed currently. The income tax amounts reflected in the combined financial statements of Packaging under the provisions of the tax sharing arrangement are not materially different from the income taxes which would have been provided had Packaging filed a separate tax return. Under the tax sharing agreement, Tenneco pays all U.S. federal taxes directly and bills or refunds, as applicable, its subsidiaries for the applicable portion of the total tax payments. Cash taxes paid in the combined statements of cash flows include payments to Tenneco for U.S. federal income taxes.

                      THE BUSINESSES OF TENNECO PACKAGING

     Packaging does not provide for U.S. federal income taxes on unremitted earnings of foreign subsidiaries as it is the present intention of management to reinvest the unremitted earnings in its foreign operations. Unremitted earnings of foreign subsidiaries are approximately $95 million at December 31, 1998. It is not practicable to determine the amount of U.S. federal income taxes that would be payable upon remittance of the assets that represent those earnings.

     In connection with the Spin-off, the current tax sharing agreement will be cancelled, and Packaging will enter into a new tax sharing agreement with Tenneco. The tax sharing agreement will provide, among other things, for the allocation of taxes among the parties of tax liabilities arising prior to, as a result of, and subsequent to the Spin-off. Generally, Packaging will be liable for taxes imposed on it and its affiliates engaged in the packaging business. In the case of U.S. federal income taxes imposed on the combined activities of the consolidated group, Packaging will generally be liable to Tenneco for U.S. federal income taxes attributable to its activities.

  Changes in Accounting Principles

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes new accounting and reporting standards requiring that all derivative instruments (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting treatment. This statement cannot be applied retroactively and is effective for all fiscal years beginning after June 15, 2000. Packaging is currently evaluating the new standard but has not yet determined the impact it will have on its financial position or results of operations.


     In April 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities," which requires costs of start-up activities to be expensed as incurred. This statement is effective for fiscal years beginning after December 15, 1998. The statement requires previously capitalized costs related to start-up activities to be expensed as a cumulative effect of a change in accounting principle when the statement is adopted. Packaging previously capitalized certain costs in connection with the start-up of certain new foreign operations and its shared administrative service operations. Packaging adopted SOP 98-5 on January 1, 1999, and recorded an after-tax charge for the cumulative effect of this change in accounting principle upon adoption of $32 million (net of a $9 million tax benefit), or $.19 per diluted common share. The change in accounting principle decreased the loss before cumulative effect of change in accounting principle by $4 million (net of $2 million in income tax expense), or $.02 per diluted common share for the six months ended June 30, 1999. If the new accounting method had been applied retroactively, net income for the six months ended June 30, 1998, and the years ended December 31, 1998, 1997, and 1996, would have been lower by $7 million (net of a $5 million tax benefit), or $.04 per diluted common share, $14 million (net of a $8 million tax benefit), or $.08 per diluted common share, $7 million (net of a $3 million tax benefit), or $.04 per diluted common share, and $7 million (net of a $4 million tax benefit), or $.04 per diluted common share.


     In March 1998, the AICPA issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which establishes new accounting and reporting standards for the costs of computer software developed or obtained for internal use. This statement requires prospective application for fiscal years beginning after December 15, 1998. Packaging adopted SOP 98-1 on January 1,

                      THE BUSINESSES OF TENNECO PACKAGING

1999. The impact of this new standard did not have a significant effect on Packaging's financial position or results of operations.

     As required by the FASB's Emerging Issues Task Force ("EITF") Issue 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract that Combines Business Process Reengineering and Information Technology Transformation," Packaging recorded an after-tax charge of $38 million (net of a tax benefit of $24 million), or $.23 per diluted common share in the fourth quarter of 1997. EITF Issue 97-13 establishes the accounting treatment and an allocation methodology for certain consulting and other costs incurred in connection with information technology transformation efforts. This charge was reported as a cumulative effect of change in accounting principle.

  General and Administrative Expenses


     Included in the "Selling, general and administrative" caption in the Combined Statements of Income for 1998, 1997, and 1996, is $70 million, $49 million, and $51 million, respectively, which represents Packaging's share of Tenneco's corporate general and administrative costs for legal, financial, communication, and other administrative services. The allocation of Tenneco's corporate general and administrative expenses is based on estimated levels of effort devoted to Tenneco's various operations and the relative size of these operations based on revenues, gross property, and payroll. Packaging's management believes the method for allocating corporate general and administrative expenses is reasonable. Also included in the "Selling, general and administrative" caption is $55 million, $22 million, and $7 million, for 1998, 1997, and 1996, respectively, related to administrative service operations which has not been allocated among Tenneco's various operations. Packaging estimates that, had it operated as a separate, stand-alone entity and had the administrative service operations costs been allocated based on a usage charge, its annual costs for these services would have been lower by approximately $40 million (unaudited) for the year ended December 31, 1998, $27 million (unaudited) for the year ended December 31, 1997, and $18 million (unaudited) for the year ended December 31, 1996.


  Sales of Receivables


     Packaging sells trade receivables to a third party in the ordinary course of business. At December 31, 1998 and 1997, $140 million and $130 million, respectively, and $119 million at June 30, 1999, of its outstanding trade receivables had been sold. Sales of trade receivables are reflected as a reduction of customer notes and accounts receivable in the accompanying combined balance sheets and the proceeds received are included in cash flows from operating activities in the accompanying combined statements of cash flows.


  Inventories

     At December 31, 1998 and 1997, inventory by major classification was as follows:

                                                                1998      1997
                                                                ----      ----
                                                                  (MILLIONS)
Finished goods..............................................    $246      $265
Work in process.............................................      51        22
Raw materials...............................................      63        85
Materials and supplies......................................      52        32
                                                                ----      ----
                                                                $412      $404
                                                                ====      ====

     Inventories are stated at the lower of cost or market. A portion of total inventories (61% and 43% at December 31, 1998 and 1997, respectively) is valued using the "last-in, first-out" method. All other

                      THE BUSINESSES OF TENNECO PACKAGING
inventories are valued on the "first-in, first-out" ("FIFO") or "average" methods. If the FIFO or average method of inventory accounting had been used by Packaging for all inventories, inventories would have been approximately $30 million lower and $2 million higher at December 31, 1998 and 1997, respectively.

  Goodwill and Intangibles, Net

     At December 31, 1998 and 1997, goodwill and intangibles, net of amortization, by major category were as follows:

                                                                 1998        1997
                                                                 ----        ----
                                                                    (MILLIONS)
Goodwill....................................................    $  695      $  662
Trademarks..................................................       177         182
Patents.....................................................       149         157
Other.......................................................        31           8
                                                                ------      ------
                                                                $1,052      $1,009
                                                                ======      ======

     Goodwill is being amortized on a straight-line basis over 40 years. Such amortization amounted to $17 million, $21 million, and $12 million for 1998, 1997, and 1996, respectively, and is included in the combined statements of income caption, "Depreciation and amortization."

     Packaging has capitalized certain intangible assets, primarily trademarks and patents, based on their estimated fair value at date of acquisition. Amortization is provided on these intangible assets on a straight-line basis over periods ranging from 5 to 40 years. Such amortization amounted to $18 million, $17 million, and $17 million in 1998, 1997, and 1996, respectively, and is included in the combined statements of income caption, "Depreciation and amortization."

  Plant, Property, and Equipment, at Cost

     At December 31, 1998 and 1997, plant, property, and equipment, at cost, by major category was as follows:

                                                                 1998        1997
                                                                 ----        ----
                                                                    (MILLIONS)
Land, buildings, and improvements...........................    $  446      $  389
Machinery and equipment.....................................     1,481       1,339
Other, including construction in progress...................       130         128
                                                                ------      ------
                                                                $2,057      $1,856
                                                                ======      ======

     Depreciation of Packaging's properties is provided on a straight-line basis over the estimated useful lives of the assets. Useful lives range from 10 to 40 years for buildings and improvements and from 3 to 25 years for machinery and equipment.

  Other Long-Term Assets

     Packaging previously capitalized certain costs in connection with the start-up of certain new foreign operations and its shared administrative service operations. The start-up costs are amortized over the periods benefited, generally three to five years. Start-up costs capitalized, net of amortization, at December 31, 1998 and 1997, were $41 million and $20 million, respectively. Packaging adopted a new accounting standard in the first quarter of 1999, which requires these costs to be expensed. Refer to "Changes in Accounting Principles" discussed previously in this footnote.

                      THE BUSINESSES OF TENNECO PACKAGING

     Packaging capitalizes certain costs related to the purchase and development of software which is used in its business operations. The costs attributable to these software systems are amortized over their estimated useful lives, ranging from 3 to 12 years, based on various factors such as the effects of obsolescence, technology, and other economic factors. Capitalized software development costs, net of amortization, were $140 million and $104 million at December 31, 1998 and 1997, respectively. As described previously in this footnote, Packaging adopted a new accounting standard related to accounting for the costs of computer software developed for internal use. The impact of this new standard did not have a significant effect on Packaging's financial position or results of operations.


  Environmental Liabilities

     Expenditures for ongoing compliance with environmental regulations that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments indicate that remedial efforts are probable and the costs can be reasonably estimated. Estimates of the liability are based upon currently available facts, existing technology, and presently enacted laws and regulations taking into consideration the likely effects of inflation and other societal and economic factors. All available evidence is considered including prior experience in remediation of contaminated sites, other companies' clean-up experience, and data released by the United States Environmental Protection Agency or other organizations. These estimated liabilities are subject to revision in future periods based on actual costs or new information. These liabilities are included in the balance sheet at their undiscounted amounts. Recoveries are evaluated separately from the liability and, when assured, are recorded and reported separately from the associated liability in the combined financial statements. For further information on this subject, refer to Note 15, "Commitments and Contingencies."

  Earnings Per Share

     In connection with the Spin-off, Tenneco shareowners will receive one share of Packaging common stock for each share of Tenneco common stock outstanding. Accordingly, basic and diluted earnings per share for Packaging have been calculated using Tenneco's historical weighted average shares outstanding and weighted average shares outstanding adjusted to include estimates of additional shares that would be issued if potentially dilutive common shares had been issued, respectively. Potentially dilutive securities include stock options, restricted stock and performance shares.

     Tenneco's basic and diluted average common shares outstanding are as follows:


                                                                                 SIX MONTHS
                                       YEARS ENDED DECEMBER 31,                ENDED JUNE 30,
                                ---------------------------------------   -------------------------
                                   1998          1997          1996          1999          1998
                                   ----          ----          ----          ----          ----
Basic.........................  168,505,573   170,264,731   169,609,373   166,937,362   169,341,555
Diluted.......................  168,834,531   170,801,636   170,526,112   167,319,412   169,936,676


  Research and Development

     Research and development costs are expensed as incurred. Research and development expenses were $25 million, $29 million, and $19 million for 1998, 1997, and 1996, respectively, and are included in the combined statements of income caption "Engineering, research, and development."

                      THE BUSINESSES OF TENNECO PACKAGING

  Foreign Currency Translation

     Financial statements of international operations are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the weighted average exchange rate for each applicable period for revenues, expenses, and gains and losses. Translation adjustments are reflected in the combined balance sheet caption "Combined equity."

  Risk Management Activities

     Packaging from time to time uses derivative financial instruments, principally foreign currency forward purchase and sale contracts with terms of less than one year, to hedge its exposure to changes in foreign currency exchange rates. Net gains or losses on these foreign currency exchange contracts that are designated as hedges are recognized in the combined statements of income to offset the foreign currency gain or loss on the underlying transaction. Packaging has from time to time also entered into forward contracts to hedge its net investment in foreign subsidiaries. The after-tax net gains or losses on these contracts are recognized on the accrual basis in the combined balance sheet caption "Combined equity." In the statement of cash flows, cash receipts or payments related to these exchange contracts are classified consistent with the cash flows from the transaction being hedged.

     Packaging does not currently enter into derivative financial instruments for speculative purposes.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of Packaging's assets, liabilities, revenues, and expenses. Reference is made to the "Income Taxes" and "Environmental Liabilities" sections of this footnote and Notes 13 and 15 for additional information on significant estimates included in Packaging's combined financial statements.

4. RESTRUCTURING AND OTHER CHARGES


     In the fourth quarter of 1998, Tenneco's Board of Directors approved an extensive restructuring plan designed to reduce administrative and operational overhead costs in every part of Tenneco's business. As a result, Packaging recorded a pre-tax charge to income from continuing operations of $32 million, $20 million after-tax or $.12 per diluted common share. Of the pre-tax charge, $10 million relates to operational restructuring actions and $22 million relates to a staff and cost reduction plan, which covers employees in both the operating unit and corporate operations.



     The operational restructuring plans for Packaging involve the elimination of production lines at two plants resulting in the elimination of 104 positions. Additionally, Packaging intends to exit four joint ventures. The staff and cost reduction plan involves the elimination of 184 administrative positions in Packaging's business unit and in Packaging's corporate operations.



     The fixed assets for the production lines to be eliminated, as well as the joint venture investments, were written down to their fair value, less costs to sell, in the fourth quarter of 1998. Fair value for the production lines was estimated at scrap value less removal costs. Fair value for the joint ventures were determined to be zero as Packaging is relinquishing their interest. No significant net cash proceeds are expected to be received from the ultimate disposal of these assets which should be complete by the fourth quarter of 1999. The effect of suspending depreciation for the production lines is approximately $1 million on an annual basis.

                      THE BUSINESSES OF TENNECO PACKAGING

     As of December 31, 1998, and June 30, 1999, approximately 158 and 233 employees, respectively, have been terminated. This restructuring is being executed according to Packaging's initial plan and Packaging expects to complete all restructuring actions by the fourth quarter of 1999.



     In the first quarter of 1999, in connection with Packaging's contribution of its containerboard assets to a new joint venture, Tenneco adopted a plan to realign its headquarters functions. This plan involves the severance of approximately 40 employees, and the closing of the Greenwich, Connecticut headquarters facility. Tenneco reached an agreement to sell its headquarters facility in Greenwich and recorded an impairment charge based on the selling price, less costs to sell. The carrying value of the facility before the impairment was $43 million. Annual depreciation expense was reduced by approximately $3 million as a result of the sale. The charge for this plan was recorded in Packaging's corporate operations in the amount of $29 million pre-tax, $17 million after-tax, or $.10 per diluted common share. Packaging collected approximately $30 million in the second quarter of 1999 related to the sale of these assets.


     Amounts related to the restructuring plans described above are shown in the following table:


                                                                                        SIX MONTHS ENDED
                                                                                          JUNE 30, 1999
                                                                               -----------------------------------
                              1998                   CHARGED     BALANCE AT                               CHARGED    BALANCE AT
                          RESTRUCTURING     CASH     TO ASSET   DECEMBER 31,   RESTRUCTURING     CASH     TO ASSET    JUNE 30,
                             CHARGE       PAYMENTS   ACCOUNTS       1998          CHARGE       PAYMENTS   ACCOUNTS      1999
                          -------------   --------   --------   ------------   -------------   --------   --------   ----------
                                                                       (MILLIONS)
Severance...............       $20          $ 5        $--          $15             $16          $12        $--         $19
Asset impairments.......        12           --         12           --              13           --         13          --
                               ---          ---        ---          ---             ---          ---        ---         ---
                               $32          $ 5        $12          $15             $29          $12        $13         $19
                               ===          ===        ===          ===             ===          ===        ===         ===


5. TRANSACTIONS WITH TENNECO

 Combined Equity


     The "Combined equity" caption in the accompanying combined financial statements represents Tenneco's cumulative net investment in the combined businesses of Packaging. Changes in the "Combined equity" caption represent the net income (loss) of Packaging, net cash and noncash contributions from (distributions to) Tenneco, accumulated other comprehensive income, changes in allocated corporate debt, and allocated corporate interest, net of tax. Reference is made to the statements of changes in combined equity for an analysis of the activity in the "Combined equity" caption for the three years ended December 31, 1998, and six months ended June 30, 1999.


 Corporate Debt and Interest Allocation

     Tenneco's historical practice has been to incur indebtedness for its consolidated group at the parent company level or at a limited number of subsidiaries, rather than at the operating company level, and to centrally manage various cash functions. Consequently, corporate debt of Tenneco and its related interest expense have been allocated to Packaging based on the portion of Tenneco's investment in Packaging which is deemed to be debt, generally based upon the ratio of Packaging's net assets to Tenneco consolidated net assets plus debt. Interest expense was allocated at a rate equivalent to the weighted-average cost of all corporate debt, which was 7.0%, 7.4%, and 8.3% for 1998, 1997, and 1996, respectively. Total pre-tax interest expense allocated to Packaging in 1998, 1997, and 1996 was $130 million, $120 million, and $99 million, respectively. Packaging has also been allocated tax benefits approximating 35% of the allocated pre-tax interest expense. Although interest expense, and the related tax effects, have been allocated to Packaging for financial reporting on a historical basis, Packaging has not been billed for these amounts. The changes in allocated corporate debt and the after-tax allocated interest have been included as a component of Packaging's combined equity. Although management believes that the

                      THE BUSINESSES OF TENNECO PACKAGING
historical allocation of corporate debt and interest is reasonable, it is not necessarily indicative of Packaging's debt upon completion of the realignment of Tenneco's debt nor debt and interest that will be incurred by Packaging as a separate public entity.

     A portion of the corporate debt of Tenneco and its related interest expense allocated to Packaging has also been allocated to discontinued operations based on the ratio of the discontinued operations' net assets to Packaging's combined net assets plus debt.

  Notes and Advances Receivable from Tenneco

     "Cash contributions from (distributions to) Tenneco" in the Statements of Changes in Combined Equity consist of net cash changes in notes and advances receivable with Tenneco which have been included in combined equity. Historically, Tenneco has utilized notes and advances to centrally manage cash funding requirements for its consolidated group.


     Noncash contributions from (distributions to) Tenneco result primarily from transfers of assets and liabilities to or from Tenneco, such as transfers of acquired net assets and tax assets and liabilities.


     At December 31, 1998 and 1997, Packaging had a note receivable from Tenneco totaling $476 million and $496 million, respectively, which is payable on demand and is included as a component of Packaging's combined equity.

  Accounts Receivable and Accounts Payable -- Affiliated Companies

     Receivables -- Affiliated companies relates to general and administrative costs incurred by Packaging and allocated to affiliates. Payables -- Affiliated companies relates to billings for costs incurred by affiliates and allocated to Packaging. Reference is made to Note 3 for a discussion of the types of such costs allocated to Packaging.

  Employee Benefits

     Certain employees of Packaging participate in the Tenneco employee stock option and employee stock purchase plans. The Tenneco employee stock option plan provides for the grant of Tenneco common stock options and other stock awards at a price not less than market value at the date of grant. The Tenneco employee stock purchase plan allows employees to purchase Tenneco common stock at a 15% discount subject to certain thresholds. Packaging expects to establish similar plans for its employees after the Spin-off. In connection with the Spin-off, outstanding options to Tenneco common stock held by Packaging employees will be replaced by options of Packaging so as to preserve the aggregate value of the options held prior to the Spin-off. Employees of Packaging also participate in certain Tenneco postretirement and pension plans. Reference is made to Notes 11 and 13 for a further discussion of these plans.

6. ACQUISITIONS

     During 1998, Packaging made three acquisitions for approximately $101 million.

     In March 1997, Packaging entered into an agreement to acquire the protective and flexible packaging division of N.V. Koninklijke KNP BT ("KNP"), a Dutch distribution, paper, and packaging firm, for approximately $380 million including debt assumed and preferred stock of a subsidiary issued to the seller. The KNP acquisition was completed in late April 1997.

     In June 1996, Packaging entered into an agreement to acquire Amoco Foam Products for $310 million. Amoco Foam Products manufactures expanded polystyrene tableware, hinged-lid food containers, packaging trays, and industrial products for residential and commercial construction applications. Packaging closed the acquisition of Amoco Foam Products in August 1996.

                      THE BUSINESSES OF TENNECO PACKAGING

     All of the acquisitions discussed above have been accounted for as purchases; accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based on their fair values. The excess of the purchase price over the fair value of the net assets acquired is included in the combined balance sheet caption "Goodwill and intangibles, net."

7. DISCONTINUED OPERATIONS AND EXTRAORDINARY LOSS

  Discontinued Operations

     In January 1999, Tenneco reached an agreement to contribute the containerboard assets of its paperboard packaging segment to a new joint venture with an affiliate of Madison Dearborn Partners, Inc. The contribution to the joint venture was completed in April 1999. Tenneco received consideration of cash and debt assumption totaling approximately $2 billion plus a 45 percent common equity interest in the joint venture (now 43 percent due to subsequent management equity issuances) valued at approximately $200 million. The containerboard assets contributed to the joint venture represented substantially all of the assets of Packaging's paperboard packaging segment and included four mills, 67 corrugated products plants, and an ownership or leasehold interest in approximately 950,000 acres of timberland. Prior to the transaction, Packaging borrowed approximately $1.8 billion and used approximately $1.2 billion of those borrowings to acquire assets used by the containerboard business under operating leases and timber cutting rights and to purchase containerboard business accounts receivable that had previously been sold to a third party. The remainder of the borrowings was remitted to Tenneco and used to repay a portion of Tenneco's short-term debt. Packaging then contributed the containerboard business assets (subject to the new indebtedness and the containerboard business liabilities) to the joint venture in exchange for $247 million in cash and the 45 percent interest in the joint venture. As a result of the transaction, Packaging recognized a pre-tax loss of $293 million, $178 million after-tax or $1.07 per diluted common share, in the first quarter of 1999, based on the amount by which the carrying amount of the containerboard assets exceeded the fair value of those assets, less cost to sell. The estimate of fair value of the containerboard assets was based on the fair value of the consideration received by Tenneco from the joint venture.

     In June 1999, Tenneco's Board of Directors approved a plan to sell Packaging's remaining interest in its containerboard joint venture. Packaging expects the sale to be completed before the Spin-off. As a result of the decision to sell the remaining interest in the containerboard joint venture, Packaging's paperboard packaging segment is presented as a discontinued operation in the accompanying combined financial statements.


     In April 1999, Tenneco reached an agreement to sell the paperboard packaging segment's other assets, its folding carton operations, to Caraustar Industries. Packaging received cash proceeds of $73 million from this transaction which closed in June 1999. As a result of the sale transaction, Packaging recognized a pre-tax gain of $14 million, $9 million after-tax or $.05 per diluted share and is included in discontinued operations in the second quarter of 1999.

                      THE BUSINESSES OF TENNECO PACKAGING

     Net assets as of December 31, 1998, 1997, and 1996, and results of operations for the years then ended for the paperboard packaging segment were as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                               1998     1997     1996
                                                              ------   ------   ------
                                                                     (MILLIONS)
Net assets at the end of the period (Note)..................  $  366   $  423   $  459
                                                              ======   ======   ======
Net sales and operating revenues............................  $1,570   $1,431   $1,605
                                                              ======   ======   ======
Income before income taxes and interest allocation..........  $  131   $   63   $  152
Income tax (expense) benefit................................     (48)     (19)     (60)
                                                              ------   ------   ------
Income before interest allocation...........................      83       44       92
Allocated interest expense, net of income tax (Note)........     (26)     (23)     (21)
                                                              ------   ------   ------
Income from discontinued operations.........................  $   57   $   21   $   71
                                                              ======   ======   ======

-------------------------

Note: Net assets of discontinued operations includes allocated corporate debt of $548 million, $473 million and $394 million as of December 31, 1998, 1997 and 1996, respectively. Reference is made to Note 5, "Transactions with Tenneco -- Corporate Debt and Interest Allocation," for a discussion of the allocation of corporate debt and interest expense to discontinued operations.

  Extraordinary Loss

     In the first quarter of 1999, Packaging recorded an extraordinary loss for extinguishment of debt of $7 million (net of a $3 million income tax benefit) or $.04 per diluted common share. The loss related to early retirement of debt in connection with the sale of the containerboard assets.

8. LONG-TERM DEBT, SHORT-TERM DEBT, AND FINANCING ARRANGEMENTS

  Long-Term Debt

     A summary of long-term debt outstanding and allocated long-term corporate debt obligations at December 31, 1998 and 1997, is set forth in the following table:

                                                                 1998      1997
                                                                 ----      ----
                                                                   (MILLIONS)
Notes due 1999 through 2016, average effective interest rate
  9.5% in 1998 and 10% in 1997..............................    $   22    $   20
Less -- current maturities..................................         1         1
                                                                ------    ------
                                                                    21        19
Allocated corporate debt obligations, average effective
  interest rate 7.0% in 1998 and 7.4% in 1997...............     1,291     1,473
                                                                ------    ------
Total long-term debt........................................    $1,312    $1,492
                                                                ======    ======

     The aggregate maturities and sinking fund requirements applicable to the issues outstanding at December 31, 1998, are $1 million, $3 million, $4 million, $5 million, and $2 million for 1999, 2000, 2001, 2002, and 2003, respectively.

     Reference is made to Note 5 for a discussion of allocated corporate debt obligations.

                      THE BUSINESSES OF TENNECO PACKAGING

  Short-Term Debt

     Packaging uses lines of credit and overnight borrowings to finance certain of its short-term capital requirements. Information regarding short-term debt as of and for the years ended December 31, 1998 and 1997, are as follows:

                                                                 1998          1997
                                                              -----------   -----------
                                                                CREDIT        CREDIT
                                                              AGREEMENTS*   AGREEMENTS*
                                                              -----------   -----------
                                                                (DOLLARS IN MILLIONS)
Outstanding borrowings at end of year.......................      $11           $ 1
Weighted average interest rate on outstanding borrowings at
  end of year...............................................     18.7%          7.1%
Approximate maximum month-end outstanding borrowings during
  year......................................................      $37           $26
Approximate average month-end outstanding borrowings during
  year......................................................      $18            $9
Weighted average interest rate on approximate average
  month-end outstanding borrowings during year..............     18.4%         17.5%

-------------------------
* Includes borrowings under both committed credit facilities and uncommitted lines of credit and similar arrangements.

     Packaging was allocated short-term corporate debt obligations of $583 million at December 31, 1998, and $156 million at December 31,1997. Reference is made to Note 5 for a discussion of allocated corporate debt obligations.

9. FINANCIAL INSTRUMENTS

  Asset and Liability Instruments

     The fair value of cash and temporary cash investments, short and long-term receivables, and accounts payable, and short-term debt (before allocation of corporate debt to Packaging from Tenneco) was considered to be the same as or was not determined to be materially different from the carrying amount.

     The long-term debt reflected in the Combined Balance Sheets primarily represents corporate debt allocated to Packaging from Tenneco. As such, an estimate of fair value has not been provided. The fair value of other long-term debt is not materially different from the carrying amount.

  Instruments With Off-Balance-Sheet Risk


     Foreign Currency Contracts -- Note 3, "Summary of Accounting
Policies -- Risk Management Activities" describes Tenneco's use of and accounting for foreign currency exchange contracts. Packaging currently manages its exposure to changes in foreign currency rates by making loans with a Tenneco affiliate in the functional currency of the operating company concerned. The Tenneco affiliate then integrates all of Tenneco's foreign currency denominated loans and enters into foreign currency forward purchase and sale contracts to mitigate its net exposure to changes in foreign exchange rates. For most operating companies third party trade receivables and payables are maintained in the functional currency. From time to time Packaging may enter into foreign currency forward purchase and sale contracts with terms of less than one year to mitigate its exposure to changes in exchange rates on foreign currency third party trade receivables and payables. At December 31, 1998, Packaging had purchase contracts of approximately $1 million, primarily in U.S. dollars, and sell contracts of approximately $1 million, primarily in British pounds. At December 31, 1997, Packaging had purchase contracts of approximately $2 million, primarily in Belgian francs and German marks, and sell contracts of approximately $2 million, primarily in British pounds and French francs. At June 30, 1999, Packaging's purchase and sell contracts were not significant.

                      THE BUSINESSES OF TENNECO PACKAGING

10. INCOME TAXES

     The domestic and foreign components of income from continuing operations before income taxes are as follows:

                                                                  YEARS ENDED DECEMBER 31,
                                                                  ------------------------
                                                                  1998      1997      1996
                                                                  ----      ----      ----
                                                                         (MILLIONS)
U.S. income before income taxes.............................      $108      $139      $108
Foreign income before income taxes..........................        42        43        24
                                                                  ----      ----      ----
Income before income taxes..................................      $150      $182      $132
                                                                  ====      ====      ====

     Following is a comparative analysis of the components of income tax expense applicable to continuing operations:

                                                                        YEARS ENDED
                                                                        DECEMBER 31,
                                                                  ------------------------
                                                                  1998      1997      1996
                                                                  ----      ----      ----
                                                                         (MILLIONS)
Current --
  U.S.......................................................      $(11)     $(57)     $45
  State and local...........................................        (2)        9       15
  Foreign...................................................         3         5        3
                                                                  ----      ----      ---
                                                                   (10)      (43)      63
                                                                  ----      ----      ---
Deferred --
  U.S.......................................................        59       101        3
  Foreign, state and other..................................        18        17        1
                                                                  ----      ----      ---
                                                                    77       118        4
                                                                  ----      ----      ---
Income tax expense..........................................      $ 67      $ 75      $67
                                                                  ====      ====      ===

     Current income tax expense for the years ended December 31, 1998, 1997, and 1996, include tax benefits of $45 million, $41 million, and $34 million, respectively, related to the allocation of corporate interest expense to Packaging from Tenneco. See Note 5.

     Following is a reconciliation of income taxes computed at the statutory U.S. federal income tax rate (35% for all years presented) to the income tax expense reflected in the combined statements of income:

                                                                        YEARS ENDED
                                                                        DECEMBER 31,
                                                                  ------------------------
                                                                  1998      1997      1996
                                                                  ----      ----      ----
                                                                         (MILLIONS)
Tax expense computed at the statutory U.S. federal income
  tax rate..................................................      $ 53      $ 64      $46
Increases (reductions) in income tax expense resulting from:
  Foreign income taxed at different rates and foreign losses
     with no tax benefit....................................         1        (8)      (1)
  State and local taxes on income, net of U.S. federal
     income tax benefit.....................................         3        18       10
  Amortization of nondeductible goodwill....................         5         4        4
  Other.....................................................         5        (3)       8
                                                                  ----      ----      ---
Income tax expense..........................................      $ 67      $ 75      $67
                                                                  ====      ====      ===

                      THE BUSINESSES OF TENNECO PACKAGING

     The components of Packaging's net deferred tax liability were as follows:

                                                                 DECEMBER 31,
                                                                --------------
                                                                1998      1997
                                                                ----      ----
                                                                  (MILLIONS)
Deferred tax assets --
  Tax loss carryforwards:
     U.S. ..................................................    $ 95      $ 46
     State and local........................................       7        --
     Foreign................................................      13         4
  Postretirement benefits other than pensions...............      13        23
  Other.....................................................      26        24
  Valuation allowance.......................................      (8)       (4)
                                                                ----      ----
       Net deferred tax asset...............................     146        93
                                                                ----      ----
Deferred tax liabilities --
  Tax over book depreciation................................      95        61
  Pensions..................................................     213       206
  Other.....................................................     123        55
                                                                ----      ----
       Total deferred tax liability.........................     431       322
                                                                ----      ----
  Net deferred tax liability................................    $285      $229
                                                                ====      ====

     As reflected by the valuation allowance in the table above, Packaging had potential tax benefits of $8 million and $4 million at December 31, 1998 and 1997, respectively, which were not recognized in the combined statements of income when generated. These unrecognized tax benefits resulted primarily from foreign tax loss carryforwards which are available to reduce future foreign tax liabilities.

     Of the $270 million of U.S. tax loss carryforwards which exist at December 31, 1998, $215 million expire in 2012 and $55 million expire in 2018. The $110 million of state tax loss carryforwards which exist at December 31, 1998, will expire in varying amounts over the period from 2000 to 2012. Of the $43 million of foreign tax loss carryforwards which exist at December 31, 1998, $18 million do not expire and the remainder expires in varying amounts over the period from 1999 to 2005.

     Packaging and Tenneco, together with certain of their respective subsidiaries which are owned 80% or more, have entered into an agreement to file a consolidated U.S. federal income tax return. This agreement provides, among other things, that (1) each company in a taxable income position will be currently charged with an amount equivalent to its U.S. federal income tax computed on a separate return basis and (2) each company in a tax loss position will be reimbursed currently. The income tax amounts reflected in the combined financial statements of Packaging under the provisions of the tax sharing arrangement are not materially different from the income taxes which would have been provided had Packaging filed a separate tax return. Under the tax sharing agreement, Tenneco pays all federal taxes directly and bills or refunds, as applicable, its subsidiaries for the applicable portion of the total tax payments. Cash taxes paid in the combined statements of cash flows include payments to Tenneco for income taxes.

     Liability for foreign income taxes is generally allocated to the legal entity on which such taxes are imposed. In the case of state income taxes, Packaging is liable for its tax in states where returns are filed for separate entities. In states where returns are filed in a combined basis, liability is allocated in a manner similar to federal income tax.

                      THE BUSINESSES OF TENNECO PACKAGING

11. EMPLOYEE STOCK PLANS

     In June 1992, Tenneco initiated an Employee Stock Purchase Plan ("ESPP"). The ESPP was terminated in 1996. Tenneco adopted a new employee stock purchase plan effective April 1, 1997 with provisions similar to the 1992 ESPP. Under the new ESPP, Tenneco sold 311,586 shares, 216,665 shares, and 185,179 shares to Packaging employees in 1998, 1997, and 1996, respectively. The plan allows U.S. and Canadian employees of Packaging to purchase Tenneco Inc. common stock through payroll deductions at a 15% discount. Each year, an employee in the plan may purchase shares with a discounted value not to exceed $21,250. The weighted average fair value of the employee purchase right, which was estimated using the Black-Scholes option pricing model and the assumptions described below except that the average life of each purchase right was assumed to be 90 days, was $6.31, $11.14, and $10.77 in 1998, 1997, and 1996, respectively. After the
Spin-off, Packaging employees will no longer participate in the Tenneco ESPP.


     In December 1996, Tenneco adopted the 1996 Stock Ownership Plan which permits the granting of a variety of awards, including common stock, restricted stock, performance units, stock appreciation rights, and stock options, to officers and employees of Tenneco. Tenneco can issue up to 17 million shares of common stock under this plan, which will terminate December 31, 2001. Certain key Packaging employees have been granted restricted stock and restricted units under the 1996 Stock Ownership Plan. These awards generally require, among other things, that the employee remain an employee of Tenneco during the restriction period. Certain key Packaging employees have also been granted performance shares which will vest based upon the attainment of specified performance goals within four years from the date of grant. In connection with the Spin-off, outstanding restricted stock, restricted units and performance shares will generally become fully vested. After the Spin-off, Packaging employees will no longer participate in Tenneco's 1996 Stock Ownership Plan.


     The fair value of each stock option issued by Tenneco to Packaging employees during 1998, 1997, and 1996 is estimated on the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions for grants in 1998, 1997, and 1996, respectively: (a) risk-free interest rate of 5.7%, 6.5%, and 6.0%; (b) expected lives of 10 years, 6 years, and 5 years; (c) expected volatility of 25.6%, 24.1%, and 24.9%; and (d) dividend yield of 3.2%, 2.8%, and 3.3%. The weighted average fair value of options granted during the year is $10.83, $12.03, and $11.42 for 1998, 1997, and 1996, respectively.

     Packaging applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," to its stock-based compensation plans. Packaging recognized after-tax stock-based compensation expense of $3 million, $4 million, and $15 million in 1998, 1997, and 1996, respectively. Had compensation costs for Packaging's stock-based compensation plans been determined in accordance with FAS No. 123, "Accounting for Stock-Based Compensation," based on the fair value at the grant dates for awards under those plans, Packaging's pro forma net income for the years ended December 31, 1998, 1997, and 1996, would have been lower by $14 million or $.08 per both basic and diluted common share, $13 million or $.08 per both basic and diluted common share, and $5 million or $.03 per both basic and diluted common share, respectively.

12. MINORITY INTEREST

     At December 31, 1998 and 1997, Packaging reported minority interest in the combined balance sheet of $14 million and $15 million, respectively. This primarily relates to preferred stock of a subsidiary issued in connection with the KNP acquisition.

13. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

     Packaging has pension plans that cover substantially all of its employees. Benefits are based on years of service and, for most salaried employees, on final average compensation. Packaging's funding policies

                      THE BUSINESSES OF TENNECO PACKAGING
are to contribute to the plans amounts necessary to satisfy the funding requirement of federal laws and regulations. Plan assets consist principally of listed equity and fixed income securities. After the Spin-off, Packaging will become the sponsor of the Tenneco Retirement Plan (the "TRP"). Benefits accrued under the TRP by employees of Tenneco's automotive business will be frozen as of the last day of the calendar month in which the Spin-off occurs, and all related pension obligations and assets will be retained by Packaging. In addition, all TRP pension obligations and assets associated with participating employees from former subsidiaries and affiliates of Tenneco will be retained by Packaging and have been reflected in the historical combined financial statements. These pension obligations and assets that Packaging will retain under all of these arrangements are included in the table below.


     Packaging has postretirement health care and life insurance plans that cover all of its salaried and certain of its hourly domestic employees. For salaried employees, the plans cover employees retiring from Packaging on or after attaining age 55 who have had a least 10 years service with Packaging after attaining age 45. For hourly employees, the postretirement benefit plans generally cover employees who retire according to one of Packaging's hourly employee retirement plans. All of these benefits may be subject to deductibles, copayment provisions, and other limitations, and Packaging has reserved the right to change these benefits. Packaging's postretirement benefit plans are not funded.

                      THE BUSINESSES OF TENNECO PACKAGING

     A summary of the change in benefit obligation, the change in plan assets, the development of net amount recognized, and the amounts recognized in the combined statement of financial position for the pension plans and postretirement benefit plans follows:

                                                                  PENSION       POSTRETIREMENT
                                                              ---------------   ---------------
                                                               1998     1997     1998     1997
                                                               ----     ----     ----     ----
                                                                         (MILLIONS)
Change in benefit obligations:
  Benefit obligation at September 30 of the previous year...  $2,654   $2,361    $ 70     $ 64
  Currency rate conversion..................................       1       --      --       --
  Service cost..............................................      28       23       1        1
  Interest cost.............................................     199      178       5        5
  Plan amendments...........................................      44        8      --       --
  Actuarial loss (gain).....................................     293      254       1        5
  Acquisitions..............................................      --       13      --       --
  Benefits paid.............................................    (194)    (183)     (8)      (6)
  Participants' contributions...............................      --       --       1        1
                                                              ------   ------    ----     ----
  Benefit obligation at September 30........................  $3,025   $2,654    $ 70     $ 70
                                                              ======   ======    ====     ====
Change in plan assets:
  Fair value at September 30 of the previous year...........  $3,516   $2,966    $ --     $ --
  Currency rate conversion..................................      --        4      --       --
  Actual return on plan assets..............................     102      714      --       --
  Employer contributions....................................       5        3       7        5
  Participants' contributions...............................       1       --       1        1
  Acquisitions..............................................      --       12      --       --
  Benefits paid.............................................    (194)    (183)     (8)      (6)
                                                              ------   ------    ----     ----
  Fair value at September 30................................  $3,430   $3,516    $ --     $ --
                                                              ======   ======    ====     ====
Development of net amount recognized:
  Funded status at September 30.............................  $  405   $  862    $(70)    $(70)
  Contributions during the fourth quarter...................       1        1       2        1
  Unrecognized cost:
     Actuarial loss (gain)..................................     200     (273)     11       11
     Prior service cost.....................................      71       57      (4)      (5)
     Transition liability (asset)...........................     (43)     (62)     --       --
                                                              ------   ------    ----     ----
  Net amount recognized at December 31......................  $  634   $  585    $(61)    $(63)
                                                              ======   ======    ====     ====
Amounts recognized in the combined balance sheet:
  Prepaid benefit cost......................................  $  664   $  594    $ --     $ --
  Accrued benefit cost......................................     (56)      (9)    (61)     (63)
  Intangible asset..........................................      22       --      --       --
  Accumulated other comprehensive income....................       4       --      --       --
                                                              ------   ------    ----     ----
  Net amount recognized.....................................  $  634   $  585    $(61)    $(63)
                                                              ======   ======    ====     ====

-------------------------
Note: Assets of one plan may not be utilized to pay benefits of other plans.
      Additionally, the prepaid (accrued) benefit cost has been recorded based upon certain actuarial estimates as described below. Those estimates are subject to revision in future periods given new facts or circumstances.

                      THE BUSINESSES OF TENNECO PACKAGING

     Net periodic pension costs (income) from continuing operations for the years 1998, 1997, and 1996, consist of the following components:

                                                              1998    1997    1996
                                                              ----    ----    ----
                                                                   (MILLIONS)
Service cost -- benefits earned during the year.............  $  28   $  23   $  20
Interest on prior year's projected benefit obligation.......    199     178     126
Expected return on plan assets..............................   (285)   (265)   (178)
Net amortization:
  Actuarial loss (gain).....................................      1      --       3
  Prior service cost........................................     11      11      11
  Transition liability (asset)..............................    (19)    (19)    (13)
                                                              -----   -----   -----
Net pension costs (income)..................................  $ (65)  $ (72)  $ (31)
                                                              =====   =====   =====

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for all pension plans with accumulated benefit obligations in excess of plan assets were $89 million, $83 million, and $27 million, respectively, as of September 30, 1998, and $12 million, $11 million, and $1 million, respectively, as of September 30, 1997.

     The weighted average discount rates (which are based on long-term market rates) used in determining the 1998, 1997, and 1996 actuarial present value of the benefit obligations were 7.0%, 7.75%, and 7.75%, respectively. The rate of increase in future compensation was 4.8%, 4.9%, and 4.8%, for 1998, 1997, and 1996, respectively. The weighted average expected long-term rate of return on plan assets for 1998, 1997, and 1996 was 10.0% for each year.

     Net periodic postretirement benefit cost from continuing operations for the years 1998, 1997, and 1996 consist of the following components:


                                                              1998   1997   1996
                                                              ----   ----   ----
                                                                  (MILLIONS)
Service cost -- benefits earned during the year.............  $ 2    $ 1     $1
Interest on accumulated postretirement benefit obligation...    5      5      5
Net amortization:
  Prior service cost........................................   (2)    (2)    (2)
  Actuarial loss (gain).....................................    1      1     --
                                                              ---    ---     --
Net periodic postretirement benefit cost....................  $ 6    $ 5     $4
                                                              ===    ===     ==


     The initial weighted average assumed health care cost trend rate used in determining the 1998, 1997, and 1996 accumulated postretirement benefit obligation was 5%, 5%, and 6%, respectively, declining to 5% in 1997 and remaining at that level thereafter.

     Increasing the assumed health care cost trend rate by one percentage point in each year would increase the 1998, 1997, and 1996 accumulated postretirement benefit obligations by approximately $2 million for each year. There would be no change in the aggregate of the service cost and interest cost components of the net periodic postretirement benefit cost for any of these years.

     Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the 1998 accumulated postretirement benefit obligation by approximately $2 million and would not change the aggregate of service cost and interest cost components of the net periodic postretirement benefit cost.

                      THE BUSINESSES OF TENNECO PACKAGING

     The discount rates (which are based on long-term market rates) used in determining the 1998, 1997, and 1996 accumulated postretirement benefit obligations were 7.00%, 7.75%, and 7.75%, respectively.

14. SEGMENT AND GEOGRAPHIC AREA INFORMATION

     Packaging is a global manufacturer with a single operating segment:

          Specialty Packaging -- Manufacture and sale of specialty packaging and consumer products for foodservice, consumer, protective, flexible and institutional/industrial markets.

     The accounting policies of the segment are the same as those described in
Note 3, "Summary of Accounting Policies." Packaging evaluates operating performance based primarily on income before interest expense, income taxes, and minority interest. Individual operating segments have not been aggregated within this reportable segment.

     Products are transferred between geographic areas on a basis intended to reflect as nearly as possible the "market value" of the products.

     The following table sets forth information relating to Packaging's external customer revenues for each product or each group of similar products:

                                                                      NET SALES AND
                                                                    OPERATING REVENUES
                                                                 YEAR ENDED DECEMBER 31,
                                                                --------------------------
                                                                 1998      1997      1996
                                                                 ----      ----      ----
                                                                        (MILLIONS)
SPECIALTY
  Disposable plastic, fiber, and aluminum packaging
     products...............................................    $2,126    $2,105    $1,862
  Plastic and fiber protective and flexible packaging
     products...............................................       607       399        78
  Other.....................................................        52        49        47
                                                                ------    ------    ------
       Total Specialty Packaging............................     2,785     2,553     1,987
                                                                ------    ------    ------
OTHER.......................................................         6        10        --
                                                                ------    ------    ------
COMBINED....................................................    $2,791    $2,563    $1,987
                                                                ======    ======    ======

                      THE BUSINESSES OF TENNECO PACKAGING

     The following tables summarize certain segment and geographic information of Packaging:


                                                               SEGMENT          RECLASS
                                                          ------------------       &
                                                          SPECIALTY   OTHER      ELIMS    COMBINED
                                                          ---------   ------    -------   --------
                                                                         (MILLIONS)
AT JUNE 30, 1999, AND FOR THE SIX MONTHS THEN ENDED
Revenues from external customers........................   $1,404     $   --     $ --      $1,404
Depreciation and amortization...........................       84         10       --          94
Income before interest, income taxes, and minority
  interest..............................................      190        (46)(b)    --        144
Extraordinary loss......................................       --         (7)      --          (7)
Cumulative effect of change in accounting principle.....      (17)       (15)      --         (32)
Total assets............................................    3,296      1,309(a)  (119)      4,486
Net assets of discontinued operations...................       --        133       --         133
AT DECEMBER 31, 1998, AND FOR THE YEAR THEN ENDED
Revenues from external customers........................   $2,785     $    6     $ --      $2,791
Depreciation and amortization...........................      152         23       --         175
Income before interest, income taxes, and minority
  interest..............................................      328        (45)(c)    --        283
Total assets............................................    3,260      1,580(a)   (42)      4,798
Net assets of discontinued operations...................       --        366       --         366
Investment in affiliated companies......................       17         --       --          17
Capital expenditures....................................      190          4       --         194
Noncash items other than depreciation and
  amortization..........................................       22        (84)      --         (62)
AT JUNE 30, 1998, AND FOR THE SIX MONTHS THEN ENDED
Revenues from external customers........................   $1,361     $   10     $ --      $1,371
Depreciation and amortization...........................       77         11       --          88
Income before interest, income taxes, and minority
  interest..............................................      175         (2)      --         173
Total assets............................................    3,373      1,468(a)   (53)      4,788
Net assets of discontinued operations...................       --        382       --         382
AT DECEMBER 31, 1997, AND FOR THE YEAR THEN ENDED
Revenues from external customers........................   $2,553     $   10     $ --      $2,563
Depreciation and amortization...........................      143         20       --         163
Income before interest, income taxes, and minority
  interest..............................................      308         (2)      --         306
Cumulative effect of change in accounting principle.....      (11)       (27)      --         (38)
Total assets............................................    3,244      1,412(a)   (38)      4,618
Net assets of discontinued operations...................       --        423       --         423
Investment in affiliated companies......................        9         --       --           9
Capital expenditures....................................      227          2       --         229
Noncash items other than depreciation and
  amortization..........................................       10        (86)      --         (76)
AT DECEMBER 31, 1996, AND FOR THE YEAR THEN ENDED
Revenues from external customers........................   $1,987     $   --     $ --      $1,987
Depreciation and amortization...........................      123          8       --         131
Income before interest, income taxes, and minority
  interest..............................................      249        (15)      --         234
Extraordinary loss......................................       --         (2)      --          (2)
Total assets............................................    2,655      1,421(a)   (48)      4,028
Net assets of discontinued operations...................       --        459       --         459
Investment in affiliated companies......................        9          1       --          10
Capital expenditures....................................      172         44       --         216
Noncash items other than depreciation and
  amortization..........................................       (2)       (44)      --         (46)

                      THE BUSINESSES OF TENNECO PACKAGING

-------------------------

Notes: (a) The Other segment's total assets includes pension assets retained by
           Packaging related to certain employees of Tenneco's and Packaging's discontinued operations, Packaging's administrative service operations assets and net assets of the discontinued paperboard packaging segment.



       (b) The Other segment's income before interest expense, income taxes and minority interest for the six months ended June 30, 1999 includes a $29 million charge relating to the severance of corporate employees and the closing of the Greenwich, Connecticut headquarters facility (see Note 4).



       (c) The Other segment's income before interest expense, income taxes and minority interest for the year ended December 31, 1998 includes restructuring charges of $10 million relating to severance of corporate employees (see Note 4) and approximately $50 million of operating costs relating to Packaging's information technology service center that began operation in 1998.



                                                             GEOGRAPHIC AREA
                                                           --------------------
                                                           UNITED                  RECLASS &
                                                           STATES    FOREIGN(A)      ELIMS      COMBINED
                                                           ------    ----------    ---------    --------
                                                                            (MILLIONS)
AT DECEMBER 31, 1998, AND FOR THE YEAR THEN ENDED
Revenues from external customers(b)....................    $2,212       $579         $ --        $2,791
Long-lived assets(c)...................................     2,168        295           --         2,463
Total assets...........................................     4,131        691          (24)        4,798
AT DECEMBER 31, 1997, AND FOR THE YEAR THEN ENDED
Revenues from external customers(b)....................    $2,116       $447         $ --        $2,563
Long-lived assets(c)...................................     2,026        236           --         2,262
Total assets...........................................     4,036        596          (14)        4,618
AT DECEMBER 31, 1996, AND FOR THE YEAR THEN ENDED
Revenues from external customers(b)....................    $1,759       $228         $ --        $1,987
Long-lived assets(c)...................................     1,957         94           --         2,051
Total assets...........................................     3,755        281           (8)        4,028


-------------------------
Notes: (a) Revenues from external customers and long-lived assets for individual foreign countries are not material.

       (b) Revenues are attributed to countries based on location of the seller.

       (c) Long-lived assets include all long-term assets except net assets from discontinued operations, goodwill, intangibles, and deferred tax assets.

15. COMMITMENTS AND CONTINGENCIES

  Capital Commitments

     Packaging estimates that expenditures aggregating approximately $110 million will be required after December 31, 1998, to complete facilities and projects authorized at such date, and substantial commitments have been made in connection therewith.

                      THE BUSINESSES OF TENNECO PACKAGING

  Lease Commitments


     Packaging holds certain of its facilities, equipment, and other assets under long-term leases. The minimum lease payments under non-cancelable operating leases with lease terms in excess of one year are $44 million, $31 million, $22 million, $15 million, and $56 million for the years 1999, 2000, 2001, 2002, and 2003, respectively, and $53 million for subsequent years.


     Commitments under capital leases were not significant to the accompanying combined financial statements. Total rental expense for continuing operations for the years 1998, 1997, and 1996, was $35 million, $37 million, and $24 million, respectively, including minimum rentals under non-cancelable operating leases of $45 million, $42 million, and $18 million for the corresponding periods.

  Litigation

     Packaging and its combined subsidiaries are parties to various legal proceedings arising from their operations. Packaging believes that the outcome of these proceedings, individually and in the aggregate, will have no material effect on the financial position or results of operations of Packaging and its combined subsidiaries.

  Environmental Matters

     Packaging and its combined subsidiaries are subject to a variety of environmental and pollution control laws and regulations in all jurisdictions in which they operate. Packaging has provided reserves for compliance with these laws and regulations where it is probable that a liability exists and where Packaging can make a reasonable estimate of the liability. The estimated liabilities recorded are subject to change as more information becomes available regarding the magnitude of possible clean-up costs and the timing, varying costs, and effectiveness of alternative clean-up technologies. However, Packaging believes that any additional costs which arise as more information becomes available will not have a material effect on the combined financial condition or results of operations of Packaging.

                      THE BUSINESSES OF TENNECO PACKAGING

16. QUARTERLY FINANCIAL DATA (UNAUDITED) (IN MILLIONS EXCEPT PER SHARE)

                                                                                                                  INCOME (LOSS)
                                  INCOME BEFORE                                                                      BEFORE
                                    INTEREST                                                                       CUMULATIVE
                      NET SALES     EXPENSE,      INCOME (LOSS)   INCOME (LOSS)   INCOME (LOSS)                     EFFECT OF
                         AND      INCOME TAXES,       FROM            FROM           BEFORE                         CHANGE IN
                      OPERATING   AND MINORITY     CONTINUING     DISCONTINUED    EXTRAORDINARY   EXTRAORDINARY    ACCOUNTING
QUARTER               REVENUES      INTEREST       OPERATIONS      OPERATIONS         LOSS            LOSS          PRINCIPLE
-------               ---------   -------------   -------------   -------------   -------------   -------------   -------------
1999
 1st.................  $  666         $ 45            $  6            $(172)          $(166)          $ (7)           $(173)
 2nd.................     738           99              46                9              55             --               55
                       ------         ----            ----            -----           -----           ----            -----
                       $1,404         $144            $ 52            $(163)          $(111)          $ (7)           $(118)
                       ======         ====            ====            =====           =====           ====            =====
1998
 1st.................  $  633         $ 69            $ 18            $  14           $  32           $ --            $  32
 2nd.................     738          104              51               23              74             --               74
 3rd.................     696           74              15               25              40             --               40
 4th.................     724           36              (2)              (5)             (7)            --               (7)
                       ------         ----            ----            -----           -----           ----            -----
                       $2,791         $283            $ 82            $  57           $ 139           $ --            $ 139
                       ======         ====            ====            =====           =====           ====            =====
1997
 1st.................  $  510         $ 48            $  9            $  13           $  22           $ --            $  22
 2nd.................     675           87              31              (11)             20             --               20
 3rd.................     682           89              32               11              43             --               43
 4th.................     696           82              34                8              42             --               42
                       ------         ----            ----            -----           -----           ----            -----
                       $2,563         $306            $106            $  21           $ 127           $ --            $ 127
                       ======         ====            ====            =====           =====           ====            =====


                       CUMULATIVE
                       EFFECT OF
                       CHANGE IN     NET
                       ACCOUNTING   INCOME
QUARTER                PRINCIPLE    (LOSS)
-------                ----------   ------
1999
 1st.................     $(32)     $(205)
 2nd.................       --         55
                          ----      -----
                          $(32)     $(150)
                          ====      =====
1998
 1st.................     $ --      $  32
 2nd.................       --         74
 3rd.................       --         40
 4th.................       --         (7)
                          ----      -----
                          $ --      $ 139
                          ====      =====
1997
 1st.................     $ --      $  22
 2nd.................       --         20
 3rd.................       --         43
 4th.................      (38)         4
                          ----      -----
                          $(38)     $  89
                          ====      =====



                                                    BASIC EARNINGS (LOSS) PER SHARE OF COMMON STOCK
                       ---------------------------------------------------------------------------------------------------------
                                                                                           BEFORE        CUMULATIVE
                                                                                         CUMULATIVE      EFFECT OF
                          FROM          FROM            BEFORE                        EFFECT OF CHANGE   CHANGE IN
                       CONTINUING   DISCONTINUED    EXTRAORDINARY     EXTRAORDINARY    IN ACCOUNTING     ACCOUNTING   NET INCOME
QUARTER                OPERATIONS    OPERATIONS          LOSS             LOSS           PRINCIPLE       PRINCIPLE      (LOSS)
-------                ----------   ------------   ----------------   -------------   ----------------   ----------   ----------
1999
  1st................    $ .03         $(1.03)          $(1.00)           $(.04)           $(1.04)         $(.19)       $(1.23)
  2nd................      .28            .05              .33               --               .33             --           .33
                         -----         ------           ------            -----            ------          -----        ------
                         $ .31         $ (.98)          $ (.67)           $(.04)           $ (.71)         $(.19)       $ (.90)
                         =====         ======           ======            =====            ======          =====        ======
1998
  1st................    $ .11         $  .08           $  .19            $  --            $  .19          $  --        $  .19
  2nd................      .30            .14              .44               --               .44             --           .44
  3rd................      .09            .15              .24               --               .24             --           .24
  4th................     (.01)          (.04)            (.05)              --              (.05)            --          (.05)
                         -----         ------           ------            -----            ------          -----        ------
                         $ .49         $  .34           $  .83            $  --            $  .83          $  --        $  .83
                         =====         ======           ======            =====            ======          =====        ======
1997
  1st................    $ .06         $  .07           $  .13            $  --            $  .13          $  --        $  .13
  2nd................      .19           (.07)             .12               --               .12             --           .12
  3rd................      .18            .07              .25               --               .25             --           .25
  4th................      .20            .05              .25               --               .25           (.23)          .02
                         -----         ------           ------            -----            ------          -----        ------
                         $ .63         $  .12           $  .75            $  --            $  .75          $(.23)       $  .52
                         =====         ======           ======            =====            ======          =====        ======

                      THE BUSINESSES OF TENNECO PACKAGING

                                                   DILUTED EARNINGS (LOSS) PER SHARE OF COMMON STOCK
                       ---------------------------------------------------------------------------------------------------------
                                                                                           BEFORE        CUMULATIVE
                                                                                         CUMULATIVE      EFFECT OF
                          FROM          FROM            BEFORE                        EFFECT OF CHANGE   CHANGE IN
                       CONTINUING   DISCONTINUED    EXTRAORDINARY     EXTRAORDINARY    IN ACCOUNTING     ACCOUNTING   NET INCOME
       QUARTER         OPERATIONS    OPERATIONS          LOSS             LOSS           PRINCIPLE       PRINCIPLE      (LOSS)
       -------         ----------   ------------   ----------------   -------------   ----------------   ----------   ----------
1999
  1st................    $ .03         $(1.03)          $(1.00)           $(.04)           $(1.04)         $(.19)       $(1.23)
  2nd................      .28            .05              .33               --               .33             --           .33
                         -----         ------           ------            -----            ------          -----        ------
                         $ .31         $ (.98)          $ (.67)           $(.04)           $ (.71)         $(.19)       $ (.90)
                         =====         ======           ======            =====            ======          =====        ======
1998
  1st................    $ .11         $  .08           $  .19            $  --            $  .19          $  --        $  .19
  2nd................      .30            .14              .44               --               .44             --           .44
  3rd................      .09            .15              .24               --               .24             --           .24
  4th................     (.01)          (.04)            (.05)              --              (.05)            --          (.05)
                         -----         ------           ------            -----            ------          -----        ------
                         $ .49         $  .34           $  .83            $  --            $  .83          $  --        $  .83
                         =====         ======           ======            =====            ======          =====        ======
1997
  1st................    $ .06         $  .07           $  .13            $  --            $  .13          $  --        $  .13
  2nd................      .19           (.07)             .12               --               .12             --           .12
  3rd................      .18            .07              .25               --               .25             --           .25
  4th................      .20            .05              .25               --               .25           (.23)          .02
                         -----         ------           ------            -----            ------          -----        ------
                         $ .63         $  .12           $  .75            $  --            $  .75          $(.23)       $  .52
                         =====         ======           ======            =====            ======          =====        ======


-------------------------

Notes: Reference is made to Notes 3, 4, 6, and 7 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for items affecting quarterly results. The sum of the quarters may not equal the total of the respective year's earnings per share on either a basic or diluted basis due to changes in the weighted average shares outstanding throughout the year.


 (The preceding notes are an integral part of the foregoing combined financial statements.)

                                                                     SCHEDULE II

                      THE BUSINESSES OF TENNECO PACKAGING
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                   (MILLIONS)

                  COLUMN A                      COLUMN B           COLUMN C            COLUMN D    COLUMN E
---------------------------------------------  ----------   -----------------------   ----------   ---------
                                                                   ADDITIONS
                                                            -----------------------
                                               BALANCE AT   CHARGED TO   CHARGED TO                 BALANCE
                                               BEGINNING    COSTS AND      OTHER                   AT END OF
                 DESCRIPTION                    OF YEAR      EXPENSES     ACCOUNTS    DEDUCTIONS     YEAR
                 -----------                   ----------   ----------   ----------   ----------   ---------
Allowance for Doubtful Accounts Deducted from
  Assets to Which it Applies:
     Year Ended December 31, 1998............     $11          $ 5          $--          $ 5          $11
                                                  ===          ===          ===          ===          ===
     Year Ended December 31, 1997............     $18          $ 2          $ 2          $11          $11
                                                  ===          ===          ===          ===          ===
     Year Ended December 31, 1996............     $ 9          $11          $--          $ 2          $18
                                                  ===          ===          ===          ===          ===

                                       S-1